As confidentially submitted to the United States Securities and Exchange Commission on December 22, 2025.

This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

–––––––––––––––––––––––––––––––––––––––

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

–––––––––––––––––––––––––––––––––––––––

Sensing4D AI Ltd

(Exact name of registrant as specified in its charter)

–––––––––––––––––––––––––––––––––––––––

Cayman Islands	7372	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 1302, Yuecai City (North Block)

No. 3008 Taibai Road, Dongxiao Street

Luohu District, Shenzhen, China 518001

+86 (0755) 8634 7795

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

–––––––––––––––––––––––––––––––––––––––

[•]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

–––––––––––––––––––––––––––––––––––––––

With a Copy to:

Henry Yin, Esq. Benjamin Yao, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place Central, Hong Kong SAR 852-3923-1111	Hermione Krumm, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000	Mark E. Crone, Esq. Liang Shih, Esq. The Crone Law Group, P.C. 420 Lexington Avenue, Suite 2446 New York, NY 10170 (646) 861-7891

–––––––––––––––––––––––––––––––––––––––

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED DECEMBER [•], 2025

[•] Class A Ordinary Shares

Sensing4D AI Ltd

This is an initial public offering (this “Offering”) of our Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares” or “Shares”), of Sensing4D AI Ltd, an exempted company with limited liability incorporated under the laws of Cayman Islands (“we,” “us,” “our,” “Group,” “Sensing Cayman,” “our Company,” or the “Company”). We are offering on a firm commitment basis our Shares. Prior to this Offering, there has been no public market for our Shares. We expect the initial public offering price of our Shares to be in the range of $[•] to $[•] per Share. The number of Shares offered hereby is based upon an assumed offering price of $[•] per Share, the midpoint of such estimated price range. The actual initial public offering price of the Shares will be determined between the underwriters and us at the time of pricing, considering, among others, our historical performance, prevailing market conditions, and overall assessment of our business. Therefore, the assumed initial public offering price per Share used throughout this prospectus may not be indicative of the actual initial public offering price for the Class A Ordinary Shares. See “Pricing of This Offering” for additional information.

We have applied to list our Shares on the Nasdaq Capital Market under the symbol “[•].” At this time, The Nasdaq Stock Market LLC (“Nasdaq”) has not yet approved our application to list our Shares. It is a condition to the closing of this Offering that our Shares qualify for listing on the Nasdaq Capital Market. However, there is no assurance that this Offering will be closed and our Shares will be trading on the Nasdaq Capital Market. If Nasdaq does not approve our listing application, this Offering will be terminated.

We will adopt a dual-class structure immediately prior to the completion of this Offering, consisting of Class A Ordinary Shares and Class B ordinary shares, par value US$0.0001 per share (“Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”). Class A Ordinary Shares are the only class of ordinary shares being offered in this Offering. Upon completion of this Offering, Sensing Cayman will have [•] Class A Ordinary Shares issued and outstanding (or [•] Class A Ordinary Shares if the underwriters exercise their over-allotment option to purchase additional Class A Ordinary Shares in full), as well as [•] Class B Ordinary Shares issued and outstanding. Mr. Haoran Zhou, our founder, chairman of the board, and chief executive officer, will beneficially own [•]% of our issued Class A Ordinary Shares and [•]% of our issued Class B Ordinary Shares, and will be able to exercise [•]% of the total voting power immediately following the completion of this Offering, assuming the underwriters do not exercise their over-allotment option. Holders of the Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to [•] votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a shareholder to any person who is not the designated person or an affiliate of the designated person, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not the designated person or an affiliate of the designated person, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Share. For a more detailed description of risks related to the dual-class structure, see “Risk Factors — Risks Related to our Company — The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with Mr. Haoran Zhou, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.”

Upon the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq corporate governance rules, because our founder, chairman of the board, and chief executive officer, Mr. Haoran Zhou, will beneficially own approximately [•]% of our then-issued and outstanding Shares, representing approximately [•]% of the total voting power immediately after the consummation of this Offering, assuming the underwriters do not exercise its option to purchase additional Shares, or approximately [•]% of the total issued and outstanding Shares, representing approximately [•]% of the total voting power, assuming that the over-allotment option is exercised in full. Mr. Zhou will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents and approval of major corporate transactions. For further information, see “Principal Shareholders.” For more detailed description of risks related to being a “controlled company,” see “Risk Factors — Risks Related to Our Company — We will be a ‘controlled company’ within the meaning of Nasdaq Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Investing in our Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying our Shares.

The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Our Shares offered in this prospectus are shares of Sensing Cayman, our Cayman Islands holding company, which has no material operations of its own and conducts all of its operations through its operating entity established in the People’s Republic of China (the “PRC”). See “Risk Factors — As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

In addition, the PRC government may influence our Group’s or our Hong Kong subsidiary’s operations. Since our Group conducts all of the Group’s operations in China, our Group is subject to legal and operational risks associated with having all of our operations in China (including Hong Kong), including risks related to the legal and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations, which risks could result in a material change in our operations and/or cause the value of our Shares to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors. See “Risk Factors — Risks Related to Doing Business in China — Because Sensing Cayman is a holding company conducting all its operations through its PRC subsidiaries, the PRC government’s exercise of oversight over our Group’s business may result in a material change in our operations. The PRC government may influence our operations in China (including Hong Kong), which could result in a material change in our operations and limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or in extreme cases, become worthless.” Recently, the PRC government enhanced its supervision over China-based companies with a variable interest entity structure seeking to list overseas (such as the Trial Measures), initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. As advised by our PRC counsel, Jingtian & Gongcheng, as of the date of this prospectus, our Group is not directly or indirectly subject to these regulatory actions or statements because (i) our Group does not currently utilize a variable interest structure, and a variable interest structure is not required as our business is not in an area where foreign investment is prohibited or restricted; (ii) our Group is not subject to cybersecurity review or the outbound data transfer security assessment by the Cyberspace Administration of PRC (“CAC”) or other authorities; and (iii) our Group is not subject to merger control review by China’s anti-monopoly enforcement agency as we have not engaged in any monopolistic behavior.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”), issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedure and report relevant information to the CSRC. Sensing Cayman is required to complete the filing process pursuant to the Trial Measures. Sensing Cayman will submit the application to CSRC within three working days after the relevant application is submitted overseas. In accordance with the CSRC notification, we are required to report the offering and our listing status to the CSRC within 15 business days from our completion of this Offering. If we fail to complete this Offering within 12 months from the issuance date of the notification, and the offering is still under progress on or after that time period, we will be required to update the filing materials and documents with the CSRC, which will take us additional time to comply with the filing requirements under the Trial Measures. As of the date of this prospectus, we have not received any warning, sanctions or objection regarding this Offering or our planned overseas listing from the CSRC or any other PRC governmental authorities. However, as the Trial Measures were newly published, and the filing requirements and their implementation may continue to evolve and subject to change, we cannot be sure that we will be able to fulfil all the regulatory requirements thereunder at all times. Any failure or perceived failure by us to comply with any filing requirements under the Trial Measures may result in forced corrections, warnings and fines against us and could limit our ability to offer or continue to offer our securities. As our PRC subsidiaries are not critical information infrastructure operators (“CIIOs”) or online platform operators with personal information of more than one million users, and Sensing Cayman and its PRC subsidiaries have never received any notification from any administrative authority requiring the Company to conduct cybersecurity review or the outbound data transfer security assessment, nor have they received any investigation, warning or penalty in relation thereto. We and our PRC subsidiaries have never received any notification from any administrative authority regarding business operations and/or listing activities that affect or may affect national security, nor have they received any investigation, warning or penalty in relation thereto.

However, the implementation and interpretation of laws in China may continue to evolve and are subject to change, and we cannot assure you that Sensing Cayman and/or its PRC subsidiaries will comply with any such regulations in all respects and Sensing Cayman and/or its PRC subsidiaries may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities; Sensing Cayman and/or its PRC subsidiaries may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition. For a detailed description of risks related to doing business in China, see “Risk Factors — Risks Related to Doing Business in China” from pages 22 to 43 of this prospectus.

We conduct our business in PRC through our PRC subsidiaries. Each of our PRC subsidiaries is required to obtain, and has obtained, a business license issued by the PRC State Administration for Market Regulation and its local counterparts. As of the date of this prospectus, we have not received any warning and have not been subject to any penalty or other disciplinary action from any PRC authority for the failure to obtain or the insufficiency of any approval or permit in connection with the conduct or service of our business operations. We have not been denied by any PRC authority with respect to the application of any requisite permissions by us and our PRC subsidiaries in PRC. However, we may be subject to additional licensing requirements, and our conclusion on the status of our licensing compliance may prove to be mistaken, due to the change and evolvement around relevant laws and regulations and the interpretation and implementation of them and the enforcement practice by relevant government authorities. We cannot assure you that we are or will be in compliance with all licensing requirements applicable to us or will not be subject to any penalty in the future due to the lack or insufficiency of approvals or permits. The failure of our subsidiaries to obtain or to thereafter maintain any permit or license required of their operations may result in the suspension or termination of, or otherwise give rise to a material adverse change to, their businesses, which would materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value.

Furthermore, based on PRC laws and regulations effective as of the date of this prospectus and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, we believe that as of the date of this prospectus, we and our PRC subsidiaries are not required to obtain any permission from the CSRC, the CAC, or any other PRC authority in connection with this Offering except for the filing under the Trial Measures. As a result, except for submitting the filing required by the CSRC under the Trial Measures, we have not submitted any application to the CAC or other PRC authorities for the approval of this Offering. However, the implementation and interpretation of existing laws and regulations by PRC authorities as well as future legislative initiatives in PRC are subject to change, and we cannot assure you whether we will be required to obtain further permission or approval in the future.

On September 6, 2024, the National Development and Reform Commission (the “NDRC”), and the Ministry of Commerce (the “MOFCOM”), jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version) (the “Negative List”), which became effective on November 1, 2024. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. If in the future one or more part of our business are classified as “prohibited” or “restrictive” according to future Negative List, we may be required to obtain an approval from relevant governmental authorities. While we do not expect our business operation to be materially adversely affected should we were required such approval, we cannot assure you whether or when the relevant procedures will be completed.

Overall, as all of our operations in the PRC is conducted by our PRC subsidiaries, we are also subject to risks associated with the continuous evolvement and possible changes in PRC laws, regulations, and rules which may occur. Any of such actions, if taken by the PRC government, could materially and adversely affect our financial condition and results of operations and significantly limit or completely hinder our ability to offer our shares to investors, or cause our shares to significantly decline in value or become worthless.

Furthermore, on May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA Act”), requiring a foreign company to certify it is not owned or controlled by a foreign government if the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. On December 2, 2021, the SEC adopted final amendments implementing the submission and disclosure requirements outlined in the HFCA Act, which went into effect on January 10, 2022. Our Shares may be prohibited to trade on a national exchange or in the over-the-counter trading market in the United States under the HFCA Act, if the PCAOB determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2021. On August 26, 2022, the PCAOB signed the Statement of Protocol (“SOP”) Agreements with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”). The SOP Agreements established a specific, accountable framework. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. On December 29, 2022, the Accelerating HFCA Act was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On February 24, 2023, the CSRC, the Ministry of Finance, the State Secrecy Administration, and the State Archives Bureau jointly issued the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas

Issuance and Listing of Securities by Domestic Enterprises (the “Provisions”), which aim to standardize confidentiality and archives administration in respect of direct or indirect overseas issuance of securities by domestic enterprises of the PRC, which came into effect on March 31, 2023. Given that the Statement of Protocol and the Provisions have just been issued and that official guidance and related implementation rules of the Provisions have not been issued and the Provisions may be subject to further clarifications during subsequent implementation, should PRC authorities fail to agree to the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination. Our auditor, Marcum Asia CPAs LLP (“MarcumAsia”), an independent registered public accounting firm headquartered in the New York, New York, was not included in the determinations made by the PCAOB on December 16, 2021. Our auditor is currently subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis. We do not expect the HFCA Act and related regulations will affect us or this Offering. However, if any PRC law relating to the access of the PCAOB to auditor files were to apply to a company such as the Group or its auditor, the PCAOB may be unable to fully inspect our auditor. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCA Act and, as a result, we cannot assure you that we will be able to maintain the listing of our Shares on the Nasdaq Capital Market or that you will be allowed to trade our Shares in the United States on the “over-the-counter” markets or otherwise. Should our Shares become not listed or tradeable in the United States, the value of the Shares could be materially affected. See “Risk Factors — Risks Related to Doing Business in China” from pages 22 to 43 of this prospectus for a detailed discussion.

Sensing Cayman has not issued any dividends or distributions to its shareholders as of the date of this prospectus and it currently intends to retain most, if not all, of our available funds and any future earnings after this Offering to fund the development and growth of our business. The ability of Sensing Cayman to pay dividends or distributions to its investors will depend upon dividends paid by our subsidiaries. We may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements and we expect that our distribution of earnings or settlement of amounts owed will be done through our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. None of our PRC subsidiaries have issued any dividends or distributions to their respective holding companies, including Sensing Cayman or our investors as of the date of this prospectus, and they will not be able to do so until they generate accumulated profits and meet the requirements for statutory reserve funds. For a description of factors that may affect the ability of our PRC subsidiaries to transfer cash or assets to us, see “PRC Regulations”; “Prospectus Summary — Dividends or distributions made to our Company and U.S. investors and tax consequences,” and “Risk Factors — Risks Related to Doing Business in China — As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Cash may be transferred among Sensing Cayman and our PRC subsidiaries, in the following manners: (1) funds may be transferred to our PRC subsidiaries from Sensing Cayman as needed through our subsidiary, Sensing AI Limited (“Sensing HK”), in Hong Kong in the form of capital contribution, as the case may be; (2) dividends or other distributions may be paid by our PRC subsidiaries to Sensing Cayman through Sensing HK; and (3) our PRC subsidiaries may lend to and borrow from each other from time to time for business operation purposes.

As of and for the years ended March 31, 2024 and 2025 and up to the date of this prospectus, Sensing Cayman did not transfer any cash or other assets to or from any of our PRC subsidiaries or paid any dividends or made any distributions to its shareholder, including any U.S. investors. For details, see “Prospectus Summary — Transfers of cash between Sensing Cayman and our subsidiaries,” “Prospectus Summary — Dividends or distributions made to our Company and U.S. investors and tax consequences,” and our audited consolidated financial statements for the years ended March 31, 2024 and 2025. We currently have not maintained any cash management policies that specifically dictate how funds shall be transferred among Sensing Cayman, Sensing HK and our PRC subsidiaries. We will determine the payment of dividends and fund transfer based on our specific business needs in accordance with the applicable laws and regulations.

To the extent our cash or assets in the business are in China or a PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of China due to interventions in or the imposition of legal restrictions and limitations on the ability of Sensing Cayman and our subsidiaries to transfer cash or assets. The PRC government imposes supervision over the convertibility of RMB into foreign currencies and the remittance of funds out of China, which may restrict the transfer of cash between Sensing Cayman and our PRC subsidiaries or the investors. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by our PRC subsidiaries out of China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. Furthermore, we cannot assure you that the PRC government will not regulate Sensing Cayman and our PRC subsidiaries to transfer or distribute cash within the organization according to the new rules, which could result in an inability of or prohibition on making transfers or distributions to entities outside of China. For details, see “Prospectus Summary — Dividends or distributions made to our Company and U.S. investors and tax consequences,” “Prospectus Summary — Business Overview — Summary of Risk Factors,” “Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us,” “Risk Factors — Risks Related to Doing Business in China — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business,” “Risk Factors — Risks Related to Doing Business in China — Governmental oversight of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” and “Risk Factors — Risks Related to Doing Business in China — As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under the Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if immediately following the date on which the dividend is proposed to be paid, the company will be unable to pay its debts as they fall due in the ordinary course of business. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and we do not anticipate declaring or paying a dividend in the foreseeable future. If we determine to pay dividends on any of our Shares in the future, as a holding company, Sensing Cayman will depend on receipt of funds from Sensing HK.

Please see “Risk Factors” beginning on page 15 of this prospectus for additional information.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

	Per Share	Total(2)
Initial public offering price	$	$
Underwriting discounts (7.0%)(1)	$	$
Proceeds, before expenses, to us(2)	$	$

____________

(1)      We have agreed to pay the underwriters a discount equal to 7.0% of each Share’s public offering price. For all investors referred directly by the Company to the underwriters that participate in the Offering, the Company shall only pay the underwriters a gross discount equal to a fee agreed by both parties of no more than 4% of each Share’s public offering price on those securities offered to such investors. The amounts set forth in this table assumes that the Company does not refer any investors to the underwriters in this offering.

(2)      In addition to the underwriting discounts listed above, we have agreed to (i) reimburse Eddid Securities USA Inc., the representative of the underwriters (the “Representative”), for certain fees and expenses, and (ii) provide the Representative a non-accountable expense allowance equal to 1.0% of the gross proceeds of this Offering. See “Underwriting” for additional information regarding total underwriter compensation.

We have granted the underwriters an option for a period of 45 days after the date of this Offering to purchase up to 15% of the total number of Shares to be offered by us pursuant to this Offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, if any, at the public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be $[•], based on an assumed public offering price of $[•] per Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[•].

The underwriters expect to deliver the Shares against payment in U.S. dollars to purchasers on or about [•], 2025.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated [•], 2025

i

About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor the underwriters have taken any action to permit a public offering of the Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “Board” or “Board of Directors” refers to the board of directors of our Company;

•        “CAGR” refers to compound annual growth rate;

•        “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, the special administrative regions of Hong Kong and Macau and Taiwan;

•        “Class A Ordinary Shares” or “Shares” refers to our class A ordinary shares, par value US$0.0001 per share in the share capital of our Company;

•        “Class B Ordinary Shares” refers to our class B ordinary shares, par value US$0.0001 per share in the share capital of our Company;

•        “Companies Act” refers to the Companies Act (Revised) of the Cayman Islands, as amended, supplemented or modified from time to time;

•        “Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

•        “Jiangxi Sensing” refers to Jiangxi Sensing Data Technology Co., Ltd., a limited liability company established in the PRC, our indirect wholly-owned subsidiary, which was disposed on July 9, 2024;

•        “PRC operating entities” refer to Sensing Shenzhen, Jiangxi Sensing and Shenzhen Big Bear;

•        “PRC subsidiaries” refer to Sensing WFOE and PRC operating entities;

•        “our ordinary shares” or “ordinary shares” or “Ordinary Shares” refer to our Class A Ordinary Shares and Class B Ordinary Shares, together;

•        “RMB” and “Renminbi” refer to the legal currency of China;

•        “SEC” or “Securities and Exchange Commission” refers to the United States Securities and Exchange Commission;

•        “Securities Act” refers to the U.S. Securities Act of 1933, as amended, supplemented or modified from time to time;

ii

•        “Sensing HK” refers to Sensing AI Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Sensing Cayman;

•        “Shenzhen Big Bear” refers to Shenzhen Big Bear General Aviation Co., Ltd., a limited liability company established in the PRC, our indirect wholly-owned subsidiary, which was deregistered on April 23, 2025;

•        “Sensing Shenzhen” refers to Sensing Shenzhen Data Technology Co., Ltd., a limited liability company established in the PRC and our indirect wholly-owned subsidiary through which we conduct our operations;

•        “Sensing WFOE” or “WFOE” refers to Sensing Cloud Computing (Shenzhen) Co., Ltd., a wholly-owned foreign enterprise established in the PRC and a direct wholly-owned subsidiary of Sensing HK;

•        “US$”, “$” or “USD” or “U.S. dollar” refers to United States dollar(s), the lawful currency of the U.S.; and

•        “U.S.” or “United States” refers to the United States of America.

•         “we,” “us,” “our Company,” “our Group,” or “Sensing Cayman” refers to Sensing4D AI Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, and, unless the context otherwise requires, its subsidiaries.

•        “U.S. GAAP” refers to the accounting principles generally accepted in the United States of America.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Shares, discussed under “Risk Factors,” before deciding whether to buy our Shares.

Overview

Founded in June 2020, we are a company specializing in the research, development, and application of artificial intelligence (AI)-driven 3D vision technology. We provide clients with comprehensive solutions, from high-precision 3D reconstruction and industry-specific applications to personalized digital content creation. With a focus on technological innovation, we serve the needs of enterprise clients by delivering technology products and professional services designed to help them improve efficiency, reduce costs, and promote the in-depth application of 3D digitalization technology across multiple industries.

Our core technology is the proprietary Sen-3D Platform, a 3D intelligent platform that integrates our self-developed 3D reconstruction and creation spatial intelligence technologies. This platform uses a world model as its core paradigm and develops spatial intelligence algorithms to construct comprehensible, reasonable, and interactive 3D scene representations. It consists of two main modules: the Sen-Modeling engine and the Sen-Creation engine. As an end-to-end intelligent platform for 3D digital content, it can digitally reconstruct the real world and assist in the intelligent creation of virtual experiences. The platform provides 3D vision technology support for application scenarios such as industrial park management, smart manufacturing, robotics, urban planning and management, forestry management, cultural tourism and heritage preservation, and smart education.

Leveraging our proprietary Sen-3D Platform, we have established a service system designed to reduce costs and improve efficiency and delivery speed. Our business is composed of two business lines that can either independently meet clients’ specific needs at certain stages or work in concert to provide integrated, AI-powered 3D vision solutions. We currently serve clients in several industry sectors, including industrial parks, robotics, urban planning and management, forestry technology, and smart manufacturing. Revenue from these sectors constitutes a significant portion of our total revenue.

One of our core strengths lies in our algorithmic and application innovations in the field of 3D vision technology, supported by our portfolio of intellectual property and our ability to integrate cutting-edge technologies. We have a professional research and development, and technical team comprised of 16 full-time researchers and technical staff, with core members possessing professional backgrounds in AI, digital technology, and information technology. As of March 31, 2025, our R&D personnel accounted for 57% of our total employees. As of the date of this prospectus, we hold 23 invention patents and 25 software copyrights, which we believe form part of our technological barrier. For the years ended March 31, 2024 and 2025, our research and development expenses were approximately RMB5,998,249 and RMB9,510,982 (US$1,310,648), respectively, representing approximately 9.6% and 8.3% of our total revenue for the same periods.

Since our inception, we have obtained several qualifications in mainland China, including National High-Tech Enterprise, Sci-Tech-based SME, Innovative SME, and Shenzhen High-Level Talent Enterprise. We have also passed numerous professional certifications, including ISO 9001 Quality Management System, ISO 27001 Information Security Management System, Occupational Health and Safety Management System, Environmental Management System, Network System Security Level 2 Protection, Intellectual Property Management System, and Five-Star After-Sales Service. Additionally, we have received awards such as the Most Dynamic Small Enterprise in China’s Geographic Information Industry, the Excellent Information Engineering Award, and the Science and Technology Progress Award.

Our business has experienced growth during the reporting period. For the years ended March 31, 2024 and 2025, we generated revenues of RMB62,533,636 and RMB114,936,692 (US$15,838,700), respectively, and net income of RMB2,116,158 and RMB10,029,098 (US$1,382,047), respectively.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

•        leading technology and continuous innovation capabilities;

•        efficient, cost-effective, and scalable solutions; and

•        deep industry accumulation and insight into needs.

Growth Strategies

We plan to develop our business and strengthen our brand loyalty by implementing the following strategies:

•        focus on breakthrough research in core 3D vision product technology to solidify our leading position;

•        build a foundation in the B2B market and expand into the B2C market;

•        build a forward-looking, multidisciplinary talent team with innovative momentum; and

•        build a sustainable development strategy through synergy in standards, market, and industrial ecosystem.

Corporate Information

Our principal executive offices are located at Room 1302, Yuecai City (North Block), No. 3008 Taibai Road, Dongxiao Street, Luohu District, Shenzhen, China 518001 and our phone number is +86 (0755) 8634 7795. Our registered office is located at the offices of ICS Corporate Services (Cayman) Limited, Palm Grove Unit 4, 265 Smith Road, George Town, P.O. Box 52A Edgewater Way, #1653, Grand Cayman KY1-9006, Cayman Islands. We maintain a corporate website at [•]. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. We have appointed [•], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Corporate Structure

Sensing4D AI Ltd (“Sensing Cayman”) is a Cayman Islands exempted company incorporated under the laws of the Cayman Islands in August 2025. Sensing Cayman is a holding company with no material operations of its own. Sensing AI Limited (“Sensing HK”) is a wholly-owned subsidiary of Sensing Cayman incorporated in Hong Kong in September 2025. Sensing Cloud Computing (Shenzhen) Co., Ltd. (“Sensing WFOE”) is a wholly-owned subsidiary of Sensing HK established in the PRC in December 2025. We commenced our operations in 2020 with the establishment of Sensing Shenzhen, and we currently conduct all of our business in China through Sensing Shenzhen. The Shares offered in this prospectus are shares of the Cayman Islands holding company instead of shares of our operating entity in the PRC. Holders of our Shares do not directly own any equity interests in our PRC subsidiaries, but will instead own shares of a Cayman Islands holding company. The Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of our Shares, including that it could cause the value of our Shares to significantly decline or become worthless. See “Risk Factors — Risks Relating to Doing Business in China — Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.”

The following diagram illustrates our corporate structure, including our subsidiaries as of the date of this prospectus and upon the completion of this Offering, assuming the sale of all of the Shares we are offering based on an assumed initial public offering price of US$[•] per share (the midpoint of the initial public offering price range reflected on the cover page of this prospectus), and no exercise of the over-allotment option. For more details on our corporate history, please refer to “Our History and Corporate Structure.”

Pre-IPO:

Holder of Class B Ordinary Shares
Holders of Class A Ordinary Shares
VisualCore Capital Ltd
Shareholding Percentage*: [*]
Voting Power Percentage**: [*]
DimensionX Holdings Ltd
Shareholding Percentage*: [*]
Voting Power Percentage**: [*]
Cognivis Ltd
Shareholding Percentage*: [*]
Voting Power Percentage**: [*]
Voxora Ltd
Shareholding Percentage*: [*]
Voting Power Percentage**: [*]
Nextera Ltd
Shareholding Percentage*: [*]
Voting Power Percentage**: [*]
Voxelytics Ltd
Shareholding Percentage*: [*]
Voting Power Percentage**: [*]
Sensing4D AI Ltd
(Cayman Island)
100%
Sensing AI Limited
(Hong Kong)
Outside PRC
Inside PRC
100%
Sensing Cloud Computing (Shenzhen) Co., Ltd.
(PRC)
100%
Sensing Shenzhen Data Technology Co., Ltd.
(PRC)

Post-IPO:

Holder of Class B Ordinary Shares
Holder of Class A Ordinary Shares
VisualCore Capital Ltd
Shareholding Percentage*: [*]
Voting Power Percentage**: [*]
DimensionX Holdings Ltd
Shareholding Percentage*: [*]
Voting Power Percentage**: [*]
Voxora Ltd
Shareholding Percentage*: [*]
Voting Power Percentage**: [*]
Cognivis Ltd
Shareholding Percentage*: [*]
Voting Power Percentage**: [*]
Nextera Ltd
Shareholding Percentage*: [*]
Voting Power Percentage**: [*]
Voxelytics Ltd
Shareholding Percentage*: [*]
Voting Power Percentage**: [*]
Public Shareholders
Shareholding Percentage*: [*]
Voting Power Percentage**: [*]
Sensing4D AI Ltd
(Cayman Island)
100%
Sensing AI Limited
(Hong Kong)
Outside PRC
100%
Inside PRC
Sensing Cloud Computing (Shenzhen) Co., Ltd.
(PRC)
100%
Sensing Shenzhen Data
Technology Co., Ltd.
(PRC)

Note:

The English names of our PRC subsidiary is directly translated from Chinese and may be different from their names shown on their respective records filed with relevant PRC authorities.

Our current operating subsidiary is:

Company Name	Dates of Incorporation/Acquisition	Place of Incorporation	Percentage of Direct/Indirect Ownership	Principal Activities
Sensing Shenzhen Data Technology Co., Ltd.	June 11, 2020	PRC	100%	Research, development, and application of artificial intelligence (AI)-driven 3D vision technology

As of the date of this prospectus, the ownership illustrated above is direct equity interests, and there is no variable interest entity or other arrangements.

Transfers of cash between Sensing Cayman and our PRC subsidiaries

To the extent our cash or assets in the business are in China or a PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of China due to interventions in or the imposition of legal restrictions and limitations on the ability of Sensing Cayman and our subsidiaries to transfer cash or assets. The PRC government imposes supervision over the convertibility of RMB into foreign currencies and the remittance of funds out of China, which may restrict the transfer of cash between Sensing Cayman and our PRC subsidiaries or the investors. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by our PRC subsidiaries out of China is also subject to certain procedures with the banks designated by the PRC State Administration of Foreign Exchange. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. Furthermore, we cannot assure you that the PRC government will not regulate on Sensing Cayman and our PRC subsidiaries to transfer or distribute cash within the organization according to the new rules, which may make a material influence on making transfers or distributions to entities outside of China. For details, see “Prospectus Summary — Dividends or distributions made to our Company and U.S. investors and tax consequences,” “Prospectus Summary — Business Overview — Summary of Risk Factors,” “Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us,” “Risk Factors — Risks Related to Doing Business in China — PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business,” “Risk Factors — Risks Related to Doing Business in China — Governmental oversight of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” and “Risk Factors — Risks Related to Doing Business in China — As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under the Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if immediately following the date on which the dividend is proposed to be paid, the company will be unable to pay its debts as they fall due in the ordinary course of business. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and we do not anticipate declaring or paying a dividend in the foreseeable future. If we determine to pay dividends on any of our Shares in the future, as a holding company, Sensing Cayman will depend on receipt of funds from Sensing HK.

Dividends or distributions made to our Company and U.S. investors and tax consequences

As a holding company, Sensing Cayman may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. If any of Sensing Cayman’s PRC subsidiaries incurs debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. In the future, cash proceeds raised from overseas financing activities, including this Offering, may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

We intend to keep any remaining undistributed earnings and future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under the Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Shares in the future, as a holding company, Sensing Cayman will depend on receipt of funds from Sensing HK.

Summary of Risk Factors

Investing in our Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

•        Our historical growth may not be indicative of our future growth. If we fail to properly manage future growth, our business, results of operations, financial condition, and prospects could be materially adversely affected. See more detailed discussion of this risk factor on page 15 of this prospectus.

•        Our success depends on the growth in market acceptance for our software solutions. If the market for our software solutions in China develops more slowly than we expect or declines, our revenue could decrease and our business could be adversely affected. See more detailed discussion of this risk factor on page 16 of this prospectus.

•        If we fail to improve the functionality, performance, reliability, design, security, and scalability of our software solutions to suit our clients’ evolving needs, we may lose our clients. See more detailed discussion of this risk factor on page 17 of this prospectus.

•        If we fail to continue innovating and keeping pace with technological developments, our business may be materially and adversely affected. See more detailed discussion of this risk factor on page 18 of this prospectus.

•        We are required to comply with laws and regulations in the PRC relating to data privacy and security. If we fail to comply with such laws and regulations, our business, results of operations, financial condition, and prospects may be adversely affected. See more detailed discussion of this risk factor on page 36 of this prospectus.

•        We face risks associated with the use of our AI technologies. Integrating AI technologies into our software solutions may expose us to potential infringement claims and higher costs for regulatory compliance. See more detailed discussion of this risk factor on page 17 of this prospectus.

•        We have identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be adversely affected. See more detailed discussion of this risk factor on page 21 of this prospectus.

Risks Related to Doing Business in China

•        Because Sensing Cayman is a holding company conducting all its operations through its PRC subsidiaries, the PRC government’s imposition of legal restrictions on our Group’s business, and the intervention, influence by the PRC government has or may have material impact on our business and on the value of our securities. See more detailed discussion of this risk factor on page 22 of this prospectus.

•        The PRC government may influence our operations in China (including Hong Kong) at any time, which could result in a material change in our operations and/or the value of our securities. It may significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or in extreme cases, become worthless.

•        Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may be implemented on occasion and could have a significant impact upon our subsidiaries’ ability to operate profitably in the PRC and could result in a material change in our operations and/or the value of securities we are registering for sale. Therefore, our assertions and beliefs of the risk imposed by the PRC laws and regulations cannot be certain. See more detailed discussion of this risk factor on page 24 of this prospectus.

•        Changes in China’s economic or social conditions or government policies could have a material and adverse effect on our business and results of operations. See more detailed discussion of this risk factor on page 24 of this prospectus.

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China (including Hong Kong) against us or our management named in the prospectus based on foreign laws. It will be difficult for you or overseas regulators to conduct investigations or collect evidence within China. See more detailed discussion of this risk factor on page 28 of this prospectus.

•        As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See more detailed discussion of this risk factor on page 28 of this prospectus.

•        Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment. See more detailed discussion of this risk factor on page 29 of this prospectus.

•        If we fail to complete foreign exchange registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See more detailed discussion of this risk factor on page 29 of this prospectus.

•        Governmental oversight of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment. See more detailed discussion of this risk factor on page 32 of this prospectus.

•        China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See more detailed discussion of this risk factor on page 32 of this prospectus.

•        If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. See more detailed discussion of this risk factor on page 34 of this prospectus.

•        We are subject to the reporting obligations and consequences of indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. See more detailed discussion of this risk factor on page 34 of this prospectus.

•        If the Chinese government chooses to exert more supervision measures over offerings that are conducted overseas and/or foreign investment in China-based issuers, such measures may limit our ability to offer or continue to offer Shares to investors and cause the value of our Shares to significantly decline or be worthless. See more detailed discussion of this risk factor on page 25 of this prospectus.

Risks Related to Our Company

•        We will be a “controlled company” within the meaning of the Nasdaq Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. See more detailed discussion of this risk factor on page 38 of this prospectus.

•        The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with Mr. Haoran Zhou, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

•        Our chief executive officer is also our principal shareholder. He has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions. See more detailed discussion of this risk factor on page 38 of this prospectus.

•        We are a “foreign private issuer” and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer. See more detailed discussion of this risk factor on page 39 of this prospectus.

•        Even if we cease to be a foreign private issuer in the future, for as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies. See more detailed discussion of this risk factor on page 39 of this prospectus.

•        As an exempted company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards. See more detailed discussion of this risk factor on page 40 of this prospectus.

•        Provisions in our post-offering memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our shares and could entrench management. See more detailed discussion of this risk factor on page 40 of this prospectus.

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See more detailed discussion of this risk factor on page 41 of this prospectus.

Risks Related to Our Securities and This Offering

•        There has been no public market for our Shares prior to this Offering, and you may not be able to resell our Shares at or above the price you pay for them, or at all. See more detailed discussion of this risk factor on page 43 of this prospectus.

•        The trading price of our Shares may be volatile, which could result in substantial losses to investors. See more detailed discussion of this risk factor on page 43 of this prospectus.

•        If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Shares, the market price for our Shares and trading volume could decline. See more detailed discussion of this risk factor on page 44 of this prospectus.

•        Because our public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution. See more detailed discussion of this risk factor on page 45 of this prospectus.

Permission or Approval Required from PRC Authorities for the Group’s Business Operations

We conduct our business in PRC through our PRC subsidiaries. According to the Regulation on the Administration of the Registration of Market Entities of PRC, each of our PRC subsidiaries is required to obtain, and has obtained, a business license issued by the PRC State Administration for Market Regulation and its local counterparts. Those who engage in business activities in PRC without a business license shall be ordered to make corrections, confiscate the illegal income, pay the fine or suspend the business.

As of the date of this prospectus, we have not received any warning and have not been subject to any penalty or other disciplinary action from any PRC authority for the failure to obtain or the insufficiency of any approval or permit in connection with the conduct or service of our business operations. We have not been denied by any PRC authority with respect to the application of any requisite permissions by us and our PRC subsidiaries in PRC. However, we may be subject to additional licensing requirements, and our conclusion on the status of our licensing compliance may prove to be mistaken, due to the change and evolvement around relevant laws and regulations and the interpretation and implementation of them and the enforcement practice by relevant government authorities. We cannot assure you that we are or will be in compliance with all licensing requirements applicable to us or will not be subject to any penalty in the future due to the lack or insufficiency of approvals or permits. The failure of our subsidiaries to obtain or to thereafter maintain any permit or license required of their operations may result in the suspension or termination of, or otherwise give rise to a material adverse change to, their businesses, which would materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value.

Laws regulating foreign investment in China include the PRC Foreign Investment Law, or the PRC FIL, effective from January 1, 2020, and the Regulation on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, effective from January 1, 2020. On September 6, 2024, the National Development and Reform Commission (the “NDRC”), and the Ministry of Commerce (the “MOFCOM”), jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version) (the “Negative List”), which became effective on November 1, 2024. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses, seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. As of the date of the prospectus, our business is not in the Negative List. If in the future one or more part of our business are classified as “prohibited” or “restrictive” according to future Negative List, we may be required to obtain an approval from relevant governmental authorities. While we do not expect our business operation to be materially adversely affected should we were required such approval, we cannot assure you whether or when the relevant procedures will be completed.

As of the date of the prospectus, the Company and its PRC subsidiaries have obtained all requisite permissions and approvals and none of these permissions or approvals have been denied. However, as all of our operations in PRC is conducted by our PRC subsidiaries, we are also subject to risks associated with the evolvement of the PRC legal system and possible changes in PRC laws, regulations, and rules. Any of such actions, if taken by the PRC government, could materially and adversely affect our financial condition and results of operations and significantly limit or completely hinder our ability to offer our shares to investors, or cause our shares to significantly decline in value or become worthless.

Potential CAC Approval Required for This Offering

According to the Cybersecurity Review Measures promulgated by the CAC, and other relevant administrative departments, stipulates that where any of the following conditions are met, a network security review shall be conducted: (i) a CIIO purchases network products or services, which affects or may affect national security; (ii) online platform operators carry out data processing activities, which affect or may affect national security; (iii) to list abroad, an online platform operator who possesses the personal information of more than 1 million users. As of the date of this prospectus, the Company has not received any notification from any authority that it is a CIIO, or that the Company’s data processing practices, or its listing in the U.S., affect or may affect national security. Moreover, the number of individuals whose personal information is held by the Company is less than 1 million. As of the date of this prospectus, the Company and its PRC enterprises have never received any notification from any administrative authority requiring the Company to conduct cybersecurity review, nor have they received any investigation, warning or penalty in relation thereto. Therefore, as advised by our PRC counsel, Jingtian & Gongcheng, we are not subject to cybersecurity review and approval by the CAC for this Offering and our proposed listing. However, we cannot preclude the possibility that new laws, regulations or rules promulgated in the future will impose additional compliance requirements on us, will subject us to the cybersecurity or national security review in relation to our operations, or will require us to change our business practices or incur additional operating expenses, which may have material and negative impacts on our business, financial condition and prospects and the value of our securities.

CSRC Approval Required for This Offering

According to the Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. As advised by our PRC counsel, Jingtian & Gongcheng, since our PRC operating subsidiaries accounted for more than 50% of our combined revenues, profit, total assets or net assets for the year ended March 31, 2025, and the key components of our operations are carried out in the PRC, this Offering is considered an indirect offering by PRC domestic companies, and we are therefore subject to the filing requirements for this Offering under the Trial Measures. Sensing Cayman will submit the application to CSRC within three working days after the relevant application is submitted overseas. In accordance with the CSRC notification, we are required to report the offering and listing status to the CSRC within 15 business days from our completion of this Offering. If we fail to complete this Offering within 12 months from the issuance date of the notification, and the offering is still under progress on or after that time period, we will be required to update the filing materials and documents with the CSRC, which will take us additional time to comply with the filing requirements under the Trial Measures. As of the date of this prospectus, we have not received any warning, sanctions or objection regarding this Offering or our planned overseas listing from the CSRC or any other PRC governmental authorities. However, as the Trial Measures were newly published, and the filing requirements and their implementation may continue to evolve and subject to change, we cannot be sure that we will be able to fulfil all the regulatory requirements thereunder at all times. Any failure or perceived failure of us to fully comply with the Trial Measures or any new regulatory requirements could limit our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Furthermore, based on PRC laws and regulations effective as of the date of this prospectus and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, we believe that as of the date of this prospectus, we and our PRC subsidiaries are not required to obtain any permission from the CSRC, the CAC, or any other PRC authority in connection with this Offering except for the aforesaid filing under the Trial Measures. As a result, except for submitting the filing required by the CSRC under the Trial Measures, we have not submitted any application to the CAC or other PRC authorities for the approval of this Offering.

Although the Company has not received any denial to operate our business and to offer the Shares being registered to foreign investors, our operations could be adversely affected, directly or indirectly, our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by influenced by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any legal intervention or interruption by PRC governmental. See “Risk Factors — Risks Related to Doing Business in China” beginning on page 22 and “— Risks Related to Our Securities and This Offering,” beginning on page 43 of this prospectus for a discussion of these legal and operational risks and information that should be considered before making a decision to purchase our Shares.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of the closing of this Offering pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Shares held by non-affiliates, or issue more than $1.235 billion in principal amount of non-convertible debt over a three-year period.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public Company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The Nasdaq listing rules provide that a foreign private issuer may follow the practices of its home country, which for us is the Cayman Islands, rather than the rules of Nasdaq as to certain corporate governance requirements, including the requirement that the issuer have a majority of independent directors, the audit committee, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules is required to disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. We intend to follow our home country law instead of the Nasdaq listing rules that require us to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and acquisitions of the stock or assets of another Company. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We do not currently intend to take advantage of all other exceptions to the Nasdaq corporate governance rules. See “Risk Factors — Risks Related to Our Company — We are a ‘foreign private issuer’ and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.”

Implications of Being a Controlled Company

Upon the completion of this Offering, our founder, chairman of the board, and chief executive officer, Mr. Haoran Zhou, will beneficially own [•]% of our total issued and outstanding Shares, representing [•]% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional Shares, or [•]% of our total issued and outstanding Shares, representing [•]% of our total voting power, assuming that the option to purchase additional Shares is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the Nasdaq Rules because Mr. Zhou will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Recent Developments

Subsequent to the period covered by the financial statements included in this prospectus, we engaged in the following material financing activities:

From July to August 2025, our PRC Subsidiary, Sensing Shenzhen, entered into Capital Increase and Share Expansion Agreements with four third-party investors. Pursuant to these agreements, the investors committed to a total investment of RMB 18.1 million (US$ 2.57 million) in exchange for an aggregate of 15.5% of the equity interests in Sensing Shenzhen. As of the date of this prospectus, RMB 18.1 million (US$ 2.57 million) of this amount has been received. These agreements stipulate that if Sensing Shenzhen fails to consummate a Qualified IPO before June 30, 2027, the investors have the right to require the Company to redeem their equity interests. The redemption price would be the sum of their original investment principal plus simple interest at a rate of 8% per annum.

Subsequently, in September 2025, we, i.e. Sensing Cayman, entered into a Share Purchase Agreement and a supplemental agreement with a third-party investor, BigEagle Globle Limited (the “Investor”). Pursuant to these agreements, we issued and sold 592,400 of our ordinary shares to the Investor for an aggregate purchase price of US$1,000,000. In connection with this investment, the ordinary shares were issued with a series of special rights and preferences, including redemption rights, anti-dilution protection, liquidation preference, and certain corporate governance veto rights. Pursuant to the terms of the supplemental agreement, all of these special rights and preferences granted to the Investor will automatically and irrevocably terminate upon the consummation of this Offering.

THE OFFERING

Securities offered by us

[•] Class A Ordinary Shares, based on an assumed offering price of $[•] per Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus.

Over-allotment option

We have granted the underwriters an option, exercisable for 45 days after the date of this Offering, to purchase up to an aggregate of [•] additional Class A Ordinary Shares at the initial public offering price, less underwriting discounts.

Price per Share	We currently estimate that the initial public offering price will be in the range of $[•] to $[•] per Share.
Shares outstanding prior to completion of this Offering	[•] Class A Ordinary Shares and [•] Class B Ordinary Shares are outstanding as of the date of this prospectus. See “Description of Share Capital” for more information.
Shares outstanding immediately after this Offering(1)

[•] Class A Ordinary Shares and [•] Class B Ordinary Shares assuming no exercise of the underwriters’ over-allotment option.

[•] Class A Ordinary Shares and [•] Class B Ordinary Shares assuming full exercise of the underwriters’ over-allotment option.

Listing

We have applied to list our Shares on the Nasdaq Capital Market. At this time, The Nasdaq has not yet approved our application to list our Shares. It is a condition to the closing of this Offering that our Shares qualify for listing on the Nasdaq Capital Market, and there is no guarantee or assurance that our shares will be approved for listing on Nasdaq.

Proposed ticker symbol	“[•]”
Transfer agent	[•]
Use of proceeds

Based upon an assumed initial public offering price of $[•] per Share, which is the midpoint of the price range of the estimated initial public offering price set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this Offering, after deducting the estimated underwriting discounts, the non-accountable expense allowance, and the estimated offering expenses payable by us, of approximately $[•] million if the underwriters do not exercise their over-allotment option, and $[•] million if the underwriters exercise their over-allotment option in full.

We intend to use the net proceeds from this Offering as follows:

•   $[•], which is expected to be approximately 40% of the net proceeds for development of technologies such as Sen-3D Platform, Sen-Modeling Engine, and Sen-Creation Engine;

•   $[•], which is expected to be approximately 30% of the net proceeds for business expansion;

•   $[•], which is expected to be approximately 20% of the net proceeds for procurement and deployment of AI computing equipment; and

•   $[•], which is expected to be approximately 10% of the net proceeds for general working capital purposes.

See “Use of Proceeds” on page 51 for more information.

Lock-up

We have agreed, subject to certain exceptions, for a period of 180 days after the closing of this Offering, (i) not to offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any of our Shares or securities convertible into or exercisable or exchangeable for our Shares, (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any of our Shares or securities convertible into or exercisable or exchangeable for our Shares; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of our Shares or securities convertible into or exercisable or exchangeable for our Shares, without the prior written consent of the Representative.

All of our directors, director nominees, executive officers and shareholders owning 5% or more of our outstanding Shares have agreed, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Shares or securities convertible into or exercisable or exchangeable for our Shares for a period of 180 days after the closing of this Offering, without the prior written consent of the Representative. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	The Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 15 for a discussion of factors to consider before deciding to invest in our Shares.

____________

(1)      The number of Shares to be outstanding after this Offering is based on [•] Class A Ordinary Shares and [•] Class B Ordinary Shares outstanding as of the date of this prospectus.

Unless otherwise indicated or unless the context otherwise requires, all information contained in this prospectus assumes or gives effect to:

•        no exercise by the underwriters of their option to purchase additional Class A Ordinary Shares in this Offering;

•        the filing and effectiveness of our post-offering memorandum and articles of association, which will be in effect immediately upon the consummation of this Offering; and

•        an initial public offering price of $[•] per Share, which is the midpoint of the price range of the estimated initial public offering price set forth on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary presents our consolidated balance sheet data for the years ended March 31, 2024 and 2025 which have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this “Summary Financial Information” section together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

Selected Consolidated Statement of Operations Data:

	For the years ended March 31,
	2024	2025
	RMB	RMB	US$
Consolidated Statement of Income Data:
Total revenues	62,533,636	114,936,692	15,838,700
Cost of revenues	(47,966,238)	(87,450,439)	(12,050,993)
Operating expenses	(12,996,140)	(17,001,799)	(2,342,910)
Income from operations	1,571,258	10,484,454	1,444,797
Total other income (expenses), net	429,727	(401,890)	(55,382)
Income before income taxes	2,000,985	10,082,564	1,389,415
Income tax benefits (expenses)	115,173	(53,466)	(7,368)
Net income	2,116,158	10,029,098	1,382,047

Selected Balance Sheet Data:

	As of March 31,
	2024	2025
	RMB	RMB	US$
Consolidated Balance Sheets Data:
Cash	1,598,650	6,939,364	956,270
Total current assets	30,633,252	38,462,691	5,300,300
Total non-current assets	16,381,217	15,498,064	2,135,691
Total current liabilities	42,208,362	38,158,926	5,258,441
Total non-current liabilities	341,736	1,308,360	180,297
Total shareholders’ equity	4,464,371	14,493,469	1,997,253

Selected Consolidated Cash Flows Data:

	For the years ended March 31,
	2024	2025
	RMB	RMB	US$
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	8,245,875	(10,281,459)	(1,416,823)
Net cash used in investing activities	(3,713,113)	(571,825)	(78,799)
Net cash (used in) provided by financing activities	(2,941,003)	16,193,998	2,231,592
Net increase in cash	1,591,759	5,340,714	735,970

RISK FACTORS

An investment in our Shares involves a high degree of risk. Before deciding whether to invest in our Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

Our limited operating history and historical growth may not be indicative of our future growth. If we fail to properly manage future growth, our business, results of operations, financial condition, and prospects could be materially adversely affected.

We were founded in June 2020 and have a limited operating history. We have experienced rapid growth in recent periods. Our total revenues increased by approximately 83.8% from RMB62,533,636 in the year ended March 31, 2024 to RMB114,936,692 (US$15,838,700) in the year ended March 31, 2025. However, our historical results may not be considered as indicative of our future financial performance, and we may encounter unforeseen expenses, difficulties, complications, and delays in our business growth.

We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:

•        retain our existing enterprise clients in sectors such as industrial parks and urban management;

•        increase our net revenue retention rate and increase the value of our integrated AI-powered 3D solutions;

•        adequately expand our sales force and attract new clients, particularly in high-potential industries like gaming and entertainment, energy and power, and healthcare;

•        enlarge our enterprise client base;

•        expand acceptance and use of our software solutions;

•        deliver exceptional products and services;

•        enhance and expand features and capabilities of our software solutions;

•        maintain and improve key technologies to support our Sen-3D Platform;

•        maintain the security and reliability of our software solutions;

•        comply with existing and new applicable laws and regulations; and

•        maintain competitive edge.

If we are unable to accomplish any of these goals, our revenue growth will suffer. If our revenue growth does not keep pace with our future operating expenses, our business, results of operations, financial condition, and prospects will be adversely affected, potentially keeping us from attaining or sustaining profitability. In the future, our revenue growth may slow down or even decline due to a number of reasons, including reduced demand for our solutions and technologies, intensified competition, and significant technological changes. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we fail to address these risks effectively, our growth may slow and our business, results of operations, financial condition, and prospects could be materially and adversely affected.

Our success depends on the growth in market acceptance for our software solutions. If the market for our software solutions in China develops more slowly than we expect or declines, our revenue could decrease and our business could be adversely affected.

Our success depends on the willingness of our existing and potential clients, such as management units and enterprises in industrial parks, urban management, forestry, and smart manufacturing, to engage us as a third-party provider of integrated AI-powered 3D solutions and related products. The acceptance for our software solutions is closely associated with the overall acceptance of integrated AI-powered 3D solutions across industries. The market acceptance depends on a number of factors, including the technological advancement, industry adoptions, regulatory restrictions and the ability of service providers to address cybersecurity and data security concerns. If we or other major service providers in the integrated AI-powered 3D solutions industry experience any material security incidents, loss of clients’ data, especially data related to national security, disruptions in delivery or other problems, the market for software solutions to our industry as a whole, including our products and services, may be negatively affected.

While we plan to expand our global footprint, to date, all of our revenue has been generated in China. We expect that a substantial majority of our revenue will continue to come from our business operations in China. Therefore, our operational and financial performance is closely tied to the fluctuations of the integrated AI-powered 3D solutions and product provision industry in China. A downturn or any adverse developments in China’s integrated AI-powered 3D solutions and related products market may reduce the demand for our software solutions and diminish our ability to generate profits. If our software solutions do not achieve widespread adoption, or if demand decreases due to a lack of market acceptance, technological challenges, weakening economic conditions, cybersecurity and trade secret concerns, competing technologies and products, decreases in corporate spending or otherwise, the market for our software solutions may not develop and our business, results of operations, financial condition, and prospects could be materially and adversely affected.

We had negative cash flow from operating activities for the year ended March 31, 2025, a reversal from the prior year, and we may not be able to achieve or maintain positive cash flow in the future.

For the year ended March 31, 2025, our net cash used in operating activities was RMB10.3 million (US$1.4 million), a reversal from net cash provided by operating activities of RMB8.2 million for the year ended March 31, 2024. It was mainly due to significant cash outflows from settling accounts payable, recognizing deferred revenue, and increasing prepaid expenses and contract costs. We may not be able to achieve or maintain positive cash flow in the future.

We anticipate that our operating costs and expenses will increase in the foreseeable future as we continue to grow our business, acquire new clients, invest and innovate in our technology infrastructure and further develop our product and service offering and increase brand recognition. Any of these efforts may incur significant capital investment and recurring costs, have different revenue and cost structures, and take time to achieve profitability. With potential continuing negative cash flows from operating activities, we may have to finance ourselves with equity or debt financing, which may not be available at price term favorable to us or at all.

We rely on personal guarantees from our CEO for a significant portion of our financing, and the loss of this support could adversely affect our liquidity, access to capital, and operations.

Historically, we have depended heavily on the personal financial support of our founder, chairman of the board, and chief executive officer Mr. Haoran Zhou, to secure essential credit facilities for our operations. Our lenders have required Mr. Zhou to act as a personal guarantor or a co-borrower for a substantial number of our loans as a condition for providing the financing. As of March 31, 2024, an aggregate of RMB8,805,320, representing all of our short-term borrowings, was subject to personal guarantees from our co-borrowing arrangements with Mr. Zhou. As of March 31, 2025, this amount increased to an aggregate of RMB26,820,000 (US$3,695,895), which again represented all of our total short-term borrowings, was subject to personal guarantees from our co-borrowing arrangements with Mr. Zhou.

There is no assurance that Mr. Zhou will be willing or able to continue providing such guarantees in the future, particularly following the completion of this Offering. Events affecting Mr. Zhou’s personal financial condition could lead him to withdraw his support or cause our lenders to lose confidence in the value of his guarantees.

If these personal guarantees are withdrawn or are no longer available, our lenders may choose not to renew these credit facilities upon their maturity or may demand immediate repayment. Securing new, unsecured financing or renewing existing facilities on commercially reasonable terms could be difficult and time-consuming for us. Any failure to renew these facilities or find alternative financing could lead to a severe liquidity shortfall, forcing us to curtail our research and development, sales and marketing, and other operational activities. Such a disruption would have a material adverse effect on our business, financial condition, and results of operations.

Our substantial increase in short-term borrowings has heightened our financial risk, and our inability to repay or refinance this debt could materially harm our business.

We have significantly increased our reliance on short-term debt to fund our operations and growth. Our total short-term borrowings increased from RMB8,805,320 as of March 31, 2024, to RMB26,820,000 (US$3,695,895) as of March 31, 2025, an increase of approximately 205%.

This increase in debt was necessary in large part to fund our operations. Our need for external financing is reflected in our significant negative cash flow from operating activities for the year ended March 31, 2025, which contrasts with the year ended March 31, 2024, when our operating activities generated positive cash flow.

This high level of short-term debt, all of which matures within one year, exposes us to significant financial risks. Given our significant operating cash burn, we may be unable to repay our short-term borrowings from our own funds when they mature. Additionally, there is no assurance that we will be able to obtain short-term loan facilities on acceptable terms, or at all. A failure in either regard would severely impact our operations and financial stability.

If we are unable to manage these risks and service our debt, we may be forced to scale back or delay our investments in technology, sales, and marketing, which would have a material adverse effect on our liquidity, financial condition, and ability to execute our business strategy.

We have a substantial customer concentration. The loss of any major client could seriously harm our business.

We derive a significant portion of our revenues from a few major clients. For the year ended March 31, 2024, two major customers accounted for approximately 18% and 12% of our total revenue, respectively. For the year ended March 31, 2025, one customer accounted for approximately 20% of our total revenue. Furthermore, as of March 31, 2025, our four largest customers in terms of accounts receivable represented approximately 24%, 21%, 14%, and 12%, respectively, or 71% in the aggregate, of our total accounts receivable. The loss of any of these major customers would materially impact the business.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services from these customers. Our business is dependent on our key customers. A deterioration in market, economic, or competitive conditions could cause these customers to reduce, delay, or cancel their orders for our products and services. Furthermore, we may be compelled to provide significant price concessions to retain business. Any of these events could materially and adversely affect our revenue, gross margins, and results of operations, thereby harming our financial condition and business prospects.

If we fail to improve the functionality, performance, reliability, design, security, and scalability of our software solutions to suit our clients’ evolving needs, we may lose our clients.

The market for integrated AI-powered 3D solutions and related product provision industry, where we operate and compete, is constantly evolving with technological advancements and product innovations. Our success and prospects significantly rely on our dedication to the development of integrated AI-powered 3D solutions and our ability to identify and address the pain points of each industry that has potential to apply our solutions. To achieve the sustainable growth of our business, we must continually dedicate our efforts to retaining existing clients, attracting new clients, and increasing their incremental spending on our services and solutions. This requires thorough understanding of our clients’ evolving needs and the timely launch of innovative services, solutions and enhancements to existing functionalities to keep our clients engaged.

We cannot assure you that our existing and future services and solutions will maintain their current popularity. Our clients may demand features and capabilities that our current solutions do not have, or that our current Sen-3D Intelligent Platform cannot support, and we may need to invest significantly in research and development to build these features and capabilities. We may face challenges in developing new technologies and solutions as it can be costly and time-consuming, which in turn could delay or prevent the development, introduction, or implementation of new solutions, services, and enhancements. While our research and development team devotes substantial efforts to platform development, ongoing improvement and enhancement of our software solutions requires significant investment, and we may not have adequate resources to sustain this effort. In addition, the introduction of major technology changes and new service offerings may not be successful, and early-stage interest in, and adoption of such new solutions may not translate into long-term success or significant revenue. If we fail to correctly identify our clients’ demands or to continuously improve and enhance the functionality, performance, reliability, design, security, and scalability of our software solutions to suit their evolving needs, our clients may be reluctant to increase their spending on our solutions, or may cease to subscribe our offerings altogether. As a result, the growth of our business may be stalled, which may, in turn, materially and adversely affect our business, results of operations, financial condition, and prospects.

If we fail to continue innovating and keeping pace with technological developments, our business may be materially and adversely affected.

The industry we operate in is characterized by fast-changing technologies and client demands, as well as rapid development and continued enhancement of software solutions. Although we have been successful in capturing the market opportunities created by the AI-powered 3D vision technology in China, to remain competitive, we must continue to stay abreast of the continuously evolving industry trends and rapid technological developments.

We have invested and established our proprietary Sen-3D Platform, a 3D intelligent platform independently developed and integrated by our PRC subsidiary Sensing Shenzhen, featuring proprietary 3D reconstruction and creation technologies. It consists of the Sen-Modeling engine for high-precision 3D reconstruction and the Sen-Creation engine for intelligent creation of virtual experiences. While we have achieved significant advancements in software development to date, we cannot assure that we will have sufficient resources to maintain this level of investment going forward to leverage new technologies effectively or adapt our products to meet clients’ needs or emerging industry standards. If we are unable to respond in a cost-effective and timely manner to changing market conditions, whether due to technical, legal, financial or other reasons, our business may be materially and adversely affected. Moreover, our success will depend partially on our ability to continuously identify, develop, acquire, protect and license advanced technologies that are valuable to our software solutions. Failure to do so could render our existing software solutions obsolete and unappealing, thereby adversely affecting our business prospects.

In addition, as our services are designed to operate over various networks, across numerous mobile devices, operating systems, and computer hardware and software platforms using standard web browsers, we will need to continuously modify and enhance our services to keep pace with changes in internet-related hardware, software, communications, browsers, application development platforms, and database technologies. We may not be successful in either developing these modifications and enhancements or in bringing them to the market in a timely manner. Moreover, uncertainties regarding the timing and nature of the development in network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development or service delivery expenses. Any failure of our services to operate effectively with future network platforms and technologies could reduce the demand for our products and services, result in client dissatisfaction, and adversely affect our business, financial condition, results of operations, and prospects.

We incorporate AI into our services, and challenges with properly managing its use could result in competitive harm, reputational harm, or liability, and adversely affect our results of operations.

We are increasingly building AI into many of our services. We expect to rely on AI technologies to help drive future growth in our business, but there can be no assurance that we will realize the desired or anticipated benefits from AI or at all. We may also fail to properly implement or market our AI offerings. As with many innovations, AI presents risks and challenges that could affect its adoption, and therefore our business. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, our offerings based on AI may expose us to additional lawsuits and regulatory investigations and other proceedings and subject us to legal liability as well as brand and reputational harm. For example, if the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations may be adversely affected. The use of AI applications has resulted in, and may in the future result in, cybersecurity incidents that implicate the personal data of end users of such applications. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations.

Social and ethical issues relating to the use of new and evolving technologies such as AI in our offerings may result in reputational harm and liability, and may cause us to incur additional research and development costs to resolve such issues. AI presents emerging ethical issues and if we enable or offer solutions that draw controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm, or legal liability. Government regulation addressing AI ethics or other aspects of the development or use of AI may also increase the burden and cost of research and development in this area, subjecting us to brand or reputational harm, competitive harm, or legal liability. For example, the European Union’s Artificial Intelligence Act (the “AI Act”), which achieved approval by the European Council on February 2, 2024, and the European Parliament on March 13, 2024, will impose obligations on providers and users of artificial intelligence technologies. Some U.S. states have proposed, and in certain cases enacted, laws addressing aspects of the development and use of AI. Failure to address AI ethical and regulatory issues by us or others in our industry could undermine public confidence in AI, slow adoption of AI in our products and services, and subject us to claims, demands, and proceedings from private actors, regulatory investigations and other proceedings by regulatory authorities, and fines, penalties, and other liabilities.

We operate in a competitive market and may not be able to compete successfully against our existing and future competitors.

The integrated AI-powered 3D solutions and product provision industry is relatively new, rapidly evolving and competitive. We continuously face competition in various aspects of our business, including research and development capabilities, client services and retention, talents, brand awareness, commercial relationships, and financial, technical, marketing and other resources. Currently, our competitors primarily include spatial design software providers in China and globally, many of which have competitive advantages over us, such as better name recognition, longer operating histories, larger marketing budgets, existing or more established relationships, greater third-party integration, access to larger client bases, and better financial, technical, pricing and marketing strategies, and other resources. In addition to the existing competitors, we may encounter challenges from new market entrants, including major software companies and traditional spatial design companies that are attracted by the massive opportunities in this market. Therefore, we may be subject to more competition if established companies from other market segments or geographical markets expand into our market segment or geographical market, which may significantly affect our market share and sales volume.

We expect these competitive dynamics to continue and intensify in the future as competitors attempt to strengthen or maintain their market positions and as new participants enter the market. We cannot assure you that we will be able to compete effectively or efficiently with current or future competitors. Our competitors may be able to develop products better accepted by the clients or may be able to respond more quickly and effectively to new opportunities and changing technologies, regulations and clients’ needs. In addition, some of our competitors may quickly expand their existing client base and sales network and adopt more aggressive pricing policies and offer more attractive sales terms. This could cause us to lose potential sales or compel us to sell our products and services at lower prices to remain competitive. If we are unable to compete successfully against our current or potential competitors, our business, results of operations, financial condition, and prospects may be materially and adversely impacted.

Our business could be negatively impacted if our clients are dissatisfied with the solutions and services we provide.

Our clients consist of enterprise clients. For the years ended March 31, 2024 and 2025, our revenues from our clients amounted to RMB62.5 million, and RMB114.9 million (US$15.8 million), respectively. The success of our business is fundamentally tied to our ability to effectively meet and exceed our clients’ expectations across all aspects of our software solutions. This includes not only the quality and functionality of solutions and products we offer but also the caliber of the services we provide to help clients reconstruct their physical environments into 3D models. If clients become dissatisfied with our solutions and services, they may lose confidence in us, start seeking alternative options, and choose not to collaborate with us. This could lead to client attrition, which could significantly affect our ability to achieve growth and maintain a steady revenue base.

In addition, if a client is dissatisfied with the quality of our work or the services we deliver, we may be compelled to invest additional resources to address and resolve these issues, which could result in increased operational costs and negatively impact our profitability. Negative publicity stemming from any client dissatisfaction, regardless of its accuracy, could further exacerbate the situation by tarnishing our reputation. As a result, our competitive position could be weakened, making it more challenging to attract new business from both existing and prospective clients.

Our business is subject to data privacy and security risks, and our measures may be inadequate to address these risks, which could damage our reputation, deter current and potential users and clients from using our products and materially adversely affect our business, results of operations, financial condition, and prospects.

During the ordinary course of our business, we may come into contact with client data. We have taken a variety of measures to protect the sensitive information of our clients using our services, including obtaining ISO 27001 Information Security Management System certification. Despite our efforts, our security systems and measures might not detect or prevent all unintended leaks caused by employee errors, misconduct, mistakes, or other malfeasance, nor fully comply with regulatory requirements. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose clients and adversely affect our business, results of operations, financial condition, and prospects. The failure or perceived failure to comply may result in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose clients, which could have an adverse effect on our business.

We mainly store our data on our clients’ on-premise servers or through other private deployment models, and do not typically store client data on our own systems. However, cyberattacks, computer malware, and other compromises of information security measures or malicious internet-based activity continue to increase. Our products may also be subject to fraudulent usage and schemes, including third parties accessing client accounts or viewing data from our platform without our authorization. While we undertake significant efforts to protect the security and integrity of the information we handle, we cannot entirely mitigate these risks, and there is no guarantee that inadvertent or unauthorized use or disclosure of such information will not occur or that third parties will not gain unauthorized access to such information. Any actual or suspected cybersecurity incident or other compromise of our security measures, or those of our third-party vendors, could result in governmental investigations or enforcement actions, litigation, harm to our business, damage to our brand and reputation, significant remediation costs, lost revenue from network downtime, and a decrease in client and user trust. Concerns regarding privacy, data protection, and information security may also cause some of our clients to stop using our products and platform and decline to renew their subscriptions, and make it harder to acquire new clients. To the extent we do not effectively address these risks, our business, results of operations, financial condition, and prospects could be materially adversely affected.

Our use of third-party open source software could negatively affect our ability to sell subscriptions to access our products and subject us to possible litigation and greater security risks.

We use third-party open source software. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and compliance with the open source software license terms. Accordingly, we may be subject to suits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the applicable open source licensing terms. Some open source software licenses require end-users, who distribute or make available across a network software and services that include open source software, to make publicly available or to license all or part of such software (which in some circumstances could include valuable proprietary code, such as modifications or derivative works created, based upon, incorporating, or using the open source software) under the terms of the particular open source license. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the terms of the applicable license, including claims of intellectual property rights infringement or for breach of contract. Furthermore, there exists today an increasing number of types of open source software licenses, almost none of which have been tested in courts of law to provide clarity on their proper legal interpretation. If we were to receive a claim of non-compliance with the terms of any of these open source licenses, we may be required to publicly release certain portions of our proprietary source code. We could also be required to spend substantial time and resources to re-engineer some or all of our software. Any of the foregoing could materially adversely affect our business, financial condition, results of operations, and prospects.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could materially adversely affect our business, financial condition, results of operations, and prospects and could help our competitors develop products and services that are similar to or better than ours.

We have identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for the years ended March 31, 2024 and 2025, our management identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to: (i) the lack of sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP, and (ii) the lack of corporate governance related to appointment of independent directors and audit committee.

To remedy our identified material weaknesses, we have started adopting measures to address the material weaknesses identified, including, among others:

(i)     We are in the process of recruiting staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. We have also supplemented and enhanced internal training and development programs for accounting and financial reporting personnel. Additionally, we have and will continue to utilize third-party professional consultants for accounting services as additional resources.

(ii)    We have implemented, and plan to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work.

(iii)   We are in the process of appointing independent directors, establishing an audit committee, and strengthening corporate governance, which are expected to be completed at the time of effectiveness of the registration statement for this offering of which this prospectus forms a part.

However, the implementation of these measures may not fully address the material weaknesses in a timely manner, or at all. These remediation efforts will require significant resources and management attention and may not be successful.

Upon completion of this offering, we will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. These requirements will place significant demands on our management and our financial and operational resources. As an “emerging growth company,” we are exempt from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act. However, our management will be required to assess and certify the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act. If we fail to remediate the existing material weaknesses or if we identify additional material weaknesses in the future, we may be unable to conclude that our internal control over financial reporting is effective.

Any failure to implement and maintain effective internal controls or to remediate any identified material weaknesses could result in our inability to accurately and timely file our periodic reports, which could result in sanctions or investigations by the SEC or other regulatory authorities. Furthermore, it could lead to a loss of investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the trading price of our Class A Ordinary Shares.

We rely on third parties to provide us with a number of operational and technical services; third-party security incidents could result in the loss of our or our customers’ data, expose us to liability, harm our reputation, damage our competitiveness, and adversely impact our financial results.

We rely on third parties, such as providers of marketing services, computing power, and customized development, to provide us with operational and technical services. These third parties may have access to our systems or otherwise process data about us or our partners. Our ability to monitor such third parties’ security measures is limited. Any security breach or incident involving such third parties could compromise the integrity or availability of our data. In addition, our operations could be negatively affected in the event of a security breach or incident and could be subject to the loss or theft of confidential or proprietary information, including source code.

Furthermore, we may rely on a single or limited number of suppliers for the provision of services and materials that we use in the operation of our business and production of our solutions. Inability of such third parties to satisfy our requirements could disrupt our operations or make it more difficult for us to implement our strategy. If any of these situations were to occur, our reputation could be harmed, we could be subject to third-party liability, and our financial results could be negatively impacted.

Our business could be adversely affected if we are unable to attract and retain key personnel.

Our success and ability to invest and grow depend largely on our ability to attract and retain highly skilled technical, professional, managerial, sales, and marketing personnel. As of March 31, 2025, 57% of our employees were R&D and technical personnel. Our technological advancement is particularly dependent on our specialized R&D team and key scientific leaders. Historically, competition for these key personnel has been intense. The loss of services of any of our key personnel, including key personnel joining our company through acquisitions, inability to retain and attract qualified employees in the future, or delays in hiring required personnel, particularly engineering and sales personnel, could make it difficult to meet key objectives, such as timely and effective product introductions and financial goals.

Our operating results are subject to seasonal fluctuations, which could make it difficult to evaluate our business and may cause the price of our Class A Ordinary Shares to be volatile.

We have historically experienced, and expect to continue to experience, seasonal fluctuations in our revenue and order intake. This seasonality is primarily attributable to the procurement patterns of our major customers, who tend to place a majority of their orders in the second half of the calendar year.

As a result, our operating results may fluctuate significantly from quarter to quarter, which makes the comparison of our financial results between consecutive quarters less meaningful and may not be a reliable indicator of our future performance. This seasonality could make it more difficult for investors and securities analysts to accurately evaluate our business and predict our future performance. If our financial results for a particular quarter, especially a key quarter in the second half of the year, fall below the expectations of investors or analysts, the price of our Class A Ordinary Shares could decline significantly.

Furthermore, this concentration of business activity in the second half of the year can place a strain on our working capital, as we may need to increase our expenditures to service a high volume of projects before receiving corresponding payments. Any unforeseen challenges, such as project delays or a slowdown in customer spending during our seasonally strong third and fourth quarters, could have a disproportionately adverse effect on our annual financial results.

Risks Related to Doing Business in China

Because Sensing Cayman is a holding company conducting all its operations through its PRC subsidiaries, the PRC government’s exercise of regulating our Group’s business, and the influence of the PRC government, have or may have an impact on our business and on the value of our securities.

Sensing Cayman is a holding company. Our Shares offered in this prospectus are shares of Sensing Cayman, our Cayman Islands holding company, which has no material operations of its own and conducts all of its operations through its operating entity established in the PRC. Because all of the operations of the Group are conducted in China through Sensing Cayman’s wholly-owned subsidiaries, the Chinese government’s exercise of oversight over the conduct of our Group’s business and may influence our Group’s operations, which could result in a material change in our operations and/or the value of Sensing Cayman’s Shares. The PRC government may choose to exercise regulations, and the regulations to which we are subject may change. New laws, regulations, and other government directives in China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention; and

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. For example, we may be required to obtain extra licenses for our operations in PRC, and we may be classified as a PRC resident enterprise if the existing regulations or measures will change in the future, which will result in more costs for our PRC operations. Future changes in governmental currency conversion regulations may limit our ability to utilize our revenues effectively and affect the value of your investment. And since we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, if the existing PRC company’s dividends and distributions regulations change in the future, it may affect the PRC subsidiaries’ ability to pay the dividends and distributions, which may affect our operations and the value of your investment. To the extent any new or more stringent measures are required to be implemented, our operations could be materially and adversely affected as well as the value of our Shares.

The PRC government may influence our operations in China (including Hong Kong) at any time, which could result in a material change in our operations and/or the value of our securities. It may significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or in extreme cases, become worthless.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities. Together, these governmental authorities promulgate and enforce regulations at any time that cover many aspects of our day-to-day operations. If we are deemed to be not in compliance with these requirements, we may be subject to fines and other administrative penalties from the relevant PRC government authorities. In case of our failure to rectify our noncompliance within required period by the relevant PRC government authorities, we may be forced to suspend our operation.

The PRC government has regulation over the conduct of our business and may regulate our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more supervision measures over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. See “If the Chinese government chooses to exert more supervision measures over offerings that are conducted overseas and/or foreign investment in China-based issuers, such measures may limit our ability to offer or continue to offer Shares to investors and cause the value of our Shares to significantly decline or be worthless.”

Evolving interpretation and enforcement of the laws, rules and regulations in China may impose adverse impact on our business, operations and profitability.

The operations of our operating entity in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations are still evolving. For instance, we may have to resort to administrative and court proceedings to enforce the legal protections to which we are entitled to by law or contract. However, since PRC administrative and court authorities have discretion in interpreting statutory and contractual terms in accordance with applicable laws and regulations, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation may be protracted and result in substantial costs and diversion of resources and management attention. Such uncertainties, including the inability of our subsidiaries to enforce their contracts, could have effects on economic conditions in the PRC and could affect our business and operation and/or the value of securities we are registering for sale.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our future offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may be implemented on occasion and could have a significant impact upon our subsidiaries’ ability to operate profitably in the PRC and could result in a material change in our operations and/or the value of securities we are registering for sale. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our subsidiaries are subject to PRC laws and regulations. However, these laws and regulations may be amended from time to time. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement.

Changes in China’s economic or social conditions or government policies could have a material and adverse effect on our business and results of operations.

All of our revenues are expected to be derived in China in the near future and all of our operations is conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic and legal developments in China. China’s economy has its own characteristics including with respect to the amount of government involvement, growth rate, supervision of foreign exchange and allocation of resources. The PRC government oversees China’s economic growth through strategically allocating resources, regulating the payment of foreign currency-denominated obligations according to relevant laws and regulations, setting monetary policy and providing preferential treatment to particular industries or companies. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our products and services and adversely affect our competitive position.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our PRC subsidiaries’ business and our offering.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to CIIO that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

As of the date of this prospectus, we have not received any notice from any authorities identifying our PRC subsidiaries as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, Jingtian & Gongcheng, neither the operations of our PRC subsidiaries, nor our listing are expected to be affected, and that we are not subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, given that our PRC subsidiaries are not CIIOs or online platform operators with personal information of more than one million users. The Cybersecurity Review Measures may be interpreted or implemented and the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that our PRC subsidiaries will not be subject to cybersecurity review and network data security review in the future. During such reviews, our PRC subsidiaries may be required to suspend their operations or experience other disruptions to their operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

If the Chinese government chooses to exert more supervision measures over offerings that are conducted overseas and/or foreign investment in China-based issuers, such measures may limit our ability to offer or continue to offer Shares to investors and cause the value of our Shares to significantly decline or be worthless.

On February 17, 2023, the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing By Domestic Companies (the “Circular”), and released a set of new regulations which consists of the Trial Measures, and five supporting guidelines. The Trial Measures came into effect on March 31, 2023. The Trial Measures subject both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfil the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB1.0 million (approximately $150,000) and RMB10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

Under the Trial Measures, any overseas offering and listing made by an issuer that meets both of the following conditions will be deemed as indirect overseas offering and listing that should be filed with the CSRC: (A) 50% or more of any of the indicators of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (B) the key aspects of the issuer’s business activities are conducted in mainland China, or its main places of operations are located in mainland China, or the senior managers in charge of its operation and management are mostly Chinese citizens or domiciled in the PRC. Given that our domestic operating entity generated a substantial amount of our total revenue as shown in our audited consolidated financial statements for the year ended March 31, 2025, and that our business activities are mainly conducted in the PRC, the Company is required to go through the filing procedures with the CSRC within 3 working days after the submission of application documents for listing and offering to the U.S. Securities and Exchange Commission.

The Confidentiality Provisions require that, among other things, (a) a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a PRC domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by the company, its PRC subsidiary to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions, and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. Any failure or perceived failure by the PRC domestic companies to comply with the above confidentiality and archives administration requirements under the Confidentiality Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Sensing Cayman will submit the application to CSRC within three working days after the relevant application is submitted overseas. In accordance with the CSRC notification, we are required to report the offering and listing status to the CSRC within 15 business days from our completion of this Offering. If we fail to complete this Offering within 12 months from the issuance date of the notification, and the offering is still under progress on or after [_______], we will be required to update the filing materials and documents with the CSRC, which will take us additional time to comply with the filing requirements. As of the date of this prospectus, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to this Offering. However, as the Trial Measures were newly published and the filing requirements and their implementation may continue to evolve and subject to change, we cannot be sure that we will be able to fulfil all the regulatory requirements thereunder at all times. Any failure or perceived failure of us to fully comply with such new regulatory requirements could limit our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Shares may be prohibited from trading or delisted.

The AHFCA Act was enacted on December 23, 2022. On December 29, 2022, the Consolidated Appropriations Act was signed into law by the former President of the U.S., Mr. Joe Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed the AHFCA Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and resumed regular inspections since March 2023. The PCAOB is continuingly pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On December 23, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

Our auditor, MarcumAsia, is an independent registered public accounting firm that issues the audit report included in this prospectus, which is headquartered in New York, New York and has been inspected by the PCAOB on a regular basis. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future which would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China (including Hong Kong) against us or our management named in the prospectus based on foreign laws. It will be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are an exempted company incorporated under the laws of the Cayman Islands, and our Group conducts all of our operations in China and all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. In addition, there is no guarantee as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. At present, China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, there is no guarantee that a PRC court would enforce a judgment rendered by a court in the U.S.

It will be difficult for you or overseas regulators to conduct investigations or collect evidence within China. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council. In addition, it aims to further strengthen confidentiality and archives administration concerning overseas securities offering and listing by domestic companies, according to the requirements of the Confidentiality and Archives Administration Provisions, which sets forth clear requirements on companies’ duty of information security by introducing clearer guidance to domestic companies, relevant securities companies and securities service providers on confidentiality and archives administration concerning overseas securities offering and listing by domestic companies. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of their accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position. For example, to the extent that we need to convert U.S. dollars we receive from this Offering into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. Fluctuations in exchange rates may have a material adverse effect on your investment.

If we fail to complete foreign exchange registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this Offering to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. Additionally, Sensing WFOE may increase its registered capital to receive additional capital contributions from us and currently there is no statutory limit to increasing its registered capital, subject to satisfaction of applicable government registration and filing requirements. Pursuant to relevant PRC regulations, we may provide loans to Sensing WFOE up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Sensing WFOE, or (ii) twice the amount of the net assets of Sensing WFOE calculated in accordance with PRC GAAP. These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of this Offering to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new variable interest entities in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (“SAFE Circular 37”). According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name, and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (“SAFE Circular 13”), effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Circular 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

As of the date of this prospectus, our current principal shareholders who are subject to SAFE Circular 37 or SAFE Circular 13 have completed the registrations with the qualified banks as required by the regulations.

Furthermore, according to the Administrative Measures on Overseas Investments adopted by the MOFCOM and the Measures for the Administration of Overseas Investment of Enterprises (the “Enterprise Overseas Investment Measures”) adopted by the NDRC, a PRC enterprise that intends to make overseas investments is required to obtain approvals from provincial commerce authorities and NDRC’s local branches or to make filings with such authorities, depending on the type and the region of their investments. In addition, according to the SAFE Circular 13 adopted by SAFE, our PRC enterprise shareholders are obliged to register with qualified banks when they make overseas investments or financings. Generally, for an overseas direct investment, the fillings with the qualified bank at the request of SAFE, the fillings with the provincial commerce authorities, and the filling with the NDRC or its local branches are collectively referred to as the “ODI fillings.” Pursuant to the aforementioned laws and regulations, if a PRC enterprise makes such overseas direct investments without obtaining all of the ODI filings, the relevant approval or filing authority has the authority to take corrective measures, such as ordering such enterprise to suspend or cease the implementation of the projects, issuing warnings, or imposing other penalties.

As of the date of this prospectus, none of our current principal shareholders are PRC enterprises, and therefore they are not subject to the Administrative Measures on Overseas Investments, Enterprise Overseas Investment Measures.

Although it is our understanding that all of our current shareholders who are PRC individuals or PRC enterprises have completed the required the SAFE registrations or ODI filings, we may not be informed of the identities of all the PRC residents or enterprises holding direct or indirect interest in our Company, and we have no control over whether any of our future beneficial owners would complete such SAFE registrations and ODI filings. Furthermore, we cannot guarantee that all of our enterprise shareholders will renew their ODI fillings on a timely basis when required by law, and we cannot assure you that our shareholders’ applications for renewal will be approved. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners, including PRC residents and enterprises, will comply with our request to make or obtain any applicable registrations or filings, or continue to comply with all registration and filing procedures set forth in the SAFE registrations and ODI filings. Such failure or inability of our PRC resident beneficial owners to comply with the SAFE registrations and ODI filings may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from making distributions or pay dividends, which will materially and adversely affect our business operations and our ability to distribute profits to you.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offshore offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect their liquidity and their ability to fund and expand their business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, to which we can make loans and make additional capital contributions. Most of these loans or contributions are subject to PRC regulations and approvals or registration. For example, any loans to our operating subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Capital contributions to our PRC subsidiaries must be (i) registered with the local State Administration for Market Regulation with the information report submitted to the Ministry of Commerce of the PRC (the “MOFCOM”) through the enterprise registration system, and (ii) registered with the local banks authorized by SAFE. Any foreign loan procured by our PRC entities is required to be registered or filed with SAFE or its local branches and any medium or long-term loan to be provided by us to our PRC entities must be registered with the National Development and Reform Commission. We may in the future not be unable to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to past or future capital contributions or foreign loans by us to our PRC entities. If we fail to receive such approvals or complete such registration or filing, we may subject to legal sanctions, such as regulatory talk, public warning, rectification order, and our ability to use the proceeds of our financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. Furthermore, loans made by us to our operating subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, or filed with SAFE in its information system. Pursuant to relevant PRC regulations, we may provide loans to our operating subsidiaries up to the larger amount of (i) the balance between the registered total investment amount and registered capital of these entities, or (ii) twice the amount of the net assets of these entities calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing (the “PBOC Circular 9”). However, the amount is increased to 250% of the net asset by the Notice on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing issued by the PBOC and SAFE in March 2020. Moreover, any medium or long-term loan to be provided by us to our operating subsidiaries, or other domestic PRC entities must also be filed and registered with the NDRC. We may also decide to finance our operating subsidiaries by means of capital contributions. These capital contributions are subject to registration with the State Administration for Market Regulation (the “SAMR”) or its local branch, reporting of foreign investment information with the MOFCOM, or registration with other governmental authorities in China.

On March 30, 2015, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises (“SAFE Circular 19”), which took effect and replaced previous regulations effective on June 1, 2015, and was amended on December 30, 2019. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“SAFE Circular 16”), effective on June 9, 2016, which reiterates some rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to our operating subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment (“SAFE Circular 28 (2019)”), which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to the prevailing Negative List, and the authenticity and compliance with the regulations of domestic investment projects and the Notice of the SAFE on Optimizing Foreign Exchange Administration

to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020 (“SAFE Circular 8”), further allows to make the domestic payments by using their capital funds, foreign loans and the income under capital accounts of overseas listing without providing the evidentiary materials concerning authenticity of each expenditure in advance, provided that their capital use shall be authentic and conforms to the prevailing administrative regulations on the use of income under capital accounts. On December 4, 2023, SAFE issued the Notice of the State Administration of Foreign Exchange of Further Deepening Reform and Promoting Cross-border Trade and Investment Facilitation (“SAFE Circular 28 (2023)”), which, in addition to reiterating the measure that for a non-investment foreign-invested enterprise conducting domestic equity investment using its capital funds in the original currency, the invested enterprise shall complete the registration for receiving domestic reinvestment and open a capital account to receive the funds, without the need to carry out currency contribution deposit registration, supplements it with the provision that the domestic institution transferring the equity shall complete the registration for receiving domestic reinvestment and open a capital project settlement account to receive the equity transfer payment, in accordance with regulations. However, since SAFE Circular 28 (2023) and SAFE Circular 8 are newly promulgated, the specific implementation standards for these two documents by the foreign exchange regulators and banks may still be subject to adjustment.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions to Sensing Shenzhen and its subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to Sensing Shenzhen when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our PRC subsidiaries’ business, including their liquidity and their ability to fund and expand their business.

Governmental oversight of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government oversees the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China (including Hong Kong). Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

There is no guarantee that the PRC government will not restrict access in the future to foreign currencies for current account transactions. We receive all of our revenues in RMB. If we do not comply with the foreign exchange registration requirements, there is no assurance that we will be able to pay dividends in foreign currencies to our shareholders.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory authorities, including the MOFCOM and other government authorities jointly issued the Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors which was effective as of 8 September 2006, and amended on June 22, 2009 (the “M&A Rules”). The M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if any important industry is concerned, such transaction involves factors that impact or may impact national economic security, or such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

Our PRC legal counsel has advised us that the approval by the competent commerce authorities for the establishment and changes of foreign-invested enterprises has been eliminated since the implementation of the Foreign Investment Law. However, it is essential to ensure that the transaction pricing complies with the fair market value pursuant to the M&A Rules and that the foreign investment information reporting obligations are fulfilled in accordance with the Foreign Investment Law and supporting regulations.

Moreover, the Anti-Monopoly Law of the PRC, amended by the SCNPC on June 24, 2022, and effective as of August 1, 2022, and the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, amended and effective as of January 22, 2024, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by anti-monopoly enforcement authority before they can be completed.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Chinese regulatory authorities could disallow our holding company structure, which may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

We indirectly hold the equity of our PRC subsidiaries through Sensing HK, and thus our PRC subsidiaries are directly or indirectly foreign-invested enterprises. Although the PRC government has increasingly open attitude towards absorbing foreign investment in general, it still implements the Negative List, which restricts or prohibits overseas enterprises from holding the equity of Chinese companies whose operations are included in the Negative List. As of the date of this prospectus, the business operated by our PRC subsidiaries has not been included in the Negative List, but we cannot fully guarantee that the competent PRC department will not make a different interpretation, so as to disallow our holding corporate structure. Moreover, the competent PRC department revises the Negative List from time to time; although the scope of the Negative List is narrowing as a whole, it remains uncertain whether our existing business or future business will be included in future revisions. If the business of our PRC subsidiaries is deemed as a restricted or prohibited business based on the Negative List, our existing corporate structure may be considered illegal and required to be restructured by competent PRC department, which may adversely affect our operations and the value of the securities we are registering for sale.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”) in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. If any PRC residents intend to directly or indirectly invest in us, they are required to perform foreign exchange registration and/or ODI fillings in accordance with the requirements of competent PRC department, see “— PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” If any of our PRC resident shareholders did not take relevant actions in accordance with the requirements of the Chinese government, our company structure may be disallowed by competent PRC department. As of this prospectus, it is our understanding that all of our current principal shareholders who are subject to foreign exchange registration have completed the relevant procedures.

If any of our shareholders who is a PRC resident or enterprise fails to fulfill the required foreign exchange registration or ODI filings, it will be deemed illegal for such shareholder to directly or indirectly hold our equity under the PRC laws. Furthermore, if PRC authorities disallow such shareholder to own our equity, our PRC subsidiaries may be prohibited from distributing dividends to us or from carrying out other subsequent cross-border foreign exchange activities, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries, which may adversely affect our operations and our values of the securities we are registering for sale.

Furthermore, if future laws, administrative regulations, or provisions mandate further actions to be taken by us or our PRC subsidiaries with respect to our existing corporate structure, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, resulting in a material change in our operations and/or a material change in the value of our Shares, including that it could cause the value of our Shares to significantly decline or become worthless.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, Company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of our Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

We are subject to the reporting obligations and consequences of indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the State Administration of Taxation issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding Company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding Company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

We are subject to the reporting obligations and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Bulletin 37.

The withholding tax liabilities of our PRC subsidiaries may be arised under the EIT Law, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Double Tax Avoidance Arrangement, a withholding tax rate of 10% may be lowered to 5% if the enterprise in mainland China is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties (the “SAT Circular 81”), which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Our PRC subsidiaries are wholly owned by Sensing HK. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to Sensing HK, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

If the custodians or authorized users of controlling non-tangible assets of our Company, including our corporate chops and seals, fail to fulfil their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our subsidiaries are members of our senior management team who have signed employment agreements with us or our subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our subsidiaries, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our subsidiaries, we or our subsidiary would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and could distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Shares.

We are required to comply with laws and regulations in the PRC relating to data privacy and security. If we fail to comply with such laws and regulations, our business, results of operations, financial condition, and prospects may be adversely affected.

We collect, store, process, and use significant amounts of data concerning our clients and business partners during our ordinary course of business operations. Concerns or claims about our practices with regard to the processing of data security or other privacy-related matters, even if unfounded, could damage our reputation and adversely affect our business operations. In the PRC, governmental authorities have enacted a series of laws and regulations aimed at enhancing the protection of privacy and data. These regulations may require us to (i) ensure the security and stability of the services provided via the internet, (ii) protect individual privacy and the security of personal data by obtaining users’ consent prior to the collection, use or disclosure of their personal data, and (iii) provide assistance and support for public security and national security in accordance with the law to protect national security or assist with criminal investigations.

For example, on June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”) promulgated the Data Security Law of the PRC, effective from September 1, 2021. The PRC Data Security Law establishes a state data security review system, under which data processing activities that affect or may affect national security are subject to national security reviews. On July 6, 2021, the General Office of the Central Committee of the Chinese Communist Party and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which called for the enhanced cross-border regulatory cooperation and administration and supervision of overseas-listed China-based companies, and the laws and regulations regarding data security, cross-border data flow and management of confidential information were expected to undergo further developments, which may require increased information security responsibilities and stronger mechanism and process for cross-border information management. Furthermore, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, which became effective on November 1, 2021, setting forth detailed rules for handling personal information. For more information, see “Regulations — Regulations Related to Internet Information Security and Privacy Protection.”

In addition, the State Council promulgated the Critical Information Infrastructure Security Protection Regulations (the “CII Regulations”) on July 30, 2021, which came into effect on September 1, 2021. Pursuant to the CII Regulations, critical information infrastructure refers to any important network facilities or information systems of an important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs, science and technology industry for national defense and other industries and sectors that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators.

On November 14, 2021, the Cyberspace Administration of China (the “CAC”) publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Data Security Regulations”), which requires data processors to comply with certain requirements during their daily operation and further stipulates that data processors shall apply for cybersecurity reviews in certain situations including any data processor intending to be listed in the US that affects or may affect national security. Furthermore, the Draft Data Security Regulations stipulate that data processors processing personal information of more than one million users shall be subject to the various requirements that apply to important data processors. On September 24, 2024, the State Council released the official version of the Regulations on the Administration of Cyber Data Security (the “Data Security Regulations”), which came into effect on January 1, 2025. The Data Security Regulations removed the clauses related to cybersecurity review and only stipulates that cyber data processors conducting data processing activities that affect or may affect national security shall undergo a national security review in accordance with the relevant regulations. However, the Data Security Regulations provides no further explanation or interpretation for “affect or may affect national security.” Considering the type and nature of the personal information we gather is of relatively low national security significance, the risk of us being required to undertake national review under the Data Security Regulations is relatively low. However, we cannot assure you that relevant governmental authorities will not interpret the laws and regulations in ways that may negatively affect us.

On December 28, 2021, the CAC, the National Development and Reform Commission (the “NDRC”), the Ministry of Industry and Information Technology (the “MIIT”), and several other administrations jointly promulgated the amended Cybersecurity Review Measures (the “Cybersecurity Review Measures”), which became effective on February 15, 2022, and superseded and replaced the Cybersecurity Review Measures previously promulgated on April 13, 2020. According to the Cybersecurity Review Measures, (i) the procurement of network products and services by critical information infrastructure operators and the activities of data process carried out by online platform operators, that raise or may raise “national security” concerns are subject to strict cybersecurity review by the Cybersecurity Review Office under the CAC; (ii) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. Pursuant to the Cybersecurity Review Measures, any violation shall be punished in accordance with the Cybersecurity Law of the PRC and the Data Security Law of the PRC, the sanctions under which include, among others, government enforcement actions and investigations, fines, penalties and suspension of noncompliant operations. We may be subject to the cybersecurity review in the future if our activities or data are deemed to “affect or may affect national security” as interpreted under the prevailing regulatory regime.

In accordance with the Measures for the Security Assessment of Cross-border Data Transfer implemented on September 1, 2022, Measures for the Standard Contract for the Outbound Transfer of Personal Information implemented on June 1, 2023, Announcement regarding the Implementation of Personal Information Protection Certification implemented on November 4, 2022, and the Provisions on Promoting and Regulating Cross-border Data Flow (the “CBDF Provisions”) issued and implemented on March 22, 2024, data processors transferring data overseas are required to comply with the corresponding data cross-border transfer supervision procedures as stipulated by relevant laws and regulations, except for those meeting exemption conditions. According to the CBDF Provisions, data processors are subject to security assessments conducted by the CAC prior to any cross-border transfers of important data and personal information, if falling under any of the following circumstances: (i) where the critical information infrastructure operator (the “CIIO(s)”) intends to provide key data or personal information overseas; (ii) where the data processor other than CIIOs intends to provide key data overseas; (iii) where the data processor other than CIIOs, who has provided personal information (excluding sensitive personal information) of at least one million individuals or sensitive personal information of at least 10,000 individuals to overseas recipients accumulatively since January 1 of any given calendar year, intends to provide personal information overseas; and (iv) other circumstances where the security assessment of cross border data transfer is required as prescribed by the CAC.

As of the date of this prospectus, (i) we had not received any notification from the relevant competent or regulatory authorities indicating that we had been determined as a CIIO; and (ii) we have not been involved in any investigation on data processing activities that affects or may affect national security, nor have we been involved in any investigation on cybersecurity review made by the PRC government authorities or received any inquiry, notice, warning or sanctions from the PRC government authorities”. As advised by PRC Counsel and to the best knowledge of our Company, we do not need to apply for cybersecurity review under the current regulatory regime. However, there is no guarantee that we will not be deemed as a CIIO, and the Cybersecurity Review Office will not initiate a cybersecurity review against us pursuant to the Cybersecurity Review Measures. If we are identified as a CIIO, we will be subject to stricter requirements on business operations and cybersecurity compliance, and we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. If a cybersecurity review is deemed applicable, we may be required to suspend providing any existing or new services to our users, which could result in disruptions of our operations.

Despite our efforts to comply with applicable laws and regulations relating to privacy, data protection and information security, there is a possibility that our practices and products may not fully meet all requirements imposed on us by such laws and regulations. In addition, we may also be subject to laws and regulations affecting data protection, data privacy and/or information security in other jurisdictions. For more information, see “— Our business is subject to a variety of evolving laws and regulations in other jurisdictions regarding cybersecurity, data security and data privacy. Any failure of our platform to comply with applicable laws and regulations could harm our business, results of operations, financial condition, and prospects.” Any failure, or perceived failure, to maintain the security of our user’s data or promptly comply with applicable PRC or foreign privacy, data security and personal information protection laws and obligations may result in civil or regulatory liabilities, including investigations, fines, penalties, enforcement actions, litigation, or adverse publicity. We may need to expend significant resources in responding to and defending against allegations and claims, which could materially and adversely affect our business, results of operations, financial condition, and prospects.

Risks Related to Our Company

We will be a “controlled company” within the meaning of the Nasdaq Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We will be a “controlled company” as defined under the Nasdaq Rules because our founder, chairman of the board, and chief executive officer, Mr. Haoran Zhou, will beneficially own approximately [•]% of our then-issued and outstanding Shares and will be able to exercise approximately [•]% of the total voting power of our issued and outstanding Shares immediately after the consummation of this Offering, assuming the underwriters do not exercise its option to purchase additional Shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

The dual-class structure of our Ordinary Shares will have the effect of concentrating voting control with Mr. Haoran Zhou, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Each Class A Ordinary Share, which are the shares we are offering in this Offering, shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to [•] votes on all matters subject to vote at general meetings of the Company. Following this Offering, Mr. Haoran Zhou, as beneficial holder of our outstanding Class A Ordinary Shares and Class B Ordinary Shares, will hold approximately [•]% and [•]% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional Class A Ordinary Shares, or approximately [•]% of our total voting power, assuming that the option to purchase additional Class A Ordinary Shares is exercised by the underwriters in full. Because of the [•] voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, the holders of our Class B Ordinary Shares collectively will continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval, so long as the Class B Ordinary Shares represent at least 51% of the voting power of all outstanding Ordinary Shares. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. Holders of Class B Ordinary Shares may have interests that conflict with or are different than the interests of other shareholders.

Future transfers by holders of Class B Ordinary Shares will generally result in those shares converting to Class A Ordinary Shares, subject to certain exceptions.

Our chief executive officer is also our principal shareholder. He has substantial influence over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

As of the date of this prospectus, our founder, chairman of the board, and chief executive officer, Mr. Haoran Zhou, beneficially owns [•]% of our then-issued and outstanding Shares and will be able to exercise approximately [•]% of the total voting power of our issued and outstanding Shares immediately after the consummation of this Offering, assuming the underwriters do not exercise its option to purchase additional Shares.

Accordingly, Mr. Zhou could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Without the consent of our largest shareholder, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholder may differ from the interests of our other shareholders. The concentration in the ownership of our Shares may cause a material decline in the value of our Shares. For more information regarding our principal shareholder, see “Principal Shareholders.”

We are a “foreign private issuer” and, as a result, will not be subject to U.S. proxy rules and will be subject to more lenient and less frequent Exchange Act reporting obligations than a U.S. issuer.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempted from certain provisions of the Exchange Act that are applicable to U.S. public companies, including:

•        the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act that require insiders to file public reports of their stock ownership and trading activities and impose liability on insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act that require the filing of quarterly reports on Form 10-Q containing unaudited financial and other specified information and current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares.

Even if we cease to be a foreign private issuer in the future, for as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the JOBS Act. We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Shares to be less attractive as a result, there may be a less active trading market for our Shares and our share price may be more volatile.

As an exempted company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands that is listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards, including, but not limited to, board of directors independent requirements, director nomination procedures, compensation committee matters. We intend to follow our home country law instead of the Nasdaq listing rules that require us to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and acquisitions of the stock or assets of another Company. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We do not currently intend to take advantage of all other exceptions to the Nasdaq corporate governance rules.

We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the date of the first sale of our shares pursuant to an effective registration statement under the Securities Act, although we will lose that status sooner if our revenue exceeds $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our shares that is held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

We cannot predict if investors will find our Shares less attractive because we may rely on these exemptions. If some investors find our Shares less attractive as a result, there may be a less active trading market for our Shares and our stock price may be more volatile. In addition, taking advantage of reduced disclosure obligations may make comparison of our financial statements with other public companies difficult or impossible. If investors are unable to compare our business with other companies in our industry, we may not be able to raise additional capital as and when we need it, which may materially and adversely affect our financial condition and results of operations.

Provisions in our post-offering memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Shares and could entrench management.

Our post-offering memorandum and articles of association contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include the ability of the board of directors to designate the terms of and issue new series of preferred shares, which may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company (save for the register of mortgages and charges, the memorandum and articles of association and special resolutions of shareholders). Under Cayman Islands law, the names of current directors of the company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (Revised) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

There can be no assurance that we will not be deemed a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A ordinary shares.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

We will be subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

Following this Offering, we will be subject to rules and regulations by various governing bodies and self-regulatory organizations, including, for example, the SEC and Nasdaq, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for the register of mortgages and charges, memorandum and articles of association and special resolutions of shareholders) or to obtain copies of the register of members of these companies. Under Cayman Islands law, the names of current directors of our company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Under our post-offering memorandum and articles of association, which will be effective immediately prior to completion of this Offering, our directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations our accounts and books or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any of our account or book or document except as conferred by law or authorised by the directors, provided that the shareholders shall receive the annual audited financial statements of our Company. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law does not provide shareholders with any right to requisition a general meeting or put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow our shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 10 clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than a majority of all votes attaching to all shares in issue and entitled to vote at a general meeting of our Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Risks Related to Our Securities and This Offering

There has been no public market for our Shares prior to this Offering, and you may not be able to resell our Shares at or above the price you pay for them, or at all.

Prior to this Offering, there has not been a public market for our Shares. We have applied to list our Shares on the Nasdaq Capital Market. At this time, The Nasdaq has not yet approved our application to list our Shares. It is a condition to the closing of this Offering that our Shares qualify for listing on the Nasdaq Capital Market. However, there is no guarantee or assurance that our Shares will be approved for listing on Nasdaq. In addition, an active public market for our Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Shares will be materially and adversely affected.

The initial public offering price for our Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Shares will be determined by negotiations between us and the underwriters and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

The trading price of our Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Shares may be highly volatile for factors specific to our own operations, including the following:

•        variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•        announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•        announcements of new product and service offerings, solutions and expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        detrimental adverse publicity about us or our industry;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with relatively small public float after the initial public offering, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Shares.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Furthermore, since this Offering is being conducted on an underwritten basis and the actual public offering price per share were determined by and among the underwriters, the purchasers, and us at the time of pricing and, as is typical, may be at a discount to the then-current, per-share market price of our Shares, these factors may also negatively affect the market price of our Shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Shares, the market price for our Shares and trading volume could decline.

The trading market for our Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Shares, the market price for our Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Shares to decline.

The sale or availability for sale of substantial amounts of our Shares could adversely affect their market price.

Sales of substantial amounts of our Shares in the public market after the completion of this Offering, or the perception that these sales could occur, could adversely affect the market price of our Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this prospectus, we had [•] Class A Ordinary Shares outstanding. The Class A Ordinary Shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, and Class A Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions. There will be [•] Class A Ordinary Shares outstanding immediately after this Offering, assuming no exercise of the related over-allotment option. In connection with this Offering, our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any Shares until 180 days after the date of this prospectus without the prior written consent of the Representative, subject to certain exceptions. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Shares. See “Shares Eligible for Future Sale” and “Underwriting” for a more detailed description of the restrictions on selling our securities after this Offering.

Techniques employed by short sellers may drive down the market price of the Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our Group’s business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Shares will likely depend entirely upon any future price appreciation of our Shares. There is no guarantee that our Shares will appreciate in value in the future or even maintain the price at which you purchased our Shares. You may not realize a return on your investment in our Shares and you may even lose your entire investment.

Because our public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Shares in this Offering, you will pay more for each Shares than the corresponding amount paid by existing shareholders for their Shares. If you purchase Class A Ordinary Shares in this Offering at a public offering price of $[•] per Class A Ordinary Share, you will suffer immediate and substantial dilution of approximately [•] per Class A Ordinary Share in the net tangible book value of the Class A Ordinary Share, assuming no exercise of the over-allotment option. See “Dilution” for a more complete description of how the value of your investment in our Class A Ordinary Shares will be diluted upon the completion of this Offering.

You must rely on the judgment of our management as to the use of the net proceeds from this Offering, and such use may not produce income or increase our share price.

We plan to use the net proceeds of this Offering for technology development, business expansion, procurement and deployment of AI computing equipment, and general working capital purposes. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our Share price. The net proceeds from this Offering may be placed in investments that do not produce income or that lose value.

If we fail to meet applicable listing requirements, Nasdaq may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline.

Assuming our Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Shares, we and our Shareholders could face significant material adverse consequences, including:

•        a limited availability of market quotations for our Shares;

•        reduced liquidity for our Shares;

•        a determination that our Shares are “penny stock”, which would require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Shares;

•        a limited amount of news about us and analyst coverage of us; and

•        a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

•        current and future economic and political conditions;

•        our ability to execute our growth, and expansion, including our ability to meet our goals;

•        the expected growth of the integrated AI-powered 3D solutions and product provision industry in the PRC;

•        our dependence on the development, update, upgrade and innovations of integrated AI-powered 3D solutions and product provision solutions and technologies on a timely basis;

•        the Chinese government’s potential intervention or influence over our current and future operations in the PRC;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to attract clients and further enhance our brand recognition;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        changes related to the laws and regulations of the PRC;

•        trends and competition in our industry; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus includes statistics, other data and descriptive information relating to markets, market sizes, and other industry data pertaining to our business that we have obtained from industry publications and surveys, government publications and other information available to us, including the industry report of Frost & Sullivan, which we commissioned. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions relied upon therein. Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this prospectus should be viewed with caution. We believe that information from these industry publications included in this prospectus is reliable.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

All of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed [•] as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this Offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this Offering under the securities laws of the State of New York.

Cayman Islands

We have been advised by Harney Westwood & Riegels, our counsel as to Cayman Islands law, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court”, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

People’s Republic of China

Jingtian & Gongcheng, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments under certain circumstances in accordance with the requirements of the PRC Civil Procedure Law. Jingtian & Gongcheng has advised us further that under PRC law, a foreign judgment that does not otherwise violate basic legal principles, state sovereignty, safety or social public interest may be recognized and enforced by a PRC court, based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, there is no guarantee that a PRC court would enforce judgments rendered by U.S. courts. The PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[•] per Class A Ordinary Share, which is the midpoint of the price range of the estimated initial public offering price set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this Offering, after deducting the estimated underwriting discounts, the non-accountable expense allowance, and the estimated offering expenses payable by us, of approximately $[•] million if the underwriters do not exercise their over-allotment option, and $[•] million if the underwriters exercise their over-allotment option in full.

We plan to use the net proceeds we receive from this Offering for the following purposes:

•        $[•], which is expected to be approximately 40% of the net proceeds for development of technologies such as Sen-3D Platform, Sen-Modeling Engine, and Sen-Creation Engine;

•        $[•], which is expected to be approximately 30% of the net proceeds for expansion of businesses;

•        $[•], which is expected to be approximately 20% of the net proceeds for procurement and deployment of AI computing equipment; and

•        $[•], which is expected to be approximately 10% of the net proceeds for general working capital purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this Offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments. To the extent that our actual net proceeds are not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis unless and until we can raise the balance of the funds required through equity or debt financing to fully fund our proposed uses above.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[•] per Share would increase (decrease) the net proceeds to us from this Offering by $[•], assuming that the number of Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, the non-accountable expense allowance, and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 in the number of Shares we are offering would increase (decrease) the net proceeds to us from this Offering by $[•], assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts, the non-accountable expense allowance, and estimated offering expenses payable by us.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding Company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors — Risks Related to Doing Business in China — As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our post-offering memorandum and articles of association, our Company by ordinary resolution may declare dividends but no dividend shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2025:

•        on an actual basis;

•        on a pro forma basis to reflect (i) the issuance of an aggregate of [•] Class A Ordinary Shares between August and December 2025, and (ii) the receipt of credit facilities of RMB26.0 million (US$3.6 million) from short-term borrowings between April and December 2025; (iii) the receipt of equity interest investments of RMB18,100,000 (US$2.5 million) from third-party investors between July and December 2025 and (iv) the receipt of an investment of US$1,000,000 in exchange for 592,400 ordinary shares from a third-party investor in September 2025.

•        on a pro forma as adjusted basis to reflect the issuance and sale of the [•] Class A Ordinary Shares by us in this Offering at the assumed initial public offering price of $[•] per Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, the non-accountable expense allowance, and the estimated offering expenses payable by us, assuming no exercise of the underwriters’ over-allotment option.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

March 31, 2025
	Actual (audited)	Pro Forma (unaudited)	Pro Forma As adjusted (unaudited)
	USD	USD	USD
Cash
Short-term borrowings
Mezzanine equity

Shareholders’ Equity:

Class A Ordinary Shares (US$0.0001 par value; [•] shares authorized, [•] shares issued and outstanding, actual; [•] shares issued and outstanding, pro forma; [•] shares issued and outstanding, pro forma as adjusted)

Class B Ordinary Shares (US$0.0001 par value; [•] shares authorized, [•] shares issued and outstanding, actual, pro forma, and pro forma as adjusted)
Additional paid-in capital(1)
Statutory reserves
Retained earnings
Total Shareholders’ Equity
Total Capitalization

____________

(1)      Additional paid-in capital reflects the sale of Class A Ordinary Shares in this Offering at an assumed initial public offering price of $[•] per Share, and after deducting the estimated underwriting discounts, the non-accountable expense allowance, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this Offering determined at pricing.

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per Share would increase (decrease) each of pro forma as adjusted additional paid-in capital, total shareholder’s equity and total capitalization by $[•] million, assuming the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, the non-accountable expense allowance, and estimated expenses payable by us.

Similarly, each increase (decrease) of 1,000,000 Class A Ordinary Shares offered by us would increase (decrease) each of pro forma as adjusted additional paid-in capital, total shareholder’s equity and total capitalization by $[•] million, assuming the assumed initial public offering price of $[•] per Share (which is the midpoint of the range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts, the non-accountable expense, and estimated expenses payable by us.

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted for each Class A Ordinary Share you purchase to the extent of the difference between the initial public offering price per Class A Ordinary Share and our net tangible book value per Share after this Offering. Dilution results from the fact that the initial public offering price per Class A Ordinary Share is substantially in excess of the net tangible book value per Share attributable to the existing shareholders for our presently outstanding Shares.

Our historical net tangible book value as of March 31, 2025, was US$[•], or US$[•] per Class A Ordinary Share. Net tangible book value represents the amount of our total combined tangible assets, less the amount of our total combined liabilities. After giving effect to (i) the issuance of an aggregate of [•] Class A Ordinary Shares between August and December 2025, and (ii) the receipt of credit facilities of RMB26.0 million (US$3.6 million) from short-term borrowings between April and December 2025; (iii) the receipt of equity interest investments of RMB18,100,000 (US$2.5 million) from third-party investors between July and December 2025 and (iv) the receipt of an investment of US$1,000,000 in exchange for 592,400 ordinary shares from a third-party investor in September 2025, our pro forma net tangible book value as of March 31, 2025, would have been US$[•], or US$[•] per Class A Ordinary Share.

Dilution is determined by subtracting the pro forma as adjusted net tangible book value per Class A Ordinary Share after this Offering from the amount of cash that a new investor paid for a Share in this Offering.

After giving effect to our sale of [•] Class A Ordinary Shares offered in this Offering based on an assumed initial public offering price of $[•] per Class A Ordinary Share, which is the midpoint of the price range of the estimated initial public offering price set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts, the non-accountable expense allowance, and the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2025, would have been $[•], or $[•] per Class A Ordinary Share. This represents an immediate increase in pro forma net tangible book value of $[•] per Class A Ordinary Share to our existing shareholders, and an immediate dilution in pro forma net tangible book value of $[•] per Class A Ordinary Share to new investors purchasing Class A Ordinary Shares in this Offering. The pro forma as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

Assumed initial public offering price per Share	$
Historical net tangible book value per Share as of March 31, 2025	$
Pro forma net tangible book value per Share as of March 31, 2025, before giving effect to this Offering	$
Increase in net tangible book value per Share	$
Increase in pro forma net tangible book value per Share attributable to payments by new investors in this Offering	$
Pro forma as adjusted net tangible book value per Share immediately after this Offering	$
Amount of dilution in net tangible book value per Share to new investors in this Offering	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $[•] per Class A Ordinary Share (the midpoint of the initial public offering price range reflected on the cover page of this prospectus), would increase (decrease) our pro forma as adjusted net tangible book value per ordinary share after this Offering by $[•] and the dilution per Class A Ordinary Share to new investors participating in this Offering by $[•] per Class A Ordinary Share, assuming that the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, the non-accountable expense allowance, and estimated offering expenses payable by us. Similarly, each 1,000,000 increase (decrease) in the number of Class A Ordinary Shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per Class A Ordinary Share after this Offering by $[•] and decrease (increase) the dilution per Class A Ordinary Share to new investors participating in this Offering by $[•] per Class A Ordinary Share, assuming that the assumed initial public offering price remains the same, after deducting the underwriting discounts, the non-accountable expense allowance, and estimated offering expenses payable by us.

The following tables summarize, on a pro forma as adjusted basis as of March 31, 2025, the differences between existing shareholders and the new investors with respect to the number of Shares purchased from us, the total consideration paid and the average price per Share before deducting the estimated underwriting discounts, the non-accountable expense allowance, and the estimated offering expenses payable by us.

Over-allotment option not exercised	Shares purchased		Total consideration		Average price per Share
	Number	Percent	Amount	Percent
			($ in thousands)
Existing shareholder
New investors
Total		100%		100%

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this Offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this Offering determined at the pricing.

To the extent the underwriters’ over-allotment option is exercised in full, or to the extent that we issue additional Class A Ordinary Shares, such as through equity awards or other securities convertible into Class A Ordinary Shares, new investors would experience further dilution.

OUR HISTORY AND CORPORATE STRUCTURE

Our Corporate History

Our business operations commenced with the establishment of our primary operating entity, Sensing Shenzhen Data Technology Co., Ltd. (“Sensing Shenzhen”), in the People’s Republic of China (the “PRC”) on June 11, 2020. Since its inception, Sensing Shenzhen has been engaged in the business of providing integrated AI-powered 3D solutions. During our early operational history, we streamlined our corporate structure by deregistering a wholly-owned subsidiary, Shenzhen Big Bear General Aviation Co., Ltd., on April 23, 2025, and disposing of our interest in an indirect subsidiary, Jiangxi Sensing Data Technology Co., Ltd., on July 9, 2024.

Prior to our corporate reorganization, from July to August 2025, our PRC subsidiary, Sensing Shenzhen, entered into Capital Increase and Share Expansion Agreements with four third-party investors. Pursuant to these agreements, the investors committed to a total investment of RMB 18.1 million (US$ 2.57 million) in exchange for an aggregate of 15.5% of the equity interests in Sensing Shenzhen. As of the date of this prospectus, RMB 18.1 million (US$ 2.57 million) of this amount has been received. These agreements stipulate that if Sensing Shenzhen fails to consummate a Qualified IPO before June 30, 2027, the investors have the right to require the company to redeem their equity interests at a price equal to their original investment principal plus 8% simple interest per annum.

In preparation for this Offering and to establish a corporate structure suitable for international investment, we undertook a series of reorganization steps. In August 2025, we incorporated Sensing4D AI Ltd, an exempted company with limited liability, in the Cayman Islands to serve as our ultimate holding company. Upon its incorporation, our authorized share capital was US$50,000, divided into 500,000,000 ordinary shares with a par value of US$0.0001 each. Subsequently, in September 2025, Sensing4D AI Ltd established a wholly-owned subsidiary in Hong Kong, Sensing AI Limited (“Sensing HK”). In December 2025, Sensing HK in turn established a wholly-owned subsidiary in the PRC, Sensing Cloud Computing (Shenzhen) Co., Ltd. (“Sensing WFOE”). The reorganization was completed in December 2025, when Sensing WFOE acquired 100% of the equity interests in Sensing Shenzhen. As a result of this reorganization, Sensing Shenzhen became our indirect wholly-owned subsidiary, and we now conduct all of our business in China through it. We do not operate under a variable interest entity (VIE) structure.

In September 2025, our ultimate holding company, Sensing4D AI Ltd, entered into a Share Purchase Agreement and a supplemental agreement with a third-party investor, BigEagle Globle Limited (the “Investor”). Pursuant to these agreements, we issued and sold 592,400 of our ordinary shares to the Investor for an aggregate purchase price of US$1,000,000. These shares were issued with a series of special rights and preferences, including redemption rights, anti-dilution protection, liquidation preference, and certain corporate governance veto rights. In accordance with the supplemental agreement, all of these special rights and preferences granted to the Investor will automatically and irrevocably terminate upon the consummation of this Offering.

Our Corporate Structure

The following diagram illustrates our corporate structure, including our subsidiaries as of the date of this prospectus and upon the completion of this Offering, assuming the sale of all of the Shares we are offering based on an assumed initial public offering price of US$[•] per Class A Ordinary Share (the midpoint of the initial public offering price range reflected on the cover page of this prospectus), and no exercise of the Representative’s over-allotment option.

Note:

The English names of our PRC subsidiary is directly translated from Chinese and may be different from their names shown on their respective records filed with relevant PRC authorities.

Our current operating subsidiary is:

Company Name	Dates of Incorporation/Acquisition	Place of Incorporation	Percentage of Direct/Indirect Ownership	Principal Activities
Sensing Shenzhen Data Technology Co., Ltd.	June 11, 2020	PRC	100%	Research, development, and application of artificial intelligence (AI)-driven 3D vision technology

As of the date of this prospectus, all the ownerships illustrated above are direct equity interests, and there is no variable interest entity or other arrangements.

Corporate Information

Our principal executive offices are located at Room 1302, Yuecai City (North Block), No. 3008 Taibai Road, Dongxiao Street, Luohu District, Shenzhen, China 518001 and our phone number is +86 (0755) 8634 7795. Our registered office is located at the offices of ICS Corporate Services (Cayman) Limited, Palm Grove Unit 4, 265 Smith Road, George Town, P.O. Box 52A Edgewater Way, #1653, Grand Cayman KY1-9006, Cayman Islands. We maintain a corporate website at [•]. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. We have appointed [•], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Transfers of cash between Sensing Cayman and our PRC subsidiaries

In the ordinary course of our business, funds are transferred among our PRC subsidiaries for working capital purposes. The transfer of funds among PRC companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations in the PRC. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between themselves.

We do not expect that there are any material limitations in the future on the Group’s ability to transfer cash originating from our PRC subsidiaries to Sensing Cayman, or, through the Group’s corporate structure, to our investors. However, the PRC government currently imposes foreign exchange controls on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Further, to the extent cash or assets in our Group’s business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Group by the PRC government to transfer cash or assets. There can be no assurance that the PRC government will not regulate our Group’s ability to transfer funds or distribute dividends within our PRC subsidiaries according to the change of new rules, to Sensing Cayman, or, through the Group’s corporate structure, to our investors. Under the Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if immediately following the date on which the dividend is proposed to be paid, the company will be unable to pay its debts as they fall due in the ordinary course of business. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and we do not anticipate declaring or paying a dividend in the foreseeable future. If we determine to pay dividends on any of our Shares in the future, as a holding company, Sensing Cayman will depend on receipt of funds from Sensing HK.

Dividends or distributions made to our Company and U.S. investors and tax consequences

As a holding company, Sensing Cayman may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. In the future, cash proceeds raised from overseas financing activities, including this Offering, may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

We intend to keep any remaining undistributed earnings and future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under the Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Shares in the future, as a holding company, Sensing Cayman will depend on receipt of funds from Sensing HK.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” and “Disclosure Regarding Forward-Looking Statements” included elsewhere in this prospectus. Our fiscal year ends on March 31.

Overview

We are one of the leading players in the 3D vision software solutions, with a market share of 1.75% in the PRC in 2024 pursuant to the Frost & Sullivan Report, specializing in 3D reconstruction and digital twin technologies. Since our establishment in 2020, we have been dedicated to continuous innovation in core technologies related to 3D reconstruction and creation. Our core technology, Sen-3D Platform, is a 3D intelligent platform that integrates our self-developed 3D reconstruction and creation technologies. It integrates our Sen-Modeling engine and Sen-Creation engine to support accurate reconstruction of real world and creation of virtual experiences. The platform provides 3D vision technology support for application scenarios such as industrial park management, smart manufacturing, urban planning and management, forestry management, cultural tourism and heritage preservation, and smart education. We adhere to the mission of “Reshape the World, Beyond What is Visible.” Leveraging our proprietary Sen-3D Platform, we deliver customized project-based services to clients in several industry sectors, including industrial parks, robot, urban planning and management, forestry technology, and smart manufacturing.

Our revenue and net income increased rapidly in the years ended March 31, 2024 and 2025. Our revenue increased by 83.8% from RMB62.5 million for the year ended March 31, 2024 to RMB114.9 million (US$15.8 million) for the year ended March 31, 2025, reflecting significant growth driven by the application of our 3D technology and expansion in the business-to-business, or B-end, market. Our net income increased by 373.9% from RMB2.1 million for the year ended March 31, 2024 to RMB10.0 million (US$1.4 million) for the year ended March 31, 2025, with net profit margin improving from 3.4% to 8.7%. The increase in revenue and profitability was primarily attributable to the broader commercialization of our 3D technology across multiple industries, the ability to command premiums on customized B-end services, and improved allocation of research and development and operational costs and expenses through economies of scale.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and we expect will continue to be, affected by a number of key factors, including the following:

Economic conditions and industry trends

Our business and results of operations are significantly influenced by overall economic conditions and evolving industry trends, and the pace of market adoption of our integrated AI-powered 3D solutions. Demand for our integrated AI-powered 3D solutions depends on overall economic conditions and investment cycles in the industries we serve. Any slowdown in economic growth, reduction in public budgets, delays in project approvals, or changes in industry priorities could lead to reduced demand for our services. As these industries increasingly prioritize digital transformation, smart city development, and immersive visualization, we are well positioned to capture growing market opportunities. Broader application of our integrated 3D modeling services in industries such as urban planning and management, industrial parks, forestry science and technology, cultural tourism and smart education has been a primary driver of our revenue in recent periods. In addition, our expansion into emerging fields such as gaming and entertainment, energy and power, and healthcare may open additional avenues for revenue growth, supported by technological innovation and new application scenarios. Continued improvements in these economic and industry dynamics are expected to drive higher adoption of our solutions, strengthen our market presence, and improve our overall profitability.

Investment in technology and product development

Our ability to maintain our market position and expand our business depends on our continued investment in technology and product development. Enhancing the performance, accuracy, and scalability of our Sen-3D platform and related solutions requires ongoing research and development efforts. The 3D modeling and digitalization service market is evolving rapidly, and we may need to allocate significant resources to upgrade our technology infrastructure and anticipate changes in customer demand. We have a professional research and development team, with core members possessing professional backgrounds in AI, digital technology, and information technology. For the years ended March 31, 2024 and 2025, we recorded research and development expenses of RMB6.0 million and RMB9.5 million (US$1.3 million), respectively. Ongoing investment in research and development is expected to increase our expenses in the near term but is critical to our long-term growth prospects.

Customer retention and acquisition capabilities

Our ability to drive sustainable growth depends significantly on maintaining strong relationships with existing clients while continuously expanding our customer base. Our largest five customers in terms of revenue contribution aggregately accounted for 50.3% and 44.4% of our total revenues for the years ended March 31, 2024 and 2025, respectively. We plan to diversify the composition and increase the number of customers we work with to manage any potential concentration risk. High customer retention reflects the value and effectiveness of our integrated AI-powered 3D solutions, fostering recurring business and long-term revenue visibility. By consistently delivering high-quality, innovative, and tailored services, we strengthen customer loyalty and position ourselves as a trusted partner across diverse industries.

At the same time, our ability to attract new clients, particularly as we further expand into industries with significant demand such as gaming and entertainment, energy and power, and healthcare, may represent a key driver of future revenue growth. We intend to establish a collaborative ecosystem with strategic partners to foster mutual growth. We expect that the continued enhancement of our solutions, proactive engagement with potential customers, and expansion of strategic partnerships are expected to improve client acquisition, deepen market penetration, and further support sustainable business growth.

Ability to manage costs and expenses

Our ability to achieve or maintain profitability depends on our capacity to effectively manage our costs and operating expenses. Our costs are affected by factors such as labor, materials, procurement of services, and product-related expenditures, while our operating expenses include selling and marketing, general and administrative activities as well as research and development expenses. By optimizing our cost structure, streamlining operations, and leveraging economies of scale, we can enhance operating efficiency while supporting business expansion. As we expand our business, hire additional staff, and invest in innovative projects, our disciplined approach to managing costs will help maximize margins and strengthen financial performance. Continued improvements in resource allocation, and operational process are expected to contribute to higher profitability and long-term shareholder value.

Key Components of Results of Operations

Revenues

We generate our revenues mainly from providing integrated AI-powered 3D solution, and sales of hardware. The following table sets forth a breakdown of our revenues by type, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the years ended March 31,
	2024		2025
	RMB	%	RMB	US$	%
Integrated AI-powered 3D solutions	53,326,380	85.3%	114,690,837	15,804,820	99.8%
Products sales	9,207,256	14.7%	245,855	33,880	0.2%
Total	62,533,636	100.0%	114,936,692	15,838,700	100.0%

Integrated AI-powered 3D solutions    Our clients are mainly drawn from a range of industry sectors, including industrial parks, robot, urban planning and management, forestry technology, and smart manufacturing. We focus on 3D reconstruction and digital twin technologies, enabling the creation of digital representations of real-world objects and environments through our integrated AI-powered 3D solutions, which encompass reconstruction, interaction, and analysis. Our integrated 3D modeling services are applied across multiple industries, including urban planning, city services, and smart education. We generally recognize the revenue either over time, applying the output method based on the achievement of contractual milestone, or at a point of time upon delivery of the solution upon completion and customer acceptance, depending on the nature and execution of the projects.

Products sales    We also provide products to customers. For the years ended March 31, 2024 and 2025, our products sold to customers were primarily derived from customers’ hardware procurement in connection with our integrated AI-powered 3D solution project.

Cost of revenues

Our cost of revenues primarily consisted of labor costs, service procurement, direct materials used in fulfilling the contracts, amortization expenses, cost of products sold and other allocations of costs that relate directly to the contract or to contract activities. The following table sets forth a breakdown of our cost of revenues by revenue type, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the years ended March 31,
	2024		2025
	RMB	%	RMB	US$	%
Cost of integrated AI-powered 3D solutions	39,029,799	81.4%	87,216,932	12,018,815	99.7%
Cost of products sold	8,936,439	18.6%	233,507	32,178	0.3%
Total	47,966,238	100.0%	87,450,439	12,050,993	100.0%

Operating expenses

The following table sets forth a breakdown of our operating expenses, both in absolute amounts and as percentages of our total operating expenses, for the periods indicated:

	For the years ended March 31,
	2024		2025
	RMB	%	RMB	US$	%
Selling and marketing expenses	2,570,378	19.8%	4,847,483	668,001	28.5%
General and administrative expenses	4,427,513	34.1%	2,643,334	364,261	15.5%
Research and development expenses	5,998,249	46.1%	9,510,982	1,310,648	56.0%
Total	12,996,140	100.0%	17,001,799	2,342,910	100.0%

Selling and marketing expenses    Our selling and marketing expenses primarily consisted of staff expenses and promotional and advertising expenses, business entertainment expenses and travel expenses.

General and administrative expenses    Our general and administrative expenses primarily consisted of staff expenses, depreciation expenses, provision for credit losses, rental expenses, professional services expenses, office expenses and other general corporate related expenses.

Research and development expenses    Our research and development expenses primarily consisted of staff expenses, professional services expenses, depreciation expenses and consumable materials.

Other income

Our other income primarily consisted of government grants and other operating income. Government grants primarily consisted of social security subsidies, entrepreneurship subsidies, technology and innovation grants.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiary, Sensing HK, is incorporated in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by companies incorporated in Hong Kong is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. To avoid abuse of the two-tiered tax regime, each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. Additionally, payment of dividend by the subsidiary incorporated in Hong Kong to the Company is not subject to any Hong Kong withholding tax.

PRC

Under the Enterprise Income Tax (“EIT”) Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”). EIT grants preferential tax treatment to HNTEs at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Sensing Shenzhen was recognized as a HNTE by relevant government authorities in December 2022 and is in the process of renewing its HNTE certificate in 2025. Thus, Sensing Shenzhen was entitled to the preferential income tax rate of 15% for the years ended March 31, 2024 and 2025.

For qualified small and low-profit enterprises, from January 1, 2023 to March 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended March 31, 2024 and 2025, all PRC subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiary through Sensing HK. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, and may be subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise (i) directly holds at least 25% of the PRC enterprise, (ii) is a tax resident in Hong Kong and (iii) could be recognized as a Beneficial Owner of the dividend from PRC tax perspective. We did not record any dividend withholding tax, as our WFOE, which is a foreign investment enterprise, did not have any retained earnings in any of the periods presented.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. The following table sets forth our consolidated results of operations data and as percentages of our total revenues for the periods indicated.

	For the years ended March 31,
	2024		2025
	RMB	%	RMB	US$	%
Total revenues	62,533,636	100.0%	114,936,692	15,838,700	100.0%
Cost of revenues	(47,966,238)	(76.7)%	(87,450,439)	(12,050,993)	(76.1)%
Gross profit	14,567,398	23.3%	27,486,253	3,787,707	23.9%

Operating expenses
Selling and marketing expenses	(2,570,378)	(4.1)%	(4,847,483)	(668,001)	(4.2)%
General and administrative expenses	(4,427,513)	(7.1)%	(2,643,334)	(364,261)	(2.3)%
Research and development expenses	(5,998,249)	(9.6)%	(9,510,982)	(1,310,648)	(8.3)%
Total operating expenses	(12,996,140)	(20.8)%	(17,001,799)	(2,342,910)	(14.8)%

Income from operations	1,571,258	2.5%	10,484,454	1,444,797	9.1%

Other income (expenses)
Interest expenses, net	(586,596)	(0.9)%	(838,585)	(115,560)	(0.7)%
Other income, net	1,016,323	1.6%	436,695	60,178	0.4%
Income before income taxes	2,000,985	3.2%	10,082,564	1,389,415	8.8%
Income tax benefits (expenses)	115,173	0.2%	(53,466)	(7,368)	—%
Net income	2,116,158	3.4%	10,029,098	1,382,047	8.8%

Year Ended March 31, 2024 Compared to Year Ended March 31, 2025

Revenues

The following table sets forth a breakdown of our revenues by type, and the fluctuation for the periods indicated:

	For the years ended March 31,			Change
	2024	2025		Amount	Percentage
	RMB	RMB	US$	RMB	%
Integrated AI-powered 3D solutions	53,326,380	114,690,837	15,804,820	61,364,457	115.1%
Products sales	9,207,256	245,855	33,880	(8,961,401)	(97.3)%
Total	62,533,636	114,936,692	15,838,700	52,403,056	83.8%

Our total revenues increased by 83.8% from RMB62.5 million for the year ended March 31, 2024 to RMB114.9 million (US$15.8 million) during the year ended March 31, 2025, primarily driven by the increase in service of integrated AI-powered 3D solutions, offset by the decrease in products sales.

Integrated AI-powered 3D solutions

Our revenue generated from integrated AI-powered 3D solutions increased significantly by 115.1% to RMB114.7 million (US$15.8 million) for the year ended March 31, 2025 compared to the revenue generated for the year ended March 31, 2024 of RMB53.3 million. The growth was primarily attributable to the Group’s continued technological innovation and enhanced market penetration of our integrated AI-powered 3D solutions. For the year ended March 31, 2025, we accelerated the application of our 3D modeling services across multiple industries, and secured significant contracts in manufacturing, urban services, and smart education. The number of contracts of projects signed increased from 54 for the year ended March 31, 2024 to 66 for the year ended March 31, 2025, while the number of contracts executed increased from 36 for the year ended March 31, 2024 to 82 for the year ended March 31, 2025. We continued the execution of 26 projects signed for the year ended March 31, 2024, including urban planning and related city service projects, which contributed approximately 31.1% of our total revenue for the year ended March 31, 2025.

Looking forward, we are in the process of extending the application of our 3D modeling services to other areas such as gaming and entertainment, education, energy and power, and healthcare. While these initiatives are at an early stage, we expect that diversification of use cases may contribute to future revenue growth.

Products sales

Our revenue generated from products sales decreased significantly by RMB9.0 million from RMB9.2 million for the year ended March 31, 2024 to RMB0.2 million (US$33.9 thousands) for the year ended March 31, 2025. The decrease was primarily attributable to a large hardware procurement order for the year ended March 31, 2024 related to a smart education project for a single customer, which did not recur for the year ended March 31, 2025. Our current products sales are largely dependent on the volume and timing of specific project-based orders and, as a result, may fluctuate significantly from period to period.

Cost of revenues

The following table sets forth a breakdown of our cost of revenues by revenue type, and the fluctuation for the periods indicated:

	For the years ended March 31,			Change
	2024	2025		Amount	Percentage
	RMB	RMB	US$	RMB	%
Cost of integrated AI-powered 3D solutions	39,029,799	87,216,932	12,018,815	48,187,133	123.5%
Cost of products sold	8,936,439	233,507	32,178	(8,702,932)	(97.4)%
Total	47,966,238	87,450,439	12,050,993	39,484,201	82.3%

Our cost of revenues increased by 82.3% from RMB48.0 million for the year ended March 31, 2024 to RMB87.5 million (US$12.1 million) during the year ended March 31, 2025, primarily driven by increase in cost of integrated AI-powered 3D solutions, offset by the decrease in cost of products sold, which was in line with the increase in total revenues.

Gross profit

Our gross profit was RMB14.6 million and RMB27.5 million (US$3.8 million) for the years ended March 31, 2024 and 2025, respectively. Our gross profit margin kept stable around 23.3% to 23.9% during the years ended March 31, 2024 and 2025.

Selling and marketing expenses

Our selling and marketing expenses increased by 88.6% from RMB2.6 million for the year ended March 31, 2024 to RMB4.8 million (US$0.7 million) for the year ended March 31, 2025, which was primarily attributable to the increase in promotional and advertising expenses, especially the expenditures on internet platforms to enhance our brand influence and market recognition and customer expansion expenses.

General and administrative expenses

Our general and administrative expenses decreased by 40.3% from RMB4.4 million for the year ended March 31, 2024 to RMB2.6 million (US$0.4 million) for the year ended March 31, 2025, which was primarily due to the decrease in provision of credit losses of RMB1.3 million for the year ended March 31, 2025 due to better credit control and receivable management.

Research and development expenses

Our research and development expenses increased by 58.6% from RMB6.0 million for the year ended March 31, 2024 to RMB9.5 million (US$1.3 million) for the year ended March 31, 2025, which was primarily attributable to our research investment in the development of Sen Tool toolchains related to 3D reconstruction, and Unmanned Aerial Vehicle (“UAV”) information management systems for the year ended March 31, 2025.

Interest expenses, net

Our interest expenses, net increased by 43.0% from RMB0.6 million for the year ended March 31, 2024 to RMB0.8 million (US$0.1 million) for the year ended March 31, 2025, which was primarily due to the increase in bank borrowings.

Other income, net

Our other income, net decreased by RMB0.6 million from RMB1.0 million for the year ended March 31, 2024 to RMB0.4 million (US$60.2 thousand) for the year ended March 31, 2025, which was primarily due to the decrease of RMB0.6 million in technology and innovation government grants.

Income tax benefits (expenses)

For the years ended March 31, 2024 and 2025, we recorded income tax benefits of RMB115.2 thousand and income tax expenses of RMB53.5 thousand (US$7.4 thousand), respectively. The recognition of income tax expenses was primarily due to the increase in taxable income, partially offset by the utilization of the available tax losses for the year ended March 31, 2025.

Net income

As a result of the foregoing, we recorded a net income of RMB2.1 million and RMB10.0 million (US$1.4 million) for the years ended March 31, 2024 and 2025, respectively.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash generated from operations and financing funds from banks and other financial institutions. As of March 31, 2024 and 2025, we had RMB1.6 million and RMB6.9 million (US$1.0 million) of cash, respectively. The cash is held in financial institutions with high-credit ratings and quality in the PRC, and each bank provides a deposit insurance with the maximum limit of RMB500,000 to Sensing Shenzhen and its subsidiary before disposal who have an associated account(s) in that bank. We had working capital of RMB0.3 million

(US$41.3 thousand) as of March 31, 2025, as compared to working capital deficit RMB11.6 million as of March 31, 2024. From July to August 2025, we obtained equity financing from four third-party investors of aggregately RMB18.1 million (US$2.5 million), and in September 2025, we obtained equity financing of US$1.0 million from a third-party investor.

As of March 31, 2025, we had short-term borrowings of approximately RMB26.8 million (US$3.7 million). These borrowings were mainly borrowed from banks in China for working capital purposes, including China Everbright Bank, Industrial Bank Co., Ltd, China Zheshang Bank, Bank of China, Bank of Communications, Industrial and Commercial Bank of China, Bank of Guangzhou, and Shanghai Pudong Development Bank. The borrowings have maturities varying from April 2025 to March 2026, with fixed interest rates of 3.1% to 6.0%. Loans with maturity before December 2025 have been paid off. All of the borrowings were guaranteed or co-borrowed by Mr. Haoran Zhou. Subsequent to March 31, 2025, we obtained additional RMB26.0 million (US$3.6 million) credit facilities from China Zheshang Bank, Industrial Bank Co., Ltd and Bank of China, whose maturities vary from April 2026 to May 2028 with fixed interest rates of 2.8% to 4.5%. Loans with maturity before December 2025 have been paid off. We have a well-defined repayment plan in place to ensure that these obligations are met promptly and without adversely impacting our financial stability.

We believe that our current available cash and available credit facilities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for a period of at least twelve months from the date of this prospectus. We intend to finance our future working capital requirements from cash generated from operating activities, and funds raised from financing activities if necessary.

Our future capital requirements depend on many factors including our growth rate and the expansion and penetration of our business into different industries and markets. To enhance our liquidity position or increase our cash reserve for future investments or operations through additional financing activities, we may in the future seek equity financing or obtain additional credit facilities. The issuance of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended March 31,
	2024	2025
	RMB	RMB	US$
Net cash provided by (used in) operating activities	8,245,875	(10,281,459)	(1,416,823)
Net cash used in investing activities	(3,713,113)	(571,825)	(78,799)
Net cash (used in) provided by financing activities	(2,941,003)	16,193,998	2,231,592
Net increase in cash	1,591,759	5,340,714	735,970
Cash at beginning of fiscal year	6,891	1,598,650	220,300
Cash at end of fiscal year	1,598,650	6,939,364	956,270

Operating activities

Net cash used in operating activities was RMB10.3 million (US$1.4 million) for the year ended March 31, 2025, attributable primarily to net income of RMB10.0 million (US$1.4 million), adjusted for depreciation and amortization of RMB3.0 million (US$0.4 million), and changes in certain operating assets and liabilities. Such changes in operating assets and liabilities, primarily included (i) a decrease in accounts payables of RMB17.6 million (US$2.4 million) due to timely settlement for suppliers; (ii) a decrease in deferred revenue of RMB2.7 million (US$0.4 million) due to the recognition of revenue upon the completion of services; (iii) an increase in prepaid expenses and other current assets of RMB2.5 million (US$0.3 million) due to the increase of prepayment for promotion; (iv) an increase in contract costs of RMB2.3 million (US$0.3 million) due to fulfillment of the service contract for the future revenue recognition; and (v) an decrease in amounts due to related parties of RMB1.2 million (US$0.2 million) as we have not continued to procure technology services from related parties, partially offset by (vi) a decrease in accounts receivable of RMB3.0 million (US$0.4 million) due to timely collection.

Net cash provided by operating activities was RMB8.2 million for the year ended March 31, 2024, attributable primarily to net income of RMB2.1 million, adjusted for depreciation and amortization of RMB2.0 million, and changes in certain operating assets and liabilities. Such changes in operating assets and liabilities, primarily included (i) an increase in accounts payable of RMB18.4 million; (ii) an increase in deferred revenue of RMB5.3 million, and

(iii) an increase in amounts due to related parties of RMB2.6 million due to the purchase of technology development service, partially offset by (iv) an increase of contract costs of RMB11.7 million (v) an increase of accounts receivable of RMB6.8 million; and (vi) an increase of prepaid expenses and other current assets of RMB4.8 million due to the increase of prepayment for promotion and advance to employees for operating purposes. The changes in accounts payable, deferred revenue, contract costs, accounts receivable, prepayment for promotion were all attributable to the business expansion for the year ended March 31, 2024.

Investing activities

Net cash used in investing activities was RMB0.6 million (US$0.1 million) for the year ended March 31, 2025, which was primarily attributable to purchase of property and equipment of RMB0.6 million (US$0.1 million).

Net cash used in investing activities was RMB3.7 million for the year ended March 31, 2024, which was primarily attributable to purchase of property and equipment of RMB3.7 million.

Financing activities

Net cash provided by financing activities was RMB16.2 million (US$2.2 million) for the year ended March 31, 2025, which was primarily attributable to (i) proceeds from short-term borrowings of RMB30.5 million (US$4.2 million), offset by (ii) repayment of short-term borrowings of RMB12.5 million (US$1.7 million), and (iii) repayment of loans associated with failed sale-leaseback transactions of RMB1.6 million (US$0.2 million). The significant net increase in the short-term borrowings was primarily due to business expansion.

Net cash used in financing activities was RMB2.9 million for the year ended March 31, 2024, which was primarily attributable to (i) repayment of interest-free borrowings from a related party of RMB13.8 million; (ii) repayment of short-term borrowings of RMB3.7 million; and (iii) repayment of loans associated with failed sale-leaseback transactions of RMB2.1 million, partially offset by (iv) proceeds from short-term borrowings of RMB9.9 million and (v) proceeds from interest-free borrowings from a related party of RMB6.7 million.

Research and Development

We have invested a significant amount of time and effort into research and development of our algorithmic and application innovations in the field of 3D vision technology. As of March 31, 2025, our R&D personnel accounted for 57% of our total employees. As of the date of this prospectus, we hold 23 invention patents and 25 software copyrights, which we believe form part of our technological barrier. For the years ended March 31, 2024 and 2025, our research and development expenses were approximately RMB6.0 million and RMB9.5 million (US$1.3 million), respectively, representing approximately 9.6% and 8.3% of our total revenue for the same periods.

Capital Expenditures

Our capital expenditures are primarily related to the purchase of property and equipment. For the years ended March 31, 2024 and 2025, we made capital expenditures of RMB3.7 million and RMB0.6 million (US$0.1 million), respectively. We intend to fund our future capital expenditures with our existing cash balance, cash generated from our operations, and debt and equity financing. We will continue to incur capital expenditures as needed to meet the expected growth of its business.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our audited consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Contractual Obligations

Our contractual obligations as of March 31, 2025 included lease obligation, and bank borrowing obligation. The following table sets forth our contractual obligations as of March 31, 2025.

	Payment due by March 31, 2025
	Total	Within one year	1 – 2 years	over 2 years
Lease obligation	1,762,017	362,285	362,285	1,037,447
Bank borrowing obligation	26,820,000	26,820,000	—	—
Total	28,582,017	27,182,285	362,285	1,037,447

Holding Company Structure

Sensing Cayman is a holding company with no material operations of its own. We conduct our operations mainly through our subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. Under the PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiary, Sensing Shenzhen, has not paid dividends and will not be able to pay dividends until it meets the requirements for statutory reserve funds of RMB4.5 million (US$0.6 million).

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of regulatory authorities and limits on the amount of capital contributions and loans. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors — As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider:

•        our selection of critical accounting policies;

•        the judgments and other uncertainties affecting the application of such policies;

•        the sensitivity of reported results to changes in conditions and assumptions.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. No accounting estimates were considered as critical accounting estimates for the years ended March 31, 2024 and 2025.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group early adopted ASU 2023-07 from the annual period ended March 31, 2024. The adoption of this standard did not have a material impact to the Group’s results of operations, cash flows or financial condition.

Recently issued accounting pronouncements not yet adopted

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group qualifies as an EGC as of March 31, 2024 and 2025 and has elected to apply the extended transition period.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This ASU aligns the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The Group is currently evaluating the impact of adopting ASU 2023-06 on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with SEC Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Group is in the process of evaluating the potential impact of the new guidance on its consolidated financial statements and related disclosures.

Internal Control over Financial Reporting

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the years ended March 31, 2024 and 2025, our management identified deficiencies that represented material weaknesses in our internal control over financial reporting. The material weaknesses identified relate to: (i) the lack of sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP, and (ii) the lack of corporate governance related to appointment of independent directors and audit committee.

To remedy our identified material weaknesses, we have started adopting measures to address the material weakness identified, including, among others:

(1)    We are in the process of recruiting staff with knowledge of U.S. GAAP and SEC regulations in our finance and accounting department. We have also supplemented and enhanced internal training and development programs for accounting and financial reporting personnel. Additionally, we have and will continue to utilize third-party professional consultants for accounting services as additional resources.

(2)    We have implemented, and plan to continue to develop, a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work.

(3)    We are in the process of appointing independent directors, establishing an audit committee, and strengthening corporate governance, which are expected to be completed at the time of effectiveness of the registration statement for this offering of which this prospectus forms a part.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that we will remediate our material weaknesses as expected. See “Risk Factors — We have identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be adversely affected.” See more detailed discussion of this risk factor on page 21 of this prospectus.

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Quantitative and Qualitative Disclosure about Market Risks

Foreign currency exchange rate risk

Our functional currency and reporting currency is Renminbi. Renminbi is not a freely convertible currency. The value of the Renminbi is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than Renminbi by the Group in the PRC must be processed through PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documents in order to affect the remittances. We are exposed to risks related to movements between Renminbi and U.S. dollars. We do not believe that we are currently exposed to any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although our exposure to foreign exchange risks is limited, the value of your investment in the Class A Ordinary Shares will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, and the Class A Ordinary Shares will be traded in U.S. dollars.

As of March 31, 2024 and 2025, all of our cash was denominated in Renminbi. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the Class A Ordinary Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi We will be exposed to foreign exchange risk in our financing activities if we receive oversea investment funds in transaction currency other than Renminbi.

Interest rate risk

We are exposed to interest rate risk on our short-term borrowings. As part of our asset and liability risk management, we reviews and takes appropriate steps to manage our interest rate exposures on our interest-bearing liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended March 31, 2024 and 2025.

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash, accounts receivable, net, other receivables and deposits of prepaid expenses and other current assets.

We place our cash in various commercial banks in the PRC. While management believes that these financial institutions are of high credit quality, we also continually monitor their credit worthiness.

We conduct credit evaluations on our customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, we determine what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, we will not deliver the services or sell the products to the customer or require the customer to pay cash, or to make significant down payments. We also made an allowance for estimated unrecoverable amounts based on the assessment regularly.

We have no significant concentration of credit risk with respect to our other receivables and deposits of prepaid expenses and other current assets.

Concentration risk of customers and suppliers

For the year ended March 31, 2025, one customer accounted for 20% of our total revenues. For the year ended March 31, 2024, two customers accounted for 18% and 12% of our total revenues, respectively. No other customer accounted for more than 10% of our revenue for the years ended March 31, 2024 and 2025.

For the year ended March 31, 2025, two suppliers accounted for 24% and 16% of our total purchase, respectively. For the year ended March 31, 2024, two suppliers accounted for 24% and 16% of our total purchase, respectively. No other supplier accounted for more than 10% of our purchase for the years ended March 31, 2024 and 2025.

As of March 31, 2025, four customers accounted for 24%, 21%, 14% and 12% of our total accounts receivable, respectively. As of March 31, 2024, five customers accounted for 17%, 15%, 14%, 13% and 12% of our total accounts receivable, respectively. No other customer accounted for more than 10% of our accounts receivable as of March 31, 2024 and 2025.

As of March 31, 2025, two suppliers accounted for 52% and 10% of our total accounts payable, respectively. As of March 31, 2024, three suppliers accounted for 21%, 17% and 14% of our total accounts payable, respectively. No other suppliers accounted for more than 10% of our accounts payable as of March 31, 2024 and 2025.

INDUSTRY OVERVIEW

The information presented in this section has been derived from the industry report commissioned by us in September 2025 and prepared by Frost & Sullivan, an independent research firm. The preparation of such industry report involved in-depth interviews with leading industry participants and industry experts, and reviewing company reports, independent research reports and data based on Frost & Sullivan’s own research database. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this Offering has independently verified such information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

OVERVIEW OF 3D VISION SOLUTION INDUSTRY

Definition

3D Vision Solutions refer to comprehensive systems that leverage 3D reconstruction, perception, and visualization technologies by integrating hardware devices (such as 3D cameras, depth sensors, LiDAR, and GPUs), core algorithms (SLAM, SfM, NeRF, 3DGS), and software platforms. It leverages 3D perception, modeling, understanding, and visualization technologies to capture, model, render, and convert real-world spatial and object information into interactive digital 3D data. These solutions not only provide foundational hardware and algorithmic support but also deliver system integration and platform-based services, enabling customized applications and value-added services across multiple industries, including industrial parks, urban management, forestry, intelligent manufacturing, rural revitalization, cultural tourism, mining, urban planning, gaming and entertainment, and energy and electricity.

Value Chain

The upstream segment consists of core hardware and foundational technologies, including key devices such as 3D cameras, depth sensors, LiDAR, and GPUs, as well as foundational software like 3D reconstruction algorithms (e.g., SLAM, SfM, NeRF, 3DGS) and graphics rendering engines. This layer primarily supplies the underlying computing power and technical support required for 3D vision solutions, laying the foundation for system integration and platform development in the midstream.

The midstream segment focuses on integration and platformization. Through multi-source hardware integration, algorithm and engine consolidation, and standardized development interfaces, the midstream transforms fragmented upstream resources into modular application capabilities. These are further integrated into specialized software platforms and enhanced with visualization and interaction functionalities. Beyond integration, the midstream develops tailored 3D vision platforms, SaaS tools, application systems, and various tools based on downstream industry requirements, ultimately delivering integrated products to clients.

The downstream segment covers industry applications and services. This includes application development and customization in fields such as industrial parks, urban management, forestry, intelligent manufacturing, rural revitalization, cultural tourism, mining and mineral resources, urban planning, gaming and entertainment, and energy and power, as well as value-added services like cloud storage, SaaS subscriptions, data services, and optimization. The downstream directly engages with end-users, demonstrating the real-world value of 3D vision solutions across diverse scenarios, while ongoing operations and value-added services provide recurring revenue streams.

Source: Frost & Sullivan

Market Size of Global 3D Vision Solution Industry

In 2020, the global 3D vision solution industry generated revenue of USD5.4 billion and advanced to USD9.9 billion by 2024, representing a CAGR of 16.4%. This rapid expansion was fueled by accelerating automation in manufacturing, the rollout of autonomous mobility pilots, and the surge in spatial computing applications that demanded precise 3D perception. Enterprises across manufacturing, automotive, entertainment, and city management increasingly adopted comprehensive 3D vision systems, enhancing the momentum of global 3D vision solution industry.

Looking ahead, the industry is projected to reach USD24.9 billion by 2029, expanding at a CAGR of 20.2% between 2024 and 2029. Growth will be sustained by maturing AI-driven reconstruction algorithms, widening deployment of digital twin platforms, and the integration of 3D perception into edge devices.

Source: Frost & Sullivan

Market Size of 3D Vision Solution Industry in the PRC

Between 2020 and 2024, the market size of 3D vision solution industry in the PRC expanded from USD1,404.0 million in 2020 to USD2,774.5 million in 2024, with a CAGR of 18.6%. Among downstream applications, intelligent manufacturing was the largest segment in 3D vision solution industry in the PRC, reaching USD915.6 million in 2024 with a CAGR of 20.4%. Meanwhile, the segments such as urban management, games/film and television, cultural tourism, rural revitalization, healthcare, industrial park and forestry also had relatively fast growth rates.

By 2029, the market size of 3D vision solution industry in the PRC is projected to reach USD7,126.3 million, representing a CAGR of 20.8%. intelligent manufacturing sector is expected to reach USD2,374.6 million, followed by games/film and television (USD1,878.8 million in 2029).

____________

Note:

1)       The exchange rate used in the report is 1 USD = 7.12 RMB, according to the China Foreign Exchange Trading System.

2)       Others include logistics, education, and security, etc.

Source: Frost & Sullivan

Market Drivers

Policy Support

Globally, strategic initiatives such as smart city development, digital twins, Industry 4.0, and the low-altitude economy have been prioritized by governments as key areas of growth. As a foundational enabler of spatial digitalization and intelligence, 3D vision solutions are receiving strong policy support. In the PRC, the “Reality-Based 3D China” program has accelerated the application of 3D reconstruction in urban management and infrastructure projects. In Europe, digital twin technologies have been integrated into urban planning and environmental protection frameworks. In the United States, industrial internet and smart manufacturing policies encourage the adoption of 3D vision to enhance efficiency and safety. Policy-driven momentum not only creates large-scale application scenarios but also channels resources such as research funding, infrastructure investment, and capital support, providing long-term and stable growth drivers for the industry.

Technological Advancement

Rapid advances in artificial intelligence, large-scale models, and rendering algorithms have significantly enhanced the performance of 3D vision solutions. Emerging technologies such as Neural Radiance Fields (NeRF) and 3D Gaussian Splatting (3DGS) now enable high-fidelity reconstruction and real-time rendering of complex environments, dramatically reducing the cost and time required for 3D modeling. At the same time, improvements in computing platforms (e.g., GPUs and cloud computing) and multimodal sensors (e.g., LiDAR and RGB-D cameras) have expanded the feasibility of applying 3D vision to dynamic scenes and large-scale environments. With the synergy of algorithms, computing power, and hardware, the industry is shifting from traditional static modeling to dynamic, intelligent, and cost-efficient solutions. These technological advancements not only broaden the scope of applications but also accelerate market adoption and industry maturation.

Application Demand

As digital transformation advances, demand for 3D digitalization and visualization continues to grow across industries. Smart cities increasingly rely on high-precision 3D reconstruction for planning, simulation, and infrastructure management. The cultural tourism sector leverages immersive 3D experiences to enhance visitor engagement and promotional effectiveness. Gaming and film industries utilize 3D modeling and intelligent rendering to reduce manual modeling costs and accelerate production cycles. In fields such as healthcare and heritage preservation, 3D vision supports precise documentation and visualization. These solutions not only address user requirements for realism, interactivity, and efficiency but also help organizations optimize operations and decision-making by reducing manual input and increasing automation. The strong and diversified downstream demand is a core driver fueling the rapid expansion of the 3D vision solutions market.

Future Trends

Intelligent and Automated Evolution

The future of 3D vision solutions is expected to be characterized by intelligent and automated evolution. With rapid breakthroughs in artificial intelligence and generative models, 3D reconstruction will gradually transition from manual and semi-automated processes to fully automated intelligent systems. The integration of multimodal foundation models, semantic understanding, and generative AI will not only enable higher accuracy and lower-cost scene reconstruction but also provide self-optimization, self-learning, and cross-scenario generalization capabilities. This allows systems to adapt quickly and maintain stable reconstruction quality under complex conditions such as varying lighting, occlusion, and dynamic environments. Looking forward, 3D vision will extend beyond static modeling to support real-time decision-making, dynamic interaction, and cross-platform deployment. In smart cities, it will enable real-time digital twins for emergency response and urban management. In industrial applications, it will be widely adopted in automated inspection and assembly for smart factories. In healthcare, it will play an increasingly important role in surgical planning and intraoperative navigation. This trend toward intelligence and automation will establish 3D vision solutions as a cornerstone technology for digital transformation and smart industry development.

Infrastructure and Computing Power Upgrade

The large-scale adoption of 3D vision solutions will be closely tied to continuous upgrades in infrastructure and computing power. With the rapid development of GPU clusters, dedicated AI chips, and cloud computing platforms, the efficiency of 3D data acquisition, modeling, and rendering has been significantly enhanced. In the future, large-scale 3D modeling and real-time rendering will rely increasingly on distributed computing and high-performance hardware, substantially reducing the time and cost required for complex scene reconstruction and enabling deployment at city-wide and industrial levels. At the same time, the rise of edge computing will allow 3D vision processing to occur closer to the data source, minimizing latency and improving responsiveness for real-time applications. In parallel, the widespread adoption of 5G networks and the emergence of low-orbit satellite communications will support high-speed transmission and cross-regional sharing of 3D data, enabling real-time interaction, remote collaboration, and multi-terminal integration. As infrastructure improves and computing capacity grows, 3D vision solutions will achieve higher-frequency, lower-cost, and large-scale deployment across industries, accelerating the industry’s transition toward maturity.

COMPETITIVE LANDSCAPE

The 3D vision solutions industry is characterized by a highly fragmented and competitive landscape, with participants ranging from hardware manufacturers and software platform providers to application service companies. No single player currently holds a dominant position, and market concentration remains low, with competition differentiated across hardware development, algorithm innovation, and customized industry solutions. Some companies leverage their strengths in hardware, others focus on building core algorithms and platforms, while some specialize in vertical applications such as smart cities, cultural tourism, and industrial inspection, creating a diverse and competitive market environment. Overall, competition is active and intense, and the market structure remains unsettled, with potential consolidation as technologies advance and applications deepen.

Amid this intense competition, the company has formed a clear competitive advantage through the collaborative research and development of 3D vision core technologies and key technological breakthroughs, the demonstration of industry application scenarios, and the construction of industry track industry ecology. The company has established itself as one of the leading players in the 3D vision software solutions segment, with a market share of 1.75%, ranking among the top three in terms of market share in the PRC.

Rankings

Ranking of PRC-based 3D Vision Software Solution Providers in the PRC, by Market Share Measured by the Revenue Generated in the PRC (2024)

Ranking	Company	Listing Status	Market Share in 3D Vision Software Solution Market in the PRC, 2024
1	Company A(1)	Listed	3.41%
2	Company B(2)	Listed	3.04%
3	The Company	Unlisted	1.75%
4	Company C(3)	Listed	1.23%
5	Company D(4)	Listed	1.22%
		Top 5 Subtotal	10.65%

____________

Notes:

(1)      Headquartered in the PRC and founded in 2014, it is one of the leading artificial intelligence software companies that researches, develops and sells AI platforms globally, with core technologies spanning computer vision, smart city management, and 3D modeling for urban digital governance.

(2)      Headquartered in the PRC and founded in 1993, it is one of the leaders in industrial-automation software, smart-city CIM models, and self-developed 3D engine powering digital twins for plants, utilities and municipal governance.

(3)      Headquartered in the PRC and founded in 2004, it integrates lighting-engineering systems with smart-city Internet of Things (IoT) platforms; its self-developed 3D-modeling algorithms power digital-twin solutions for urban lighting, smart parking and municipal governance.

(4)      Headquartered in the PRC and founded in 2013, it is one of the leading 3D vision sensor providers, delivering structured-light and iToF cameras, together with robot-vision SDKs, that enable high-precision 3D scanning, biometric payment and autonomous navigation for industrial design, logistics and service robots.

Source: Frost & Sullivan

Entry Barriers

Technological Barrier

The core of the 3D vision industry lies in the mastery of multimodal data integration, complex scene reconstruction, and high-precision rendering. Achieving efficient integration of 2D images, videos, point clouds, and text within a single platform while maintaining robustness under complex lighting, occlusion, and dynamic environments requires strong capabilities in algorithm design, computational resource optimization, and data processing. Combining advanced algorithms such as NeRF and 3DGS demands long-term research validation and extensive real-world data for continuous training and refinement. With proprietary foundation and semantic segmentation models, the Company has established a strong technological barrier. New entrants without long-term R&D accumulation and systematic technical expertise will find it difficult to reach a comparable level in the short term.

Capital and Talent Barrier

The 3D vision industry is both capital-intensive and talent-intensive. Building high-performance computing platforms, iterating algorithms, and acquiring large-scale datasets require long-term and stable financial investment with long payback periods, which creates pressure on cash flow and financing capacity. At the same time, the industry heavily depends on interdisciplinary talent, requiring not only experts in computer vision and AI algorithms but also professionals with a deep understanding of industry-specific applications. The Company has built a strong team with top-tier international research backgrounds, creating unique expertise and talent advantages. For new entrants, even with sufficient financial support, it is difficult to establish comparable talent reserves and collaboration in the short term. Capital and talent therefore represent a dual barrier to entry.

Commercialization and Ecosystem Barrier

To achieve market competitiveness, 3D vision technologies must demonstrate proven value through commercialization and gradually establish an ecosystem that spans multiple industries. The Company has delivered representative projects in areas such as smart cities, cultural tourism, and gaming, validating both the maturity of its technology and the scalability of its business model. Meanwhile, it is expanding into emerging fields such as heritage preservation and the low-altitude economy, progressively building a cross-industry ecosystem. In contrast, new entrants without established commercialization experience or industry recognition will find it difficult to gain customer trust, build stable partnerships across the value chain, or attract policy and investor support. Commercialization and ecosystem development therefore form a significant entry barrier.

BUSINESS

Our Mission

Our mission is to “Reshape the World Beyond What is Visible.”

We enable the conversion of images, videos, and text into higher-dimensional visual formats through our proprietary Sen-3D Platform, which possesses spatial intelligence, empowering a broad range of industrial applications.

Our Vision

Our vision is to develop 3D vision technologies to drive the digital world toward spatial intelligence, enabling our clients to transform their concepts into tangible 3D models. We are committed to the independent research and development of key 3D vision technologies, expanding application scenarios through our Sen-3D Platform, and exploring innovations that bridge the gap between the real and virtual worlds.

Overview

Founded in June 2020, we are a company specializing in the research, development, and application of artificial intelligence (AI)-driven 3D vision technology. We provide clients with comprehensive solutions, from high-precision 3D reconstruction and industry-specific applications to personalized digital content creation. With a focus on technological innovation, we serve the needs of enterprise clients by delivering technology products and professional services designed to help them improve efficiency, reduce costs, and promote the in-depth application of 3D digitalization technology across multiple industries.

Our core technology is the proprietary Sen-3D Platform, a 3D intelligent platform that integrates our self-developed 3D reconstruction and creation spatial intelligence technologies. This platform uses a world model as its core paradigm and develops spatial intelligence algorithms to construct comprehensible, reasonable, and interactive 3D scene representations. It consists of two main modules: the Sen-Modeling engine and the Sen-Creation engine. As an end-to-end intelligent platform for 3D digital content, it can digitally reconstruct the real world and assist in the intelligent creation of virtual experiences. The platform provides 3D vision technology support for application scenarios such as industrial park management, smart manufacturing, robotics, urban planning and management, forestry management, cultural tourism and heritage preservation, and smart education.

Leveraging our proprietary Sen-3D Platform, we have established a service system designed to reduce costs and improve efficiency and delivery speed. Our business is composed of two business lines that can either independently meet clients’ specific needs at certain stages or work in concert to provide integrated, AI-powered 3D vision solutions. We currently serve clients in several industry sectors, including industrial parks, robotics, urban planning and management, forestry technology, and smart manufacturing. Revenue from these sectors constitutes a significant portion of our total revenue.

One of our core strengths lies in our algorithmic and application innovations in the field of 3D vision technology, supported by our portfolio of intellectual property and our ability to integrate cutting-edge technologies. We have a professional research and development and technical team comprised of 16 full-time researchers and technical staff, with core members possessing professional backgrounds in AI, digital technology, and information technology. As of March 31, 2025, our R&D personnel accounted for 57% of our total employees. As of the date of this prospectus, we hold 23 invention patents and 25 software copyrights, which we believe form part of our technological barrier. For the years ended March 31, 2024 and 2025, our research and development expenses were approximately RMB5,998,249 and RMB9,510,982 (US$1,310,648), respectively, representing approximately 9.6% and 8.3% of our total revenue for the same periods.

Since our inception, we have obtained several qualifications in mainland China, including National High-Tech Enterprise in December 2022, Sci-Tech-based innovative SME and Shenzhen High-Level Talent Enterprise in December 2022. We have also passed numerous professional certifications, including ISO 9001 Quality Management System in May 2025, ISO 27001 Information Security Management System in January 2025, Occupational Health and Safety Management System in May 2025, Environmental Management System in May 2025, Network System Security Level 2 Protection in July 2025, Intellectual Property Management System in December 2024, and Five-Star After-Sales Service in May 2025. Additionally, we have received awards such as the Most Dynamic Small Enterprise in China’s Geographic Information Industry in August 2024, the Excellent Information Engineering Award in December 2024, and the Science and Technology Progress Award in August 2024.

Our business has experienced growth during the reporting period. For the years ended March 31, 2024 and 2025, we generated revenues of RMB62,533,636 and RMB114,936,692 (US$15,838,700), respectively, and net income of RMB2,116,158 and RMB10,029,098 (US$1,382,047), respectively.

Our Technology (Sensing Solutions)

1. Sen-3D Platform

The Sen-3D Platform uses 3D vision technology as its core and a world model as its basic paradigm to develop spatial intelligent algorithms that construct comprehensible, reasonable, and interactive 3D scene representations. The platform is driven by two engines: Sen-Modeling Engine and Sen-Creation Engine. The Sen-Modeling Engine reconstructs the real world with high accuracy from multi-source data, generating controllable virtual experiences under semantic and physical constraints. These engines collaborate, adhering to three core capabilities: generativity, multimodality, and interactivity, forming a physical-world model foundation that provides a verifiable “intrinsic simulator” for machine and human decision-making in real-world environments. Based on this, the platform provides 3D vision technology support for scenarios such as industrial digitalization, smart cities, and immersive content generation, creating a closed-loop application from reality to virtuality.

Sen-Modeling Engine

The Sen-Modeling engine focuses on the precise reconstruction and in-depth understanding of the real world. Its core consists of three main subsystems:

•        Sen-Recon (Intelligent Reconstruction System):    This system serves as the data foundation. By fusing multi-source data (such as RGB images, depth information, Light Detection and Ranging (“LiDAR”), multispectral data, and Inertial Measurement Unit (“IMU”) data) and employing multi-scale reconstruction techniques, it is used to generate high-precision 3D models rapidly, covering the reconstruction of all elements from large-scale urban scenes to fine architectural details.

•        Sen-Insight (Intelligent Interpretation System):    This system is designed to give models “cognitive ability.” Through 3D scene recognition, instance segmentation, and interaction optimization, it is used to accurately extract features such as buildings and vegetation, along with their physical attributes, such as material, structural strength, transforming geometric models into analyzable “information carriers.”

•        Sen-Editor (Intelligent Editing System):    This system is used for the precise optimization of deliverables. It supports geometric correction, lightweight processing, and compliance adjustments to ensure that the reconstructed models meet both technical standards and industry application requirements.

Sen-Creation Engine

The Sen-Creation engine focuses on the intelligent generation and creation of personalized virtual content. Its core consists of three main subsystems:

•        Sen-Gen (Creation-Generation System):    This system serves as the creative starting point. Through text-to-3D, image-to-3D, and cross-modal scene generation technologies, it is designed to rapidly convert text descriptions or image references into high-quality 3D models, providing creators with initial assets through one click.

•        Sen-Refine (Creation-Refinement System):    This system is used to enhance content quality. It utilizes techniques such as mesh optimization, texture generation, and attachment to repair model defects and enhance the realism of details (e.g., metallic gloss, fabric textures), elevating creative prototypes to high-artistic-standard works.

•        Sen-Animate (Creation-Animation System):    This system is designed to bring models to life. Through automatic skeleton rigging and multi-modal drivers (such as keyframe or physics-based simulation), it supports film-quality character movements or game-level interactive effects, making virtual scenes come to live.

2. Diversified Technology Service Models

Through the Sen-3D Platform, we offer a variety of service models to meet different user needs, which primarily include:

•        SaaS Platform Services:    Users can log in via a web interface to upload data, invoke reconstruction/generation capabilities, and perform online editing and exporting. This model is suitable for light-use scenarios by small and medium-sized enterprises, individual creators, and designers.

•        SDK/API Services:    We package core capabilities such as reconstruction, generation, and interpretation into Software Development Kit (“SDKs”) or Representational State Transfer Application Programming Interface (“RESTful APIs”) for easy integration by developers or enterprise systems. This is suitable for software developers, system integrators, and industry independent software vendors to embed into their own platforms or business processes.

•        Private Deployment/Customized Solutions:    For clients in sectors such as urban management, industrial parks, forestry, smart manufacturing, and intelligent robotics, we provide on-premises deployment and holistic solutions that help clients maintain data security and control, while also supporting industry-specific customizations.

3. Key Technologies

To address key challenges in 3D vision, we developed spatial intelligent algorithms and innovatively researched and developed key technologies such as “Hybrid Representation Technology Combining NeRF and 3DGS,” “Physics- and Semantics-Guided Reconstruction and Generation Technology,” “Dynamic Scene Reconstruction and Rendering Technology Based on 3DGS,” “Multi-modal Data Fusion Technology for NeRF,” and “Cross-modal and Personalized 3D Digitalization Technology.” These technologies systematically address challenges such as multi-scale high-precision modeling, real-time updates of dynamic scenarios, and accurate reconstruction of complex elements. Based on the core principles of generativity, multimodality, and interactivity, the platform constructs a comprehensible, predictable, and plannable 3D spatiotemporal representation, serving as the foundation for a world model oriented towards the physical world and supporting a closed loop of prediction, planning, and control. Based on this, the platform provides a “high-precision, high-efficiency, and highly intelligent” 3D digital foundation and intelligent analysis capabilities for scenes such as industrial parks, urban management, intelligent manufacturing, and intelligent robots, achieving an integrated evolution from reality reconstruction to immersive creation.

•        Hybrid Representation Technology Combining NeRF and 3DGS:    Existing 3D reconstruction algorithms may face challenges with slow rendering speeds or large memory consumption for large-scale scenes. NeRF-based algorithms can produce high-quality rendered models but often require significant time for rendering calculations in large scenes. 3DGS-based algorithms can achieve fast rendering but struggle to reduce memory resource usage for large scenes. To address this, we have developed a hybrid representation technology that combines Neural Radiance Fields (“NeRF”) and 3D Gaussian Splatting (“3DGS”). According to our internal testing, this technology can reduce the memory resources required for the representation model by at least 50% while maintaining rendering precision, providing technical support for the 3D reconstruction of large-scale scenes.

•        Physics- and Semantics-Guided Reconstruction and Generation Technology:    Existing 3D reconstruction methods often only reconstruct a 3D scene without distinguishing individual objects within it or effectively using the physical attributes of different objects to improve the detail quality of the 3D model. Our proprietary semantic image segmentation model can segment and recognize various elements in an image with an accuracy rate of over 95%, according to our internal testing, and provide the physical attributes of the object surfaces based on the recognition results. Our 3D reconstruction algorithm, combined with image segmentation technology, can not only reconstruct the scene model but also distinguish each individual object, creating a virtual world that is easier to interact with and edit. By combining the recognized physical and optical properties of object surfaces with the lighting environment obtained from the reconstruction algorithm, the detail precision of the 3D model can be further improved by at least 30%, according to our internal testing. Moreover, the related material information can be directly imported into third-party editing software.

•        Dynamic Scene Reconstruction and Rendering Technology Based on 3DGS:    Real-world scenes often change over time, making incremental update algorithms for dynamic scene reconstruction valuable. Conventional reconstruction technology requires a complete dataset of scene images to build a 3D model, and existing incremental reconstruction algorithms often struggle to maintain the quality of the reconstructed model. We have developed an incremental 3D reconstruction algorithm for dynamic scenes. By using rendered images and feature matching, it determines the pose information of a small number of new images and locally adjusts the existing 3DGS model. According to our internal testing, this method reduces the image data requirement by more than 70% while ensuring that the 3D model maintains excellent rendering quality after the dynamic scene is updated.

•        Multi-modal Data Fusion Technology for NeRF:    Due to the complexity of real-world scenes, which often contain objects with complex optical properties (e.g., low-texture, high-reflectance, translucency, or light-absorption) and moving people or objects during data acquisition, relying solely on RGB images, depth maps, or LiDAR point clouds is often insufficient to ensure reconstruction quality. Furthermore, complex scenes can make it difficult to determine image pose information, leading to poor final reconstruction results. To address the complexity of real-world scenes, we incorporate IMU data to improve the reliability of pose calculations, in addition to RGB images, LiDAR, and depth maps. We also integrate multispectral data to enrich the scene’s optical information, enabling the effective reconstruction of objects with various complex optical properties, and use millimeter-wave data to filter out dynamic targets. Through timeline alignment and online joint calibration techniques, we continuously optimize the pose information between devices to ensure the generation of high-quality 3D models in complex scenes.

•        Cross-modal and Personalized 3D Digitalization Technology:    To address the challenge of generating physically consistent image sequences, we sample and render our training 3D models from multiple angles, introducing the spatial and physical consistency of the rendered image sequences into the diffusion model. This enhances the consistency of the images generated by our model. We use the diffusion model to generate image sequences, use these sequences to reconstruct a 3D model, and use a large language model to encode the text labels of the 3D model. By aligning the text encoding with the encoding used by the diffusion model to generate the corresponding 3D model, we enable the generation of 3D models from text prompts. In conjunction with our semantic image segmentation large model, we can segment and recognize individual elements in the generated images, fine-tune the corresponding elements based on text modification commands, and further update the changes in the reconstructed 3D model using our dynamic scene reconstruction technology. We have developed a multi-modal 3D generation model based on a diffusion model, which ensures model accuracy by introducing multi-angle rendering data consistency constraints into the training process. According to internal testing, this can guarantee an image consistency score above 0.9. Combined with the semantic segmentation model and dynamic scene reconstruction technology, this technology allows for the fine-tuning of elements within the generated images.

Our Service

Our revenue is primarily derived from two business lines: (1) Integrated AI-powered 3D solutions; and (2) Product sales.

1. Integrated AI-powered 3D Solutions

Our core business is providing integrated, end-to-end AI-powered 3D solutions to clients across various industries. For the years ended March 31, 2024 and 2025, our revenue from integrated AI-powered 3D solutions was RMB53,326,380 and RMB114,690,837 (US$15,804,820), respectively, accounting for 85.3% and 99.8% of our total revenue for the same periods. This business line consists of four key industry sectors, as further described below.

The following client cases are for illustrative purposes only and are intended to demonstrate the application of our solutions in specific scenarios. These cases are representative of our business, but each project is unique, and these results do not guarantee or predict that all our clients will achieve the same or similar outcomes. To comply with confidentiality agreements, all clients have been anonymized. The information in these case studies should not be considered an endorsement of our company, our services, or this Offering by the respective clients.

Industrial Parks Application Solutions

We provide a comprehensive service system for industrial parks, covering the entire chain from data acquisition to precise modeling, intelligent analysis, and decision support, centered on our 3D vision technology. Through multi-modal data fusion (e.g., multi-angle drone imagery, LiDAR, multispectral, and IoT (“Internet of Things”) sensor data) and multi-scale reconstruction technology, we restore the full spatial features of the park (such as buildings, roads, equipment, and pipelines) to build a high-precision 3D digital foundation. By intelligently understanding and segmenting elements within the park and extracting key physical attributes, we provide the model with cognitive capabilities. We also use cross-modal intelligent generation technology to enable the rapid output of multiple planning scenarios. This solution empowers the full lifecycle management of park planning, construction, and operation, contributing to visualized, intelligent, and refined management.

A typical case is a high-tech industrial park project in a certain city, where multi-modal data fusion and 3D planning simulations were used to intuitively compare the pros and cons of different schemes, providing support for scientific decision-making.

Case Sector	Project Name	Project Description and Content
Industrial Parks	A high-tech industrial park project in a certain city

The client, a high-tech industrial park, required a comprehensive digital tool to support the management of its existing facilities and decision-making for future expansion planning. We provided 3D vision technology support for this project.

At the data fusion level, we used multi-modal data processing technology to model and integrate spatial information, business data, and IoT sensor data. Leveraging multi-source spatial data modeling, we converted various data types into a 3D model, presenting the park’s then-current status, including buildings, topography, and transportation networks. For new park planning, our technology was used to create 3D models of future planning scenarios. By simulating the 3D form of the park under different plans, we enabled a visual comparison of each scheme, such as the impact of building layouts on lighting or the effect of traffic planning on pedestrian flow.

Based on the established park-level digital governance and service foundation, this 3D planning model was integrated with the client’s functions for park operation monitoring and decision support, providing a data-driven auxiliary tool for their park planning. This was intended to help their planning schemes better align with the park’s industrial development needs.

The following images illustrate the 3D planning model and its application scenarios for the case project:

Renderings of a certain city High-Tech Industrial Park Project

Urban Management Application Solutions

We build a city-level 3D digital foundation based on 3D vision technology. Using high-precision 3D reconstruction technology, we accurately restore urban spatial elements to create a comprehensive urban 3D digital foundation. We employ intelligent interpretation technology to extract key attributes and integrate IoT sensor data to enhance the efficiency of refined urban management. This solution enables end-to-end management, from spatial restoration to status awareness, problem detection to intelligent response, and static display to dynamic simulation, providing support for urban digital transformation.

Case Sector	Project Name	Project Description and Content
Urban Management	A city’s 3D modeling and intelligent management platform project

The city needed to fully digitize the physical space of its core urban area to establish a unified digital 3D foundation capable of supporting various applications such as urban planning, emergency management, and digital government services. We undertook and completed this project.

The project involved various data acquisition methods (including multi-angle helicopter imagery and ground-based laser scanning) and used our high-precision 3D reconstruction technology to create a digital 3D model of the city’s built-up area. The project scope covered spatial elements such as buildings, roads, green landscapes, and municipal facilities in the core urban area, with high-detail model reconstruction for key areas like commercial centers and historical districts.

The high-precision urban 3D model we delivered was directly integrated into the client’s business systems for urban planning, emergency management, and digital government services. It provided spatial data support for tasks such as urban renewal planning, spatial resource assessment, and disaster simulation, forming a part of the city’s digital 3D foundation.

The following images illustrate the urban 3D model and the high-fidelity 3D models of individual buildings for the case project:

Renderings of a certain city 3D modeling and intelligent management platform

Forestry Technology Application Solutions

We provide a forestry technology application solution that covers all elements and the full lifecycle of forest resources. Through high-precision 3D reconstruction, multi-modal data fusion, and intelligent analysis technology, we establish a closed-loop digital management system for forest resources. The solution can be used to accurately grasp key indicators such as forest area and tree species distribution to assist in formulating scientific management strategies. For famous and ancient trees, it can record morphological features and monitor growth changes. In terms of forest resource measurement, it can automatically extract key parameters, providing a scientific basis for assessing ecological benefits.

Case Sector	Project Name	Project Description and Content
Forestry Technology	A county’s plant visualization modeling and 3D traceability project

Our client, a certain county, aimed to use modern technology to digitally preserve its famous and ancient trees and to establish a traceability system for local specialty forestry products to enhance brand value and customer trusts. We undertook the construction of this project.

Based on our Sen-Modeling engine, the project involved multi-angle image acquisition and processing to perform high-precision digital reconstruction of details such as the crowns and branches of ancient trees. For the protection of these trees, we built high-precision digital 3D models to record their morphological features and monitor growth changes, thereby assisting in protection decisions. For the 3D traceability of forestry products, we used 3D technology to create digital identifiers for products, allowing customers to scan a QR code to view the entire process from planting to sale in 3D. This project provided digital monitoring and analysis tools for the protection of famous and ancient trees.

The following images illustrate the results of the forestry 3D modeling and application development for the case project:

Renderings of plant visualization modeling

Smart Manufacturing Application Solutions

Focusing on the needs for object reconstruction and intelligent analysis in high-precision manufacturing scenarios, we offer an integrated solution that combines 3D Vision and Smart Manufacturing. We perform millimeter-level precision 3D modeling of complex components, automatically recognize and segment key parts, extract manufacturing information, and create measurable and reusable digital models. The solution integrates sensor and visual inspection data to achieve real-time monitoring of production status, fault prediction, and dynamic optimization of process parameters, assisting manufacturing enterprises in achieving digital design, intelligent production, and precise quality control.

Case Sector	Project Name	Project Description and Content
Smart Manufacturing	An international customized footwear factory’s smart manufacturing project

Our client, an internationally renowned footwear brand, sought to upgrade its personalized customization business with digital technology, moving from traditional manual measurements and standardized production to flexible smart manufacturing based on precise 3D data. We built an end-to-end 3D digital enablement platform for them.

Centered on high-precision 3D reconstruction and intelligent sensing technology, the platform efficiently acquires 3D digital models of users’ feet through techniques like multi-angle structured light scanning, capturing detailed information such as foot length, width, and arch shape. Building on this, the platform injects 3D cognitive capabilities into the design and production system for custom shoes. Through an intelligent design engine linked with the 3D reconstruction model, it provides functions such as shoe structure optimization, ergonomic matching, parametric material adjustment, and virtual try-ons.

The platform allows designers and the production team to intuitively verify the comfort and feasibility of custom designs in a 3D environment, aiming to improve the scientific basis, efficiency, and user satisfaction of personalized customization.

The following images illustrate the 3D models of custom footwear and the smart measurement results for the case project:

Renderings of 3D models of custom footwear and smart measurement

2. Products Sales

The core of this business line is to provide clients with standardized software systems and hardware infrastructure that are deeply integrated and optimized by our integrated AI-powered 3D solutions. We are not merely a distributor of 3D vision products but a holistic solution provider capable of delivering a portfolio of standardized software and hardware products that we have rigorously selected, pre-configured, and performance-tuned. This approach is designed to reduce the complexity and technical barriers of project deployment and to ensure that our core software operates at its maximum effectiveness in a stable and efficient hardware environment. Clients do not need to invest effort in researching hardware compatibility, performing tedious driver installations, or debugging systems, which significantly shortens project cycles, saves time and labor costs, and avoids the technical risks, time delays, and unclear responsibilities that clients might face when procuring, configuring, and debugging complex hardware systems on their own.

For the years ended March 31, 2024 and 2025, our revenue from products sales was RMB9,207,256 and RMB245,855 (US$33,880), respectively, accounting for 14.7% and 0.2% of our total revenue for the same periods. The decrease in this business line’s revenue share reflects our increasing focus on high-value-added integrated software solutions.

Our Customers

Our main customers include management units, research institutions, enterprises that are service providers to end users in sectors such as industrial parks, urban management, forestry management, smart manufacturing, rural revitalization, and cultural tourism, which have an inherent application need or market demand for 3D vision modeling and visualization software applications. For the year ended March 31, 2024, two major customers accounted for approximately 18% and 12% of our total revenue, respectively. For the year ended March 31, 2025, one major customer accounted for approximately 20% of our total revenue. Regarding accounts receivable, as of March 31, 2025, four major customers accounted for approximately 24%, 21%, 14%, and 12% of our total accounts receivable, respectively.

Our collaboration extends beyond specific tasks like 3D vision modeling and application development. We engage in cooperative R&D directly with our key customers, telecommunication operators, industry-leading enterprises, and research institutions, to address pivotal application scenarios. This partnership enables us to build industry-level solutions and create demonstration projects for end-users. Through this process, we cultivate a mutually beneficial industrial ecosystem that fosters long-term, win-win relationships with these core partners. This strategic approach not only broadens our market channels but also secures sustained cooperation with our partners for the future.

Our Suppliers

Our main suppliers include providers of marketing and promotion, market channel expansion, customized development services, computing power services, and 3D models. In terms of procurement, for the year ended March 31, 2024, two major suppliers collectively accounted for approximately 40% of our total procurement costs. For the year ended March 31, 2025, two major suppliers collectively accounted for approximately 40% of our total procurement costs. Regarding accounts payable, as of March 31, 2025, two major suppliers accounted for approximately 62% of our total accounts payable.

Our cooperation with major suppliers is typically based on complementary strengths and industrial collaboration. For key suppliers, we generally use framework agreements to define the cooperative relationship, ensuring trust and operational efficiency. Through this approach, we and our key suppliers have gradually formed a market-oriented, mutually beneficial industrial cooperation mechanism, leading to long-term and extensive partnerships. This mechanism can reduce the risk of disruption in our relationships with any single supplier. If there are any adverse changes in the quality, timeliness, or price of services provided by a supplier, we can quickly adjust our supplier base and the content of our cooperation to mitigate any negative impact on the delivery of solutions to our clients.

Competitive Strengths

Leading Technology and Continuous Innovation Capabilities

Our core competitiveness stems from our fully independently developed Sen-3D Platform, which serves as the foundation of our technology, and our R&D team that drives continuous innovation.

•        Proprietary Core Platform:    Our Sen-3D Platform, through the synergy of its two core engines, offers advanced capabilities. (i) The Sen-Modeling engine automates much of the scene understanding process, producing interpretable and interactive intelligent digital assets, which improves upon traditional 3D reconstruction that often delivers only a geometric model. (ii) The Sen-Creation engine encapsulates complex interactions into cross-modal artificial intelligence generated content (“AIGC”) capabilities, allowing users to create content using natural language. It also provides the model with simulation and prediction capabilities, upgrading the 3D model from a “display tool” to an analytical and predictive system for complex decision-making.

•        Talent and R&D Ecosystem:    Our core team comprises scientists and professionals with deep backgrounds in AI and digital technology. We are supported by a distinguished team of 3D vision technology experts and computer scientists:

(i)     Dr. Chen Wang, 3D Vision Algorithm Expert, holds a Ph.D. from the University of Electronic Science and Technology of China. He has long been dedicated to the theoretical and algorithmic research in the 3D vision field, has published numerous papers indexed by SCI and EI, and has received multiple awards for his research achievements. He provides in-depth guidance for the design and R&D of our Company’s core 3D modeling algorithms.

(ii)    Dr. Zhongliang Fu, 3D Vision Application Technology Expert, is a professor, doctoral supervisor, and institute director at Wuhan University. As a renowned industry expert with extensive academic achievements, he has long been engaged in research on 3D modeling, model analysis, and application technologies. He leads the high-level architectural design of our Company’s industry-specific 3D vision solutions.

(iii)   Dr. Jianhe Guan, Computer Software Expert, is a professor and doctoral supervisor at the China University of Geosciences. With a long-term focus on software engineering and computer systems, he possesses a substantial body of research and has supervised over 100 doctoral and master’s students. He provides deep technical guidance for the development of our Company’s software platform.

(iv)   Dr. Hongwei Lu, IoT Application Technology Expert, is a professor and doctoral supervisor at Huazhong University of Science and Technology. Having published over 50 academic papers, he provides profound guidance on the productization and commercialization of our Company’s technologies.

Our R&D team brings together a group of technical experts and engineers who possess both an international perspective and profound experience in cutting-edge technologies. Their collective expertise covers key technological areas such as NeRF, 3DGS, 4DGS, SLAM, 3D AIGC, and World Models. This enables them to continuously drive innovative breakthroughs and their engineering implementation in these respective fields. Furthermore, we have established close industry-academia-research-application collaborations with well-known Chinese universities, including Chengdu University of Technology, Jiangxi Normal University, and Chinese Academy of Forestry. This allows us to research and apply cutting-edge theories in an industrial context and gain timely access to the latest technological guidance and academic achievements.

•        Innovation and Application by a Multidisciplinary Team:    Our R&D team combines technical capabilities with a deep understanding of specific industries. Team members are proficient in algorithm development and platform architecture design and have gained in-depth knowledge of quality control in manufacturing, urban management operations, and the specific requirements of industrial environments through long-term project experience. This “technology expert + industry consultant” structure enables us to quickly identify industry pain points and transform cutting-edge technologies into innovative solutions that address practical problems. Additionally, we have formed technology innovation consortiums with China’s three major telecommunications operators, which allows for the rapid conversion of research results into industrial applications.

Efficient, Cost-Effective, and Scalable Solutions

We have fundamentally reshaped the cost structure of AI 3D vision projects through technological innovation, thereby gaining significant market competitiveness.

•        Inherent Cost Advantages from Technological Innovation:    (i) Reduced labor costs through automation: Our Sen-Modeling engine automates a significant amount of modeling, segmentation, and semantic annotation work that traditionally requires manual operation by highly skilled technicians, thereby greatly reducing the primary labor costs of projects. (ii) Reduced hardware dependency through algorithm optimization: Our efficient algorithms and platform architecture mean that clients do not need to rely on expensive, top-tier hardware for runtime operations. This lowers the client’s total cost of ownership (TCO) and allows us to provide cost-effective solutions.

•        Cost-Effective, One-Stop Solutions:    Based on the cost advantages above, we can offer clients one-stop, cost-effective solutions covering data acquisition, model production, platform development, application delivery, and even hardware integration. Clients do not need to coordinate with multiple vendors, thus avoiding issues such as technical gaps, project delays, and unclear responsibilities. Our business model is designed to ensure that clients receive an optimal return on investment at every stage of the project.

Deep Industry Accumulation and Insight into Needs

We have integrated technology R&D with a profound understanding of specific industries, and developed a model where demand insights drive the penetration of advanced technologies into industries. The continuous accumulation of technological R&D and industry experience, as well as their integrated application, have steadily enhanced our industry influence and competitive advantages.

•        Technological Advantages from Professional Industry Modeling Algorithms:    Our core technological advantage lies in the Sen-3D Platform with self proprietary intellectual property rights. The R&D of the platform’s application functions and algorithms is driven by industry experience and AI, enabling the efficient realization of 3D modeling and visual analysis for industry application needs, and the rapid transformation of industry knowledge and experience into industry-predictive insight tools. Our team not only possesses cutting-edge expertise in the field of 3D vision algorithms, but also has a deep understanding of the specific challenges in fields such as manufacturing quality control, urban management and operation, forestry, and cultural tourism. This enables us to go beyond the superficial needs proposed by clients, identify core pain points in their businesses through industry knowledge and experience, construct innovative industry-level application scenarios, and provide feasible and advanced industry-level solutions for similar clients.

•        Resource Advantage from Proprietary Industry Application Solutions:    We have continuously dedicated ourselves to key industry application areas of 3D vision technology. This has not only allowed us to accumulate abundant industry demands, but more importantly, to continuously gather industry knowledge — making our solutions more professional and endowing us with proprietary industry resource advantages. These resource advantages include industry-specific 3D model parameters, 3D algorithms, process flows, component structures, rendering effects, and application scenarios — such as the modeling parameters, rendering materials, and spatial relationship understanding of various infrastructure in urban management, or the reflective properties of special materials and imaging characteristics under complex lighting conditions in industrial environments. Such industry knowledge and experience are strategic assets that are difficult for others to replicate. They continuously strengthen our 3D vision models and technical application knowledge, providing a sustainable resource advantage for algorithm optimization and the professionalization of modeling.

Growth Strategies

We have defined our growth strategies across four dimensions: technology, market, talent, and sustainable development.

Focus on Breakthrough Research in Core 3D Vision Product Technology to Solidify Our Leading Position

We will continue to focus on research in 3D vision technology and increase our R&D investment. Over the next three years, we plan to invest approximately RMB200 million in R&D funding for key technology development, targeting three core areas: high-dimensional dynamic scene reconstruction, cross-modal generation, and physics-based simulation. We aim to make progress in industrial-grade 3D modeling and real-time rendering technologies by 2027. We will continue to develop key technologies such as NeRF and 3DGS hybrid representation and 4D Gaussian Splatting for dynamic modeling to strengthen our technological barriers.

Build a Foundation in the B2B Market and Expand into the B2C Market

In the current phase, our core task is to deepen and consolidate our position in the B2B market. We will concentrate our resources on continuously optimizing the product and service system centered on the Sen-3D Platform, creating a series of impactful benchmark projects to establish a reputation for excellent delivery and value creation. While solidifying our core B2B market, we will expand our technological influence into more high-potential industries, including gaming and entertainment, smart education, energy and power, and healthcare, to develop next-generation content creation tools and engines. Our long-term goal is to expand beyond the B2B market. We plan to enter the consumer market by developing lightweight 3D vision application tools for individual creators. We plan to launch user-friendly tools and platforms to empower emerging consumer-level application scenarios and build a technology system compatible with various smart terminals such as mobile phones, tablets, and AR/VR devices.

Build a Forward-Looking, Multidisciplinary Talent Team with Innovative Momentum

We will continue to invest resources to build and maintain a multidisciplinary talent team composed of scientists, technology experts, and industry specialists. We will continue to attract professionals in the 3D vision field and form key technology task forces as needed to address technical challenges.

Build a Sustainable Development Strategy through Synergy in Standards, Market, and Industrial Ecosystem

We actively participate in and lead discussions and the establishment of standards for 3D vision technology. We have defined specifications for the Sen-3D Platform’s functions and API interfaces to address cross-platform application challenges. By opening the technical interfaces of the Sen-3D Platform, we are able to collaborate with large, well-known enterprises, where they act as the main project contractor and we participate as the core technology supplier, jointly either in projects or in project bidding. This model allows us to efficiently enter the market through our partners’ sales networks, while they enhance their own solution competitiveness with our technology. We have currently established such industrial ecosystem partnerships with over 30 enterprises and plan to expand this network to 50 within the next three years. We believe that through industrial ecosystem cooperation, we can achieve long-term value and form a synergistic development mechanism of technology output, technology iteration, and market co-prosperity.

Competition

The 3D vision reconstruction industry is characterized by a fragmented and continuously evolving competitive landscape. Market participants span a wide spectrum, ranging from upstream hardware providers and core algorithm developers to system integration companies and specialized vertical application players. Competitive advantages are concentrated in several areas, including expertise in depth-sensing hardware design, optimization of three-dimensional reconstruction algorithms, real-time processing capabilities, the development of platform ecosystems, and the ability to deliver customized industry applications. At present, no single participant has established a dominant market position, and overall market concentration remains low. Established global technology companies are extending their capabilities into 3D vision, while numerous emerging innovators are entering the field through differentiated approaches, resulting in a highly competitive and dynamic market environment.

At the same time, the diversity of application scenarios further intensifies competition. Hardware-oriented companies are expanding into software and platform development to strengthen their solution offerings, while algorithm-focused players are increasingly seeking commercial deployment in fields such as industrial inspection, smart cities, cultural tourism, digital cultural heritage, and security surveillance. Other companies aim to establish a competitive edge by providing end-to-end solutions covering data acquisition, processing, and visualization. As core technologies continue to mature and commercial demand expands, competition among market participants is expected to deepen across dimensions such as R&D investment, ecosystem collaboration, customer retention, and data accumulation. Looking ahead, the industry may undergo a degree of consolidation as the value chain develops and customer demand for integrated solutions rises. Overall, the industry remains in a phase of active competition and rapid technological iteration, and the long-term stability of the market structure has yet to be determined.

Marketing

Our marketing strategy combines industrial ecosystem cooperation with independent brand promotion. In terms of ecosystem cooperation, we have built a multi-level collaboration network: at the top level, we rely on the research capabilities of universities to maintain our technological lead; at the middle level, we collaborate with industry leaders by opening the interfaces of our Sen-3D Platform, leveraging our partners’ mature sales networks and brand reputation to reach and penetrate large, high-quality client projects; at the base level, we provide customized solutions to a broad customer base, including telecom operators and industry users, to deepen market application. This synergistic model, from technology R&D to market application, enables us to achieve mutual benefits with our partners and cover the market efficiently.

At the same time, we have engaged a professional marketing and promotion team to utilize various internet media platforms. By continuously showcasing our proprietary technology achievements or client-authorized benchmark projects, combined with precise advertising strategies and data analysis, we aim to consistently enhance our brand influence and market presence. We have authorized our marketing team to open advertising accounts, develop and optimize promotion plans, and conduct ad placements and data analysis. We actively use major social media platforms and channels to publish our 3D reconstruction creative products, effectively increasing brand exposure, awareness, and reputation among target user groups, as well as expanding our visibility in overseas markets and the B2C domain.

For the years ended March 31, 2024 and 2025, our selling and marketing expenses were approximately RMB2,570,378 and RMB4,847,483 (US$668,001), respectively, accounting for approximately 4.1% and 4.2% of our total revenue for the same periods. We expect to continue making reasonable marketing investments in the future based on our business development needs and market competition to support the company’s long-term growth objectives. We will regularly evaluate the return on investment of our marketing activities and continuously optimize expense allocation to ensure the efficient use of marketing resources.

Intellectual Property

Intellectual property is crucial to our success and competitiveness. We rely on a combination of patents, software copyrights, and domain names to protect our intellectual property. As of the date of this prospectus, we hold 23 patents, 25 software copyright registrations, and 1 pending design patent in mainland China. Our owned patents include:

No.	Title	Patent No.	Source	Protection Period
1.	A data encryption algorithm and system for a computer	ZL202010397625.1	Acquired by assignment	2020.5.12 – 2040.5.12
2.	An automatic control system for a smart community and its control method	ZL202010400365.9	Acquired by assignment	2020.5.12 – 2040.5.12

No.	Title	Patent No.	Source	Protection Period
3.	A multi-antenna calibration device for 5G communication	ZL201910895658.6	Acquired by assignment	2019.9.21 – 2039.9.21
4.	A multi-purpose 5G signal cable connector	ZL201910820489.X	Acquired by assignment	2019.9.2 – 2039.9.2
5.	A multi-functional adjustable 5G signal enhancement tower base	ZL201910787737.5	Acquired by assignment	2019.8.26 – 2039.8.26
6.	Application update control method, apparatus, electronic device, and storage medium	ZL202210139753.5	Original grant	2022.2.16 – 2032.2.16
7.	A path planning method, apparatus, and storage medium for an AGV in a smart unmanned parking lot	ZL202310377786.8	Original grant	2023.4.6 – 2043.4.6
8.	An AGV task allocation method, apparatus, electronic device, and storage medium for a parking lot	ZL202310501691.2	Original grant	2023.5.6 – 2043.5.6
9.	A UAV path planning method, system, electronic device, and medium	ZL202310753675.2	Original grant	2023.6.26 – 2043.6.26
10.	A method for detecting changes in illegal urban construction based on an improved SNUNet-CD	ZL202310511235.6	Original grant	2023.5.9 – 2043.5.9
11.	An unsupervised learning method for remote sensing target classification	ZL202310594028.1	Original grant	2023.5.25 – 2043.5.25
12.	A real-scene 3D target reconstruction and instance segmentation method based on improved NeRF	ZL202310962519.7	Original grant	2023.8.2 – 2043.8.2
13.	A method for object recognition and temporal localization in UAV 3D imagery	ZL202311352027.2	Original grant	2023.10.19 – 2043.10.19
14.	A method, apparatus, and storage medium for correcting bounding boxes of discolored pine wood areas	ZL202410021484.1	Original grant	2024.1.8 – 2044.1.8
15.	A multi-sensor fusion-based 3D spatial positioning method for UAVs in nature reserves	ZL202311756971.4	Original grant	2023.12.20 – 2043.12.20
16.	A hyperspectral image segmentation method for pine wood nematode-diseased dead trees based on Sen-UNet	ZL202410077425.6	Original grant	2024.1.19 – 2043.1.19
17.	A semi-supervised scene recognition method for remote sensing images of protected natural areas	ZL202410170679.2	Original grant	2024.2.6 – 2044.2.6
18.	A dense point cloud generation method for nature reserves based on binocular stereo matching	ZL202410318712.1	Original grant	2024.3.20 – 2044.3.20
19.	A precise recognition method for key areas of interest in remote sensing images based on multi-model fusion	ZL202410398666.0	Original grant	2024.4.3 – 2044.4.3

No.	Title	Patent No.	Source	Protection Period
20.	A remote sensing image analysis method based on secondary distillation of a large model	ZL202410513196.8	Original grant	2024.4.26 – 2044.4.26
21.	A method for detecting foreign objects on power transmission lines in remote sensing images based on the SAM large model	ZL202410928713.8	Original grant	2024.7.11 – 2044.7.11
22.	A remote sensing image generation method for comprehensive monitoring of forestry resources	ZL202411148905.3	Original grant	2024.8.21 – 2044.8.21
23.	A NeRF modeling method integrating a temporal dimension and a hierarchical sampling strategy	ZL202411759501.8	Original grant	2024.12.3 – 2044.12.3

We will continue to actively monitor and maintain our intellectual property portfolio and take appropriate measures to enforce our rights and address potential infringements when necessary. However, we cannot guarantee that the measures we take will be sufficient to prevent the misappropriation or infringement of our intellectual property by others, or that we will not be accused of infringing upon the intellectual property of others. Our business success depends on our ability to avoid infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. For a more detailed discussion of the risks, please see the “Risk Factors” section.

Properties

As of the date of this prospectus, we lease one office in Shenzhen, China, with a total area of approximately 193.88 square meters.

Location	Area (sq. m.)	Use	Lease Term
Unit 1302, Tower T2, Yuecai City, Taibai Road, Luohu District, Shenzhen	193.88	Headquarters Office	July 1, 2024 to June 30, 2029

We do not own any real property. We believe that our existing facilities are sufficient for our current needs and that we can obtain additional space on commercially reasonable terms if needed.

As of the date of this prospectus, we do not hold any single piece of equipment that is critical to our business operations.

Data Privacy and Security

In the course of providing 3D modeling and related technical services to our clients, we may come into contact with client data. We place a high priority on protecting the security of client data and consider it a core element of our operations. To this end, we have developed and implemented comprehensive policies for data collection, retention, and use. We have established an information security management system and have obtained ISO 9001 Quality Management System and ISO 27001 Information Security Management System certifications.

The data we handle is mainly divided into two categories:

•        Internal Data:    This consists primarily of simulation test data and validation data generated from the use of our products. This includes simulation test data we collect to validate our software and algorithms, as well as validation models (demos) generated by our products. The test data does not involve personally identifiable information. Demo models include generic 3D models generated during our operations, such as buildings and vegetation.

•        Customer Data:    We primarily use two service delivery models to limit our contact with customer data:

•        In-house Development, On-site Delivery:    We develop software and algorithms internally using test data and then deploy and deliver them on the client’s premises. In this model, we do not process the client’s actual business data.

•        On-site Customer Service:    For projects that require work on the client’s local systems and servers, we may have access to their business data (e.g., for data integration or cleaning) under their supervision. In accordance with our policies and contractual agreements, we are prohibited from copying or retaining any of the client’s business data.

For supplier data (such as surveying and mapping data), we do not transfer or retain it. We do not engage in surveying and mapping activities as defined by the Surveying and Mapping Law of the PRC. If a project involves surveying and mapping data, we procure it from qualified suppliers and deliver and process it directly on the client’s premises. All access to geospatial data (such as high-precision maps and satellite imagery) is restricted to the client’s environment; we do not download, store, or retain this data. The data visualization functions of our products and solutions are deployed and delivered on-site at the client’s location, and we are unable to access client data. Regarding personal data, we do not currently conduct business-to-consumer (B2C) operations, and therefore we do not collect, process, or hold any personal information.

Based on the foregoing, our PRC legal counsel, Jingtian & Gongcheng, is of the opinion that, in all material respects, our data processing activities comply with the applicable PRC laws and regulations related to data protection and privacy as of the date of this prospectus. We believe that we do not collect or store client data or any material data, and that we comply, in all material respects, with all applicable PRC laws and regulations concerning data protection and privacy. We believe that the measures we have taken regarding data privacy and protection are in line with industry standards.

Employees

As of March 31, 2023, 2024, and 2025, we had 29, 27 and 28 full-time employees, respectively, all located in Shenzhen, China.

As of March 31, 2025, our employees by major function were as follows:

Function	Number of Employees	Percentage of Total Employees
R&D and Technical	16	57%
Sales, Marketing, and Business Development	5	18%
General Administration and Finance	7	25%
Total	28	100%

Our operating entity in mainland China employs all staff on a full-time basis; we do not use outsourced employees. We have entered into standard labor contracts with all full-time employees in accordance with applicable laws. Pursuant to PRC regulations, this operating entity is required to make proportional contributions to social insurance plans for their full-time employees, including pension, medical, work-related injury, maternity, unemployment benefit plans and housing funds plans.

Our employees are not members of any labor unions. We have maintained good relations with our employees, and we have not experienced any material labor disputes or work stoppages during the track record period.

Seasonality

We experience seasonality in our business, with the majority of our revenue and order intake typically concentrated in the second half of the calendar year due to the procurement patterns of our major customers. As a result, our quarterly operating results can fluctuate substantially, making period-to-period comparisons less meaningful and limiting their usefulness as indicators of future performance.

Legal Proceedings

To the best of our knowledge, we are not currently the subject of any material governmental investigation, private lawsuit or other legal proceeding. From time to time, we may be involved in legal and regulatory proceedings or investigations concerning matters that arise in the ordinary course of our business and that could result in significant fines or penalties, have an adverse impact on our reputation, business and financial condition or results of operations and divert the attention of our management from the operation of our business. The outcome of any future litigation, regulatory or other proceedings cannot be predicted with certainty, and some lawsuits, claims, actions or proceedings may be disposed of unfavorably to us.

REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

PRC

Regulations Related to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to Internet information security and the protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The SCNPC, China’s national legislative body, enacted the Decisions of the Standing Committee of the National People’s Congress on Maintaining Internet (the “Internet Security Decision”) on December 28, 2000 and amended it on August 27, 2009. Pursuant to the Internet Security Decision, persons may be subject to criminal liabilities in China for any attempt to activities such as: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; (v) infringe upon intellectual property rights or damage business credit or reputation of others; (vi) intentionally make, spread computer viruses and other destructive programs, attack computer systems and communication networks which lead to damages to such systems and networks; (vii) carry out theft, fraud, racketeering through the Internet; and (viii) other activities prohibited by relevant laws and regulations.

On December 13, 2005, the Ministry of Public Security (the “MPS”) issued the Regulations on Technological Measures for Internet Security Protection, which took effect on March 1, 2006. These regulations require Internet service providers to take proper measures including anti-virus, data back-up and other related measures, to keep records of certain information about their users for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records.

On December 29, 2011, the MIIT issued Several Provisions on Regulating the Market Order of Internet Information Services, which provides that an Internet information service provider must collect users’ personal information by obtaining the consent of users, expressly inform the users of the method, content and purpose of the collection and processing of such user’s personal information and properly maintain the user’s personal information.

In addition, pursuant to the Decision of the Standing Committee of the National People’s Congress on Strengthening the Protection of Cyber Information issued by the SCNPC on December 28, 2012 and the Provisions on the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of a user’s personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.

On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC (the “Cyber Security Law”), which took effect on June 1, 2017. The Cyber Security Law is formulated to maintain network security, safeguard cyberspace sovereignty, national security and public interests, and protect the lawful rights and interests of citizens, legal persons and other organizations. Pursuant to the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by applicable laws and regulations to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. Any violation of the provisions and requirements under the Cyber Security Law may subject the network operators to warnings, fines, confiscation of illegal gains, revocation of licenses, shutdown of websites or even criminal liabilities.

On August 22, 2019, the Cyberspace Administration of China (the “CAC”) promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, any Internet service operator should inform that child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information.

The Civil Code of the PRC that was issued on May 28, 2020 and took effect on January 1, 2021 provides that individuals have the right of privacy and no organization or individual shall process any individual’s private information or infringe an individual’s right of privacy, unless otherwise prescribed by laws or with such individual’s prior express consent.

The Data Security Law of the PRC (the “Data Security Law”), which was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021, provides that China shall establish a data classification and grading protection system, formulate important data catalogs to enhance the protection of important data. The conduct of data handling activities shall be in compliance with the provisions of laws and administrative regulations, establishing and completing a data security management system for the entire workflow, organizing and conducting data security education and training, adopting corresponding technical measures and other necessary measures to ensure data security, strengthening risk monitoring, taking immediately disposition measures and promptly reporting to relevant authorities when data security incidents occur. Processors of important data shall specify the person responsible for data security and management agencies, implement data security protection responsibilities, periodically conduct risk assessments of such data handling activities as provided and submit risk assessment reports to the relevant authorities. Relevant authorities will establish the measures for the cross-border transfer of important data. If any company violates the Data Security Law and other applicable measures to provide important data outside China, such company may be punished by administration sanctions, including penalties, fines, and/or suspension of relevant business or revocation of the business license.

On September 24, 2024, the State Council released the Regulations on the Administration of Cyber Data Security (the “Cyber Data Security Regulations”), which came into effect on January 1, 2025. The Cyber Data Security Regulations applies to cyber data processing activities conducted within China and has extraterritorial effects under specific circumstances. Within the comprehensive cybersecurity framework established by the Cyber Security Law, the Cyber Data Security Regulations serves as a joint implementation regulation of the Data Security Law and the Personal Information Protection Law. It consolidates and integrates various obligations of different types of cyber data processors, including general obligations of cyber data processors, obligations of personal information processors, obligations of key data processors, and obligations of network platform service providers. The Cyber Data Security Regulations stipulates that cyber data processors should standardize data processing activities, implement cybersecurity level protection measures, establish network data security management systems, and develop cyber data security incident emergency plans. Furthermore, the Cyber Data Security Regulations focuses on refining the provisions of the Personal Information Protection Law on notification, consent, and individual exercise of rights. First, it clarifies the content, form, and other requirements for fulfilling the obligation to notify through the formulation of personal information processing rules. Second, it clarifies the basic requirements that should be followed when processing personal information based on individual consent. Third, it clarifies the requirements for exercising the rights to access, copy, correct, supplement, and delete personal information, and refines the specific conditions for the transfer of personal information. Fourth, it clarifies the requirements for establishing a special agency or designating a representative within the country in accordance with Article 53 of the Personal Information Protection Law. Fifth, it clarifies the obligations that cyber data processors should also fulfill when processing the personal information of more than 10 million people, such as appointing a cyber data security officer and establishing a cyber data security management organization must be fulfilled.

The Cybersecurity Review Measures, promulgated by CAC and other related authorities on April 13, 2020 and last amended on December 28, 2021 and was effective on February 15, 2022, proposes the following key matters: (i) Internet platform operators that are engaged in data processing activities which have or may have an implication on national security shall undergo a cybersecurity review; (ii) the CSRC is one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) Internet platform operators that hold personal information of more than one million users and seek to list abroad shall file for a cybersecurity review with the Cybersecurity Review Office; and (iv) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or transmitted to overseas parties, and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process.

The Critical Information Infrastructure Security Protection Regulations, which was promulgated by the State Council on July 30, 2021 and took effect on September 1, 2021, stipulates the definition and the identification procedure of the critical information infrastructure. Critical information infrastructure refers to important network infrastructure, information systems in important industries and sectors such as public telecommunications and information services, energy, transportation, public services, e-government, national defense science, or important network infrastructure, information systems which may gravely harm national security, national economy and people’s livelihood, or the public interest upon their destruction, loss of functionality, or data leakage. Competent departments and supervision and management departments of important industries and sectors are the protection work departments, which are responsible for formulating related identification rules of critical information infrastructures. Operators of critical information infrastructure shall undertake cybersecurity protection duties to respond to cybersecurity incidents, prevent cyberattacks and unlawful or criminal activities, ensure the secure and stable operation of critical information infrastructure, and safeguard the integrity, confidentiality, and usability of data based on cybersecurity multi-level protection. Meanwhile, critical information infrastructure operators shall undergo a security review according to national cybersecurity regulations if the network products and services they purchase may influence national security.

The Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which was issued by the SCNPC on August 20, 2021 and effective on November 1, 2021, provides detailed rules on handling personal information and legal responsibilities, including but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, the individuals’ rights and the processors’ obligations in the handling of personal information, the requirements on data localization and cross-border data transfer, the requirements for consent and the requirements on processing of sensitive personal information. Critical information infrastructure operators and personal information processors processing personal information reaching quantities provided by the State cybersecurity and informatization department shall store personal information collected and produced within the borders of the PRC domestically; where they need to provide it abroad, they shall pass a security assessment organized by the State cybersecurity and informatization department. Processors of personal information shall, based on the purpose and methods of processing personal information, categories of personal information, the impacts on individuals’ rights and interests, and potential security risks, take the following measures to ensure that personal information processing activities comply with the provisions of laws and administrative regulations, and prevent unauthorized access as well as the leakage, tampering or loss of personal information: (i) Developing internal management rules and operating procedures. (ii) Conducting classified management of personal information. (iii) Taking corresponding security technical measures such as encryption and de-identification. (iv) Determining in a reasonable manner the operation privileges relating to personal information processing, and providing security education and training for employees on a regular basis. (v) Developing and organizing the implementation of emergency plans for personal information security incidents. (vi) Other measures as provided by laws and administrative regulations. A company that violates the Personal Information Protection Law in handling personal information may face penalties, fines, suspension of relevant business or revocation of the business license.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flow (the “CBDF Provisions”). In accordance with the Measures for the Security Assessment of Outbound Data Transfer implemented on September 1, 2022, the Measures for the Standard Contract for the Outbound Transfer of Personal Information implemented on June 1, 2023, the Announcement regarding the Implementation of Personal Information Protection Certification implemented on November 4, 2022, and the CBDF Provisions, data processors transferring data overseas are required to comply with the corresponding data cross-border transfer supervision procedures as stipulated by relevant laws and regulations, except for those meeting exemption conditions. According to the CBDF Provisions, data processors are subject to security assessments conducted by the CAC prior to any cross-border transfers of important data and personal information, if falling under any of the following circumstances: (i) where the critical information infrastructure operator intends to provide important data or personal information overseas; (ii) where the data processor other than critical information infrastructure operators intends to provide important data overseas; (iii) where the data processor other than critical information infrastructure operators, who has provided personal information (excluding sensitive personal information) of at least one million individuals or sensitive personal information of at least 10,000 individuals to overseas recipients accumulatively since January 1 of any given calendar year, intends to provide personal information overseas; and (iv) other circumstances where the security assessment of cross-border data transfer is required as prescribed by the CAC.

On November 25, 2022, the CAC, the MIIT and the MPS jointly issued the Administrative Provisions on the Deep Synthesis of Internet-based Information Services (the “Deep Synthesis Provisions”), which became effective on January 10, 2023. According to the Deep Synthesis Provisions, no organization or individual may use deep synthesis services to produce, reproduce, release or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order or undermine the legitimate rights and interests of others. Specifically, the providers of deep synthesis services shall, among other things, establish and maintain management systems for algorithmic mechanism review, data security and personal information protection.

On July 10, 2023, seven governmental authorities including the CAC published the Provisional Measures for the Administration of Generative Artificial Intelligence Services (the “AIGC Measures”), setting compliance standards for generative AI service providers. The AIGC Measures require generative AI service providers to take responsibility for the content they produce in accordance with the law and ensure information security. Besides, providers of generative AI services that influence public opinion or could mobilize society shall undergo security assessments and follow procedures for registering or updating their algorithms as required by applicable regulations. Non-compliance with the AIGC Measures may subject the providers of generative AI services to penalties, including warnings, public denouncement, rectification orders and suspension of the provision of relevant services.

Pursuant to the Ninth Amendment to the Criminal Law of the PRC, issued by the SCNPC on August 29, 2015, which became effective on November 1, 2015, any Internet service provider that fails to fulfill its obligations related to Internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. Furthermore, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and effective on June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

Foreign Investment

Company Law and Foreign Investment Laws

The Company Law of the PRC, which was promulgated by the Standing Committee of the NPC (the “SCNPC”) on December 29, 1993, further amended in December 1999, August 2004, October 2005, December 2013, October 2018 and latest amended in December 2023 and came into effect on July 1, 2024, stipulates that companies incorporated in the PRC can adopt the form of a limited liability company or a joint-stock limited liability company. Each company shall assume the liability for its debts with the entirety of its property.

The Foreign Investment Law of the PRC (the “FIL”), which was promulgated by the NPC on March 15, 2019, and came into effect on January 1, 2020, has replaced the following old laws regulating foreign investment: (i) the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, (ii) the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC, and (iii) the Wholly Foreign-owned Enterprise Law of the PRC, and foreign-invested enterprises which were established in accordance with such laws before the implementation of the FIL may retain their original organization forms and other aspects for 5 years upon the implementation hereof. The FIL stipulates that the “foreign investment” denotes the investment activities that foreign individuals, enterprises, or other organizations (the “Foreign Investors”) conduct directly or indirectly in China, including the following: (i) Foreign Investors establish foreign-invested enterprises in China on their own or in cooperation with other investors.; (ii) Foreign Investors purchase shares, equities, properties, or other comparable rights of Chinese domestic enterprises; (iii) Foreign Investors invest in new projects in China on their own or in concert with other investors; and (iv) Foreign Investors invest in accordance with other methods set forth by laws, regulations, or the State Council. The FIL further adopts the management system of pre-establishment national treatment and negative list for foreign investment. Where international treaties or agreements on foreign investment that the PRC concludes or accedes to provide more preferential treatment for the access of foreign investors, the relevant provisions can be applied.

The Implementation Regulations for the Foreign Investment Law of the PRC (the “Implementation Rules”), which was promulgated by the State Council on December 12, 2019, and came into effect on January 1, 2020. The Implementation Rules has replaced the following old laws regulating foreign investment: (i) the Implementation Regulations for the Law of the PRC on Sino-foreign Equity Joint Venture Enterprises, (ii)the Interim Provisions on Joint Venture Term of Sino-foreign Equity Joint Venture Enterprises, (iii)the Implementation Regulations for the Law of the PRC on Wholly Foreign-owned Enterprises, and(iv) the Implementation Regulations for the Law of the PRC on Sino-foreign Cooperative Joint Venture Enterprises.

Investment activities in the PRC by foreign investors were principally governed by the Special Administrative Measures (Negative List) for Access of Foreign Investment (2024 Edition) (the “Negative List”), and the Catalog of Encouraged Industries for Foreign Investment (2022 Edition) (the “Encouraging List”). The Negative List, which will come into effect on November 1, 2024, sets out special administrative measures (restricted or prohibited) in respect of the access of foreign investments in a centralized manner, and it covers 11 industries, and any field not falling in the Negative List shall be administered under the principle of equal treatment for domestic and foreign investment. The Encouraging List, which came into effect on January 1, 2023, sets out the encouraged industries for foreign investment. The Encouraging List consists of two parts, i.e. the Catalogue of Encouraged Industries for Foreign Investment in China, and the Catalogue of Priority Industries for Foreign Investment in the Central and Western Regions, in order to encourage and guide foreign investors to invest in specific industries, fields and regions.

The Measures on Reporting of Foreign Investment Information was released by the MOFCOM and the State Administration for Market Regulation (the “SAMR”) on December 30, 2019, and became effective on January 1, 2020. Foreign investors that carry out investment activities in China, directly or by indirect means, shall present investment information to the commerce administrative authorities in line with these Measures. Foreign investors or foreign-invested enterprises are obliged to submit investment information without delay, comply with the principles of genuineness, exactitude, and entirety, not provide false or misleading reports, and not have serious information omissions.

M&A Rules

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, promulgated the M&A Rules, which became effective on September 8, 2006 and were later amended on June 22, 2009. These regulations, among other things, require that if an overseas company established or controlled by PRC companies or individuals intends to acquire equity interests or assets of any other PRC domestic company affiliated with such PRC companies or individuals, or the related party M&A, such acquisition must be submitted to the Ministry of Commerce for approval. Since the Implementation Rules for the Foreign Investment Law of the PRC became effective, the approval procedure of the establishment and alteration of foreign-funded enterprises by the commerce administrative authority has been abolished; while the mergers and acquisitions, including the related party M&A, shall be in compliance with the requirements of the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors on transaction consideration and payment period, and the obligation to report foreign investment information shall be fulfilled.

Intellectual Property Rights

Patents

According to the Patent Law of the PRC promulgated by the SCNPC on March 12, 1984, and most recently amended on October 17, 2020, the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001, last amended on December 11, 2023 and became effective from January 20, 2024 and the Transitional Measures for the Implementation of the Revised Patent Law and its Implementation Rules and Relevant Examination Business Processing issued by the China National Intellectual Property Administration on December 21, 2023 and implemented on January 20, 2024, invention patents are valid for 20 years, utility model patents are valid for 10 years and design patents filed no later than May 31, 2021 are valid for 10 years while design patents filed on or after June 1, 2021 are valid for 15 years, from the date of application.

Trademarks

According to the Trademark Law of the PRC, promulgated by the SCNPC on August 23, 1982, amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 and effective from November 1, 2019, the period of validity for a registered trademark is 10 years, commencing from the date of registration. Upon expiry of the period of validity, the registrant shall go through the formalities for renewal within twelve months prior to the date of expiry, if intending to continue to use the trademark. Where the registrant fails to do so, a grace period of six months may be granted. The period of validity for each renewal of registration is 10 years, commencing from the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark shall be canceled. Industrial and commercial administrative authorities have the authority to investigate any behavior in infringement of the exclusive right under a registered trademark in accordance with the law. In the case of a suspected criminal offense, the case shall be timely referred to a judicial authority and decided according to law.

Domain Names

In accordance with the provisions of the Administrative Measures for Internet Domain Names promulgated by the MIIT on August 24, 2017 and taking effect on November 1, 2017, to establish domain name root servers and domain name root server operating organizations, domain name registration management organizations and domain registration service organizations within the territory of China, licenses from the MIIT or the telecommunications administration authority of the province, autonomous region or municipality directly under the central government shall be obtained in accordance with the relevant regulations. The domain name registration service shall be conducted following the principle of “apply first, register first”. The Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services promulgated by the MIIT on November 27, 2017 and effective on January 1, 2018 provides for the obligations of internet information service providers and other entities to fight terrorism and maintain network security.

Copyright Registration

According to the Copyright Law of the PRC which was promulgated by the SCNPC on September 7, 1990 and implemented on June 1, 1991, and finally revised on November 11, 2020 and came into effect on June 1, 2021, and the Implementation Regulations of the Copyright Law of the PRC promulgated by the State Council on August 2, 2002 and implemented on September 15, 2002, and finally revised on January 30, 2013 and came into effect on March 1, 2013. Copyright holders enjoy a variety of personal and property rights, including the right of publication, the right of authorship, the right of reproduction, and the right of communication of information on networks.

According to the Measures for the Registration of Computer Software Copyright promulgated by the National Copyright Administration on February 20, 2002, the Computer Software Protection Regulations revised by the State Council on January 30, 2013 taking force on March 1, 2013, the National Copyright Administration is mainly responsible for the registration and management of national software copyright, and the China Copyright Protection Center is recognized as the software registration agency. The China Copyright Protection Center will grant registration certificates to computer software copyright applicants who conform to the Measures for Registration of Computer Software Copyright and the Regulations on Computer Software Protection.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, promulgated by the SCNPC in September 1993, as amended on November 4, 2017 and April 23, 2019 respectively, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item above; or (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; (4) instigate, induce or assist others to violate confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of commercial secrets, so as to disclose, use or allow others to use the commercial secrets of the rights holder. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties.

Labor Protection, Social Security and Housing Provident Funds

According to the PRC Labor Law, which was promulgated by the SCNPC on July 5, 1994 and effective from January 1, 1995, and amended on August 27, 2009 and December 29, 2018 respectively, the PRC Labor Contract Law, which was promulgated by the SCNPC on June 29, 2007 and effective from January 1, 2008, and amended on December 28, 2012 and effective from July 1, 2013, and the Implementing Regulations of the Employment Contracts Law of the PRC, which was promulgated by the State Council on September 18, 2008, labor contracts in written form shall be executed to establish labor relationships between employers and employees. In addition, wages cannot be lower than the local minimum wage. The employers must establish a system for labor safety and sanitation, strictly abide by State rules and standards, provide education regarding labor safety and sanitation to its employees, provide employees with labor safety and sanitation conditions and necessary protection materials in compliance with State rules, and carry out regular health examinations for employees engaged in work involving occupational hazards.

According to the Social Insurance Law of PRC, which was promulgated by the SCNPC on October 28, 2010 and effective from July 1, 2011, and amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Security Funds, which was promulgated by the State Council on January 22, 1999 and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds, which was promulgated by the State Council on April 3, 1999 and amended on March 24, 2002 and March 24, 2019, employers are required to open social insurance account and housing provident fund account within 30 days from the date of establishment, and employers are also required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and to housing provident funds. Any employer who fails to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

Overseas Securities Offering and Listing

The CSRC promulgated the New Overseas Listing Rules on February 17, 2023, which took effect on March 31, 2023. On May 16, 2023 and May 7, 2024, the CSRC further promulgated two guidelines, which come into effect on the same date. The Overseas Listing Trial Measures comprehensively reformed the regulatory regime for overseas offering and listing of PRC domestic companies’ securities, either directly or indirectly, into a filing-based system.

According to the New Overseas Listing Rules, the PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The New Overseas Listing Rules provide that an overseas listing or offering is explicitly prohibited, if any of the following applies: (i) such securities offering or listing is explicitly prohibited by provisions in PRC laws, administrative regulations or relevant state rules; (ii) the proposed securities offering or listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with applicable laws; (iii) the domestic company intending to be listed or offer securities in overseas markets, or its controlling shareholder(s) and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to be listed or offer securities in overseas markets is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

Where an issuer submits an application for initial public offering to competent overseas regulators, filing application with the CSRC shall be submitted within three business days thereafter. Subsequent securities offering of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after this Offering is completed. Subsequent securities offering and listing of an issuer in other overseas markets shall be filed as initial public offering.

On February 24, 2023, the CSRC and other relevant government authorities promulgated the Confidentiality and Archives Administration Provisions, which became effective on March 31, 2023. Pursuant to the Confidentiality and Archives Administration Provisions, where a domestic enterprise provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing subjects, documents and materials involving state secrets and working secrets of state organs, it shall report the same to the competent department with the examination and approval authority for approval in accordance with the law, and submit the same to the secrecy administration department of the same level for filing. Domestic enterprises providing accounting archives or copies thereof to entities and individuals concerned such as securities companies, securities service institutions and overseas regulatory authorities shall perform the corresponding procedures pursuant to the relevant provisions of the State. The working papers formed within the territory of the PRC by the securities companies and securities service institutions that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of the PRC, and those that need to leave the PRC shall go through the examination and approval formalities in accordance with the relevant provisions of the State.

Laws relating to Taxation

Income Tax Act of PRC

Enterprise Income Tax (“EIT”)

According to the EIT Law, promulgated by the NPC on March 16, 2007, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Implementation Rules of the EIT Law, promulgated by the State Council on December 6, 2007, which became effective on January 1, 2008, and amended on April 23, 2019, a domestic enterprise which is established within the PRC in accordance with the laws or established in accordance with any laws of foreign country (region) but with an actual management entity within the PRC shall be regarded as a resident enterprise. A resident enterprise shall be subject to an EIT of 25% of any income generated within or outside the PRC. A preferential EIT rate shall be applicable to any key industry or project which is supported or encouraged by the State. High and new technology enterprises which are supported by the State may enjoy a reduced EIT rate of 15%.

Laws relating to Anti-Money Laundering and Prevention of Terrorism Financing

We may be subject to anti-corruption, anti-bribery, sanctions, anti-money laundering and similar laws and regulations in China. We have implemented policies and procedures to ensure that we and our Directors, employees and business partners comply with applicable anti-corruption and anti-bribery, anti-money laundering and similar laws and regulations. However, our policies and procedures may be inadequate and our Directors, employees and business partners may engage in misconduct for which we might be responsible.

Non-compliance with anti-corruption, anti-bribery, sanctions or anti-money laundering laws and regulations may expose us to whistleblower complaints, negative media coverage, investigations, severe administrative, civil, and criminal sanctions, incidental consequences, remedial actions, and legal fees, all of which may materially and adversely affect our business, results of operations, financial condition and reputation.

Laws relating to Foreign Investment and Exchange Control

On January 29, 1996, the State Council promulgated the Administrative Regulations on Foreign Exchange of the PRC which became effective on April 1, 1996 and was amended on January 14, 1997 and August 5, 2008. Foreign exchange payments under current account items shall, pursuant to the administrative provisions of the foreign exchange control department of the State Council on payments of foreign currencies and purchase of foreign currencies, be made using self-owned foreign currency or foreign currency purchased from financial institutions engaging in conversion and sale of foreign currencies by presenting the valid document. Domestic entities and domestic individuals making overseas direct investments or engaging in issuance and trading of overseas securities and derivatives shall process registration formalities pursuant to the provisions of the foreign exchange control department of the State Council.

On November 19, 2012, the SAFE issued the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (the “SAFE Circular 59”), which came into effect on December 17, 2012 and was revised on May 4, 2015, October 10, 2018 and partially abolished on December 30, 2019. The SAFE Circular 59 aims to simplify the foreign exchange procedure and promote the facilitation of investment and trade. According to the SAFE Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, as well multiple capital accounts for the same entity may be opened in different provinces. Later, the SAFE promulgated the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment in February 2015, which was partially abolished in December 2019 and prescribed that the bank instead of SAFE can directly handle the foreign exchange registration and approval under foreign direct investment while SAFE and its branches indirectly supervise the foreign exchange registration and approval under foreign direct investment through the bank.

On May 10, 2013, the SAFE issued the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors (the “SAFE Circular 21”), which became effective on May 13, 2013, amended on October 10, 2018 and partially abolished on December 30, 2019. The SAFE Circular 21 specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

According to the Notice on Relevant Issue Concerning the Administration of Foreign Exchange for Overseas Listing issued by the SAFE on December 26, 2014, the domestic companies shall register the overseas listed with the foreign exchange control bureau located at its registered address in 15 working days after completion of the overseas listing and issuance. The funds raised by the domestic companies through overseas listing may be repatriated to China or deposited overseas, provided that the intended use of the fund shall be consistent with the contents of the document and other public disclosure documents.

According to the Notice of the State Administration of Foreign Exchange on Reforming the Management Mode of Foreign Exchange Capital Settlement of Foreign Investment Enterprises (the “SAFE Circular 19”) promulgated on March 30, 2015, coming effective on June 1, 2015 partially abolished on December 30, 2019 and revised on March 23, 2023, foreign-invested enterprises could settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operations. Whilst, foreign-invested enterprises are prohibited to use the foreign exchange capital settled in RMB (a) for any expenditures beyond the business scope of the foreign-invested enterprises or forbidden by laws and regulations; (b) for direct or indirect securities investment; (c) to provide entrusted loans (unless permitted in the business scope), repay loans between enterprises (including advances by third parties) or repay RMB bank loans that have been on-lent to a third party; and (d) to purchase real estate not for self-use purposes (save for real estate enterprises).

On October 23, 2019, SAFE promulgated the Notice on Further Facilitating Cross-Board Trade and Investment, and latest amended on December 4, 2023, which, among other things, allows all Foreign Investment Enterprises to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the Negative List on foreign investment.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Haoran Zhou	28	Founder, Chief Executive Officer and Chairman of the Board
Guisong Chen	46	Chief Financial Officer
[•]*	[•]	Independent Director Nominee
[•]*	[•]	Independent Director Nominee
[•]*	[•]	Independent Director Nominee

____________

*        Each of [•], [•] and [•] has accepted our appointment to be our independent director nominee, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

The following is a brief biography of each of our executive officers and directors:

Mr. Haoran Zhou founded Sensing Shenzhen in June 2020 and has served as our chairman of the board and chief executive officer since our inception. Prior to founding Sensing Shenzhen, Mr. Zhou worked at Beijing ByteDance Network Technology Co., Ltd. as a product manager from September 2019 to January 2021, where he was responsible for product strategy and planning related to digital and network technology products. Mr. Zhou obtained his bachelor’s degree in business administration and marketing from Seattle University in 2017.

Mr. Guisong Chen joined Sensing Shenzhen in November 2024 as the chief financial officer with responsibilities for full scope of financial and internal control matters. Before joining us, Mr. Chen was the financial director of Shenzhen Langkun Environmental Group Co., Ltd. from January 2017 to July 2024, where he was responsible for financial and internal control matters. Mr. Chen obtained his associate’s degree in finance and taxation from Xiamen University in 2002 and his bachelor’s degree in accounting from Southwest University of Science and Technology in 2013.

[•] will serve as our independent director starting immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

[•] will serve as our independent director starting immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

[•] will serve as our independent director starting immediately prior to the effectiveness of the registration statement of which this prospectus is a part.

Family Relationships

There are no familial relationships or arrangements or understandings between or among our executive officers and directors pursuant to which any director or executive officer was or is to be selected as a director or executive officer.

Composition of our Board of Directors

Our board of directors currently consists of one director and will consist of [•] directors upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. The Nasdaq Corporate Governance Rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors has determined that each [•], [•] and [•] will be an “independent director” as defined under the Nasdaq rules. Our board of directors will be composed of a majority of independent directors upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

Committees of the Board of Directors

Before completion of this Offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We intend to adopt a charter for each of the three committees prior to completion of this Offering. Each committee’s functions are described below.

Audit Committee

Our audit committee will consist of our three independent directors, and will be chaired by [•]. We have determined that [•], [•] and [•] satisfy the requirements of Section 303A of the Corporate Governance Rules/Rule 5605(c)(2) of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [•] qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

•        reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•        approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•        approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing; and

•        meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee

Our compensation committee will consist of our three independent directors and will be chaired by [•]. We have determined that [•], [•] and [•] satisfy the “independence” requirements of Rule5605(c)(2) of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•        overseeing the development and implementation of compensation programs in consultation with our management;

•        at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•        at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•        at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•        reviewing executive officer and director indemnification and insurance matters; and

•        overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of our three independent directors, and will be chaired by [•]. We have determined that [•], [•] and [•] satisfy the “independence” requirements of Rule5605(c)(2) of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experiences, expertise, diversity and availability of service to us;

•        developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•        evaluating the performance and effectiveness of the board as a whole.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is to be filed as Exhibit 99.1 of the registration statement of which this prospectus forms a part and applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this Offering.

Powers and Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ general meetings;

•        declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor;

•        appointing and removing any natural person or corporation, whether or not a director to hold such office in our company as the directors may think necessary for the administration of our Company;

•        exercise all the powers of our Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party; and

•        approving the transfer of shares in our Company.

Terms of Directors and Officers

The Company may, by ordinary resolution appoint any person to be a director. The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the board of directors. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision.

A director may be removed from office by ordinary resolution of shareholders, notwithstanding anything in our post-offering memorandum and articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement). A director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated; (v) is prohibited by law from being a director; and (vi) is removed from office pursuant to any other provision of post-offering memorandum and articles of association.

Our directors may from time to time appoint any natural person or corporation, whether or not a director to hold such office in the Company as the directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the directors may think fit.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by amending our memorandum and articles of association.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Employment Agreements and Indemnification Agreements

We will enter into employment agreements with each of our executive officers prior to the consummation of this Offering. Pursuant to employment agreements, the form of which is filed as Exhibit 10.2 to the registration statement of which this prospectus forms a part, we agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Foreign Private Issuer Exemption

Sensing Cayman is a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as our company, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

We intend to follow our home country law instead of the Nasdaq listing rules that require us to obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and acquisitions of the stock or assets of another Company. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We do not currently intend to take advantage of all other exceptions to the Nasdaq corporate governance rules.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because Sensing Cayman is a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Upon the completion of this Offering, Sensing Cayman will be a “controlled company” as defined under Nasdaq corporate governance rules, because our founder, chairman of the board and chief executive officer, Mr. Haoran Zhou, will beneficially own approximately [•]% of our then-issued and outstanding Shares and will be able to exercise approximately [•]% of the total voting power of our issued and outstanding Shares immediately after the consummation of this Offering, assuming the underwriters do not exercise its option to purchase additional Shares. We may also be eligible to utilize the controlled Company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another Company.

Compensation of Directors and Executive Officers

For the years ended March 31, 2024 and 2025, we paid an aggregate of approximately RMB461,149 (US$63,548) and RMB471,557 (US$64,982), respectively, in cash and benefits to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have no service contracts with any of our directors providing for benefits upon termination of employment. For equity incentive grants to our directors and executive officers, see “Management — Equity Incentive Plan” below.

Equity Incentive Plan

Sensing Shenzhen Share Incentive Plan

Prior to our reorganization, our PRC Subsidiary, Sensing Shenzhen, approved the 2025 Equity Incentive Plan (the “PRC Plan”) on June 12, 2025, to attract and retain the best available personnel, provide additional incentives to employees, directors and specialists, and promote the success of our business.

The maximum aggregate number of equity interests that may be issued under the PRC Plan corresponded to 1,200,000 shares of Sensing Shenzhen, which represented twelve percent (12%) of the total outstanding equity of Sensing Shenzhen at the time. On June 12, 2025, awards corresponding to all 1,200,000 shares available under the PRC Plan were granted to seven members of our core senior management.

As part of our corporate restructuring in preparation for this Offering, all awards previously granted under the PRC Plan have been canceled. Concurrently, replacement awards were granted to the same individuals. These replacement awards consist of restricted shares in Nextera Ltd, a business company incorporated in the British Virgin Islands (the “Platform Company”), which serves as our employee incentive vehicle and holds ordinary shares of our company. These replacement awards are not governed by a new formal equity incentive plan at the Company level; instead, their terms and conditions are set forth in individual restricted share agreements entered into among our company, the Platform Company, and each grantee. The terms of these new restricted share agreements, including transfer restrictions, vesting provisions, and purchase price, are substantially the same as those of the original awards under the PRC Plan.

The following paragraphs summarize the principal terms of these restricted share agreements.

•        Types of Awards.    The awards are in the form of restricted ordinary shares of the Platform Company. Under the original PRC Plan, these awards were structured as rights for employees to acquire interests in a PRC-based employee stock ownership platform, which in turn held the equity of Sensing Shenzhen.

Following the corporate restructuring, these have been replaced by grants of restricted shares in the Platform Company. The Platform Company, in turn, holds ordinary shares of our company, Sensing4D AI Ltd, thereby providing grantees with an indirect economic interest in our company.

•        Administration.    The terms of the restricted share agreements are administered by our board of directors, which may delegate its authority to a committee. While grantees are shareholders of the Platform Company, they have granted an irrevocable proxy to the board of directors of the Platform Company to vote their shares. The voting of the underlying Company shares held by the Platform Company is directed by our board of directors. The board has currently authorized a committee consisting of Mr. Haoran Zhou and Mr. Guisong Chen to manage the administration of these awards.

•        Eligibility.    The awards were granted to the seven employees, directors, and senior management members who were the original recipients of awards under the PRC Plan. No further awards will be granted under these arrangements.

•        Vesting Schedule.    The vesting schedule is specified in each restricted share award agreement. In general, the awards vest over a two-year period, with 50% of the shares vesting on the first anniversary of the original grant date (June 12, 2025) and the remaining 50% vesting on the second anniversary. Vesting of all awards is subject to two primary conditions: a service condition requiring continuous service through the applicable vesting date, and a performance condition, which requires the consummation of a Qualified IPO. If an employee’s service terminates before the completion of a Qualified IPO, all unvested and vested awards are subject to forfeiture or repurchase at the original purchase price.

•        Purchase Price.    The purchase price for each award is stated in the relevant award agreement. All awards granted to date were issued with a purchase price of RMB 2.00 (US$0.284) per share.

•        Transfer Restrictions.    The restricted share agreements stipulate that the awards may not be transferred in any manner by the participant to any third party, nor shall they be disposed of in any manner such as mortgage, pledge, or creating encumbrances on the awards, other than with the consent of our board of directors. If the board of directors consents to such a transfer, the Company or its designated entity shall have the right of first refusal under the same conditions. Furthermore, grantees are subject to lock-up provisions required by applicable laws and regulations and as may be required by the underwriters in connection with this offering.

•        Termination and Amendment.    The terms of the individual restricted share agreements may be amended by mutual written agreement between the parties thereto, subject to the approval of our board of directors.

The following table summarizes, as of the date of this prospectus, the number of restricted shares of the Platform Company granted to our directors and executive officers:

	Restricted Shares of the Platform Company Granted(1)	Purchase Price (RMB/Share)	Purchase Price (USD/Share)	Date of Grant
Executive Officers
Haoran Zhou	100,000	2.00	0.284	June 12, 2025
Guisong Chen	300,000	2.00	0.284	June 12, 2025

____________

(1)      Represents restricted shares granted in Nextera Ltd, the Platform Company. Each restricted share in the Platform Company corresponds to an indirect economic interest in one ordinary share of our company, Sensing4D AI Ltd.

2025 Share Incentive Plan

We adopted the Sensing4D AI Ltd Share Incentive Plan, or the 2025 Plan, in August 2025. The 2025 Plan will become effective on the date on which our Class A Ordinary Shares commence trading on a recognized national securities exchange in connection with our initial public offering. The 2025 Plan provides for the grant of various types of equity-based awards, including options (both Incentive Stock Options and Non-Qualified Stock Options), Stock Appreciation Rights (“SARs”), Restricted Stock, Restricted Stock Units (“RSUs”), Performance Awards, Other

Cash-Based Awards, and Other Stock-Based Awards (collectively, “Awards”). We believe that the 2025 Plan will aid us in attracting, retaining, motivating and rewarding employees and other individuals to perform at the highest level and contribute significantly to the success of the Group.

The following paragraphs describe the principal terms of the 2025 Plan.

Administration.    The 2025 Plan is administered by our Board of Directors or a committee designated by the Board (the “Committee”). Following our initial public offering, the Committee will be our compensation committee, or another duly authorized committee of the Board, consisting solely of two or more members, each of whom is intended to qualify as a “non-employee director” under Rule 16b-3 of the Exchange Act and an “independent director” under the rules of the stock exchange on which our shares are listed. Subject to the terms of the 2025 Plan and applicable law, the Committee has broad authority and discretion to, among other things: designate eligible individuals to receive Awards; determine the type, number, terms, and conditions of Awards; prescribe the form of each Award Agreement; determine the methods by which Awards may be settled, exercised, canceled, or forfeited; amend the terms of outstanding Awards; interpret and administer the 2025 Plan; and make all other determinations necessary for the administration of the 2025 Plan.

Shares Available for Awards.    Subject to adjustment as described below, the maximum number of Shares available for issuance under the 2025 Plan (the “Share Limit”) shall not exceed in the aggregate a number of Shares equal to 10% of the total number of issued and outstanding Ordinary Shares of the Company immediately following the IPO. The Share Limit may be automatically increased by 5% annually, or a lesser number of Shares determined by the Board of Directors, as specified in the 2025 Plan. Shares underlying forfeited, cancelled, expired, or cash-settled Awards, as well as Shares withheld for taxes or exercise price, will again become available for grant under the 2025 Plan. Shares delivered pursuant to Awards may be authorized but unissued Shares or Shares acquired by the Company.

Eligibility.    Any Employee, non-employee Director, Consultant, or individual devoting substantially all of their time and efforts to the business, management, or operation of the Company or any Subsidiary is eligible to be selected to receive an Award under the 2025 Plan, subject to applicable law and stock exchange rules. Holders of equity awards from acquired companies may receive Substitute Awards. Eligibility for certain Award types may be limited as required by law.

Types of Awards.    The 2025 Plan permits the grant of any option, SAR, restricted stock, RSU, performance award, other cash-based award or other stock-based award.

Adjustments.    In the event that the Committee determines that, as a result of any dividend or other distribution (other than an ordinary dividend), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of Shares or other similar corporate transaction or event affecting the Shares, or changes in applicable laws, regulations, or accounting principles, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2025 Plan, the Committee will equitably adjust the number and type of Shares subject to the 2025 Plan and outstanding Awards, as well as exercise prices and other terms, to prevent dilution or enlargement of benefits.

Option and SAR Repricing.    Subject to applicable law, the Committee has the discretion to amend outstanding Options or SARs to adjust the exercise or base price, or to cancel, exchange, or surrender outstanding Options or SARs for cash, other Awards, or new Options or SARs with a lower exercise or base price. However, for Awards granted to U.S. taxpayers, the exercise price may not be reduced below the Fair Market Value of the Award on the date the action is taken to reduce the exercise price.

Effect of Termination of Service or a Change in Control on Awards.    The Committee may provide, by rule or regulation or in any applicable Award Agreement, or may determine in any individual case, the circumstances in which, and the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of a Participant’s Termination of Service prior to the end of a performance period or vesting, exercise or settlement of such Award.

In the event of a “Change in Control” (as defined in the 2025 Plan), the Committee may, in its sole discretion, take certain actions with respect to outstanding Awards, including the continuation or assumption of an Award, substitution with a new award, acceleration of vesting, or cancellation of an Award in exchange for a cash payment.

Term of the 2025 Plan.    No Award shall be granted under the 2025 Plan after the earlier to occur of (i) the 10-year anniversary of the effective date, or (ii) the Board terminates under the provisions of the 2025 Plan.

Cancellation or “Clawback” of Awards.    Awards granted under the 2025 Plan are subject to any clawback or recoupment policies adopted by the Company, whether existing at the time of grant or adopted thereafter. The Committee may cancel or require reimbursement of Awards or related proceeds as required by law, stock exchange rules, or Company policy, including to comply with Section 10D of the Exchange Act.

Amendment and Termination.    Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the 2025 Plan, the Board may amend, alter, suspend, discontinue or terminate the 2025 Plan or any portion thereof at any time, subject to shareholder approval if required by law or stock exchange rules. No such action may materially adversely affect the rights of any affected Participant under any outstanding Award, except as required to comply with law, stock exchange rules, or to impose clawback provisions.

Governing Law.    The 2025 Plan and Award Agreements are governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles.

No Awards Granted Pre-IPO.    As the 2025 Plan becomes effective upon the completion of this offering, no Awards have been granted under the 2025 Plan as of the date of this prospectus.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares as of the date of this prospectus by:

•        each of our directors and executive officers; and

•        each person known to us to beneficially own more than 5% of our Ordinary Shares.

The percentage of Shares beneficially owned prior to this Offering is based on [•] Class A Ordinary Shares and [•] Class B Ordinary Shares issued and outstanding as of the date of the prospectus. The percentage of Shares beneficially owned after this Offering is based on [•] Class A Ordinary Shares and [•] Class B Ordinary Shares issued and outstanding immediately after the completion of this Offering, based on an assumed initial public offering price of $[•] per Share, which is the midpoint of the range set forth on the cover page of the prospectus, assuming that the underwriters do not exercise their option to purchase additional Class A Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name of Beneficial Owners**	Class A Ordinary Shares Beneficially Owned Before This Offering		Class B Ordinary Shares Beneficially Owned Before This Offering		% of Aggregate Voting Power Before This Offering(1)	Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		% of Aggregate Voting Power After This Offering
	Number	%	Number	%		Number	%	Number	%
Directors and Executive Officers†:
Haoran Zhou(1)	1,200,000	10.14	6,833,200	100		1,200,000		6,833,200	100
Guisong Chen(2)	—	—	—	—		—		—	—
[•]
[•]
[•]
All directors and executive officers as a group
5% shareholders:
VisualCore Capital Ltd(1)	—	—	6,833,200	100		—		6,833,200	100
Yanfei Zhai(3)	1,232,000	9.91	—	—		1,232,000		—	—
Cognivis Ltd(3)	1,232,000	9.91	—	—		1,232,000		—	—
Nextera Ltd(4)	1,200,000	9.65	—	—		1,200,000		—	—
Voxora Ltd(5)	1,000,000	8.05	—	—		1,000,000		—	—
Cuihui Tan(6)	677,400	5.45	—	—		677,400		—	—
Voxelytics Ltd(6)	677,400	5.45	—	—		677,400		—	—
Feifei Zou(7)	660,000	5.31	—	—		660,000		—	—
DimensionX Holdings Ltd(7)	660,000	5.31	—	—		660,000		—	—

____________

*        Less than 1%.

**      For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Ordinary Shares as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to [•] ([•]) votes per share on all matters submitted to them for a vote. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

†        Unless otherwise indicated, the business address of each of principal shareholder is Room 1302, Yuecai City (North Block), No. 3008 Taibai Road, Dongxiao Street, Luohu District, Shenzhen, China 518001.

‡        The registered office address for each of VisualCore Capital Ltd, Cognivis Ltd, Nextera Ltd, Voxora Ltd, Voxelytics Ltd, and DimensionX Holdings Ltd is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(1)      Mr. Haoran Zhou is our founder, chairman of the board and chief executive officer. By virtue of his shareholding, he is able to exercise control over our company. His beneficial ownership consists of (i) 6,833,200 Class B Ordinary Shares held of record by VisualCore Capital Ltd, a business company incorporated in the British Virgin Islands and wholly owned and controlled by Mr. Zhou, and (ii) 1,200,000 Class A Ordinary Shares held of record by Nextera Ltd, our employee stock ownership platform. Pursuant to the restricted share agreements governing the awards, grantees are granted an irrevocable proxy to the board of directors of Nextera Ltd to vote their shares in the platform, and the voting of the underlying Company shares held by Nextera Ltd is directed by our board of directors. As Mr. Zhou is the sole director of Nextera Ltd and our chief executive officer, he is deemed to have sole voting and dispositive power over all shares held by Nextera Ltd and is therefore deemed the beneficial owner of all such shares for purposes of this table. Mr. Zhou may be deemed to have the beneficial ownership of the shares of, and voting and investment power over VisualCore Capital Ltd and Nextera Ltd.

(2)      Mr. Guisong Chen is our Chief Financial Officer. He has been granted 300,000 restricted shares of Nextera Ltd, which represent an indirect interest in 300,000 of the Class A Ordinary Shares held by Nextera Ltd. However, as these shares are not scheduled to vest within 60 days of the date of this prospectus and their vesting is contingent upon the consummation of a Qualified IPO, Mr. Chen is not deemed to be a beneficial owner of these shares for the purpose of this table.

(3)      Represents 1,232,000 Class A Ordinary Shares held of record by Cognivis Ltd, a business company incorporated in the British Virgin Islands and wholly owned and controlled by Mr. Yanfei Zhai. Mr. Zhai may be deemed to have the beneficial ownership of the shares of, and voting and investment power over Cognivis Ltd.

(4)      Represents 1,200,000 Class A Ordinary Shares held of record by Nextera Ltd, a business company incorporated in the British Virgin Islands, which serves as our employee incentive platform. Restricted shares of Nextera Ltd, representing an indirect interest in these 1,200,000 Class A Ordinary Shares, have been granted to certain employees, including our executive officers. The vesting of these awards is subject to a two-year service period and the consummation of a Qualified IPO. As these conditions are not met and cannot be met within 60 days of the date of this prospectus, the individual grantees are not deemed to be beneficial owners of their respective underlying shares. As described in footnote (1) above, Mr. Haoran Zhou retains voting and dispositive control over these shares and is therefore deemed the beneficial owner of all 1,200,000 shares held by Nextera Ltd.

(5)      Represents 1,000,000 Class A Ordinary Shares held of record by Voxora Ltd, a business company incorporated in the British Virgin Islands on August 12, 2025. Voxora Ltd is beneficially owned by Ms. Zixuan Ren and Ms. Laxiang Xu, who each hold a 50% interest in the entity and exercise their rights proportionally, and there is no any formal voting agreement or other similar arrangements between them. Both Ms. Ren and Ms. Xu may be deemed to have the beneficial ownership of the shares of, and voting and investment power over Voxora Ltd.

(6)      Represents 677,400 Class A Ordinary Shares held of record by Voxelytics Ltd, a business company incorporated in the British Virgin Islands on August 12, 2025. Voxelytics Ltd is wholly owned and controlled by Ms. Cuihui Tan. Ms. Tan may be deemed to have the beneficial ownership of the shares of, and voting and investment power over Voxelytics Ltd.

(7)      Represents 660,000 Class A Ordinary Shares held of record by DimensionX Holdings Ltd, a business company incorporated in the British Virgin Islands and wholly owned and controlled by Mr. Feifei Zou. Mr. Zou may be deemed to have the beneficial ownership of the shares of, and voting and investment power over DimensionX Holdings Ltd.

As of the date of this prospectus, none of our issued and outstanding ordinary shares are held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

The following is a summary of transactions and balances with our related parties since April 1, 2022. Other than the compensation and other arrangements described in “Executive and Director Compensation” elsewhere in this prospectus, our related party transactions and balances are as follows.

Name of Related Parties	Relationship with the Group
Mr. Haoran Zhou	Controlling shareholder, Chairman of Board, and Chief Executive Officer of the Group
Zhuhai Yuanfeng Interactive Technology Co., Ltd.	Company that the Group had significant influence on until April 3, 2025

(a)     The Group entered into the following transactions with the major related parties:

	For the years ended March 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Technology service purchase
Zhuhai Yuanfeng Interactive Technology Co., Ltd.	—	4,950,000	—	—
Subtotal	—	4,950,000	—	—

Technology service fee paid
Zhuhai Yuanfeng Interactive Technology Co., Ltd.	—	2,391,500	1,200,500	165,433
Subtotal	—	2,391,500	1,200,500	165,433

Interest-free loans from a related party
Mr. Haoran Zhou	6,100,160	6,744,520	500,000	68,902
Subtotal	6,100,160	6,744,520	500,000	68,902

Repayment of interest-free loans from a related party
Mr. Haoran Zhou	3,717,000	13,793,261	770,000	106,109
Subtotal	3,717,000	13,793,261	770,000	106,109

For the period beginning April 1, 2025 through the date of this prospectus, there were no transactions with related parties.

(b)    The Group had the following balances with the major related parties:

	As of March 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Amounts due to related parties:
Zhuhai Yuanfeng Interactive Technology Co., Ltd.(1)	—	2,558,500	1,358,000	187,137
Mr. Haoran Zhou(2)	7,243,977	261,501	—	—
Amounts due to related parties	7,243,977	2,820,001	1,358,000	187,137

____________

(1)      The outstanding balance as of March 31, 2024 and 2025 represents the payable for the purchase of technology development service.

(2)      The outstanding balance as of March 31, 2023 and 2024 represents the interest-free loans from a related party for daily operational purposes. The loans are unsecured and repayable on demand. All the loans had been repaid by August 2024.

(c)     Guarantees

The Company transferred its 15% equity interests of Zhuhai Yuanfeng Interactive Technology Co., Ltd. to a third party on April 3, 2025, and after which Zhuhai Yuanfeng Interactive Technology Co., Ltd. was no longer a related party of the Company.

As of March 31, 2023, 2024, 2025 and as of the date of the prospectus, our controlling shareholder, director, and chief executive officer, Mr. Haoran Zhou, has provided guarantees to RMB2,603,898, RMB5,947,988, RMB25,880,000 (US$3,566,359) and RMB29,719,000 (US$4,095,388) of our short-term borrowings, respectively, and acted as a co-borrower for nil, RMB2,857,332, RMB940,000 (US$129,535) and RMB7,000,000 (US$964,626) of our short-term borrowings, respectively.

DESCRIPTION OF SHARE CAPITAL

Sensing Cayman is a Cayman Islands exempted company and our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

We will adopt a dual-class structure immediately prior to the completion of this Offering, consisting of Class A Ordinary Shares and Class B Ordinary Shares. As provided in our post-offering memorandum and articles of association, the objects of our Company are unrestricted. As provided by section 7(4) of the Companies Act, we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Prior to the effectiveness of the registration statement, of which this prospectus forms a part, we plan to adopt an amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association, to authorize the issuance of up to [•] Class A Ordinary Shares of $[•] per share and [•] Class B Ordinary Shares of $[•] per share.

Assuming that we obtain the requisite shareholder approval, we will adopt our post-offering memorandum and articles of association which will become effective and replace our current memorandum and articles of association in its entirety upon the completion of this Offering. The following are summaries of certain material provisions of our post-offering memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares.

Ordinary Shares

General

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. The Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our post-offering memorandum and articles of association, our Company in general meeting may declare dividends in accordance with the respective rights of the Members but no dividend shall be declared in excess of the amount recommended by our board of directors.

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of Ordinary Shares under and in accordance with our post-offering memorandum and articles of association:

(i)     the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and;

(ii)    our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution.

No dividend shall bear interest against the Company.

Voting Rights

In respect of all matters subject to a shareholders’ vote, holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B Ordinary Share shall be entitled to [•] votes on all matters subject to the vote at general meetings (including extraordinary general meetings) of our company. Voting at any meeting of shareholders shall be determined by poll and not on a show of hands.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with our post-offering memorandum and articles of association (in computing the majority regard shall be had to the number of votes to which each shareholder is entitled our post-offering memorandum and articles of association); while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Under the Companies Act, a special resolution will be required in order for our company to effect certain important matters as stipulated in the Companies Act, such as a change of name or making changes to our post-offering memorandum and articles of association.

Conversion

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to our post-offering memorandum and articles of association shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share.

Transfer of Share

Subject to the Companies Act and our post-offering memorandum and articles of association and provided that a transfer of shares complies with applicable rules of Nasdaq, a shareholder may transfer shares to another person by completing an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or in such other form as our board of directors may approve, executed:

•        where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

•        where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our board of directors shall keep or cause to be kept a register of members as required by the Companies Act and may cause the Company to maintain one or more branch registers as contemplated by the Companies Act, provided that where the Company is maintaining one or more branch registers, the board of directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of members and updated within such number of days of any amendment having been made to such branch register as may be required by the Companies Act. The title to shares listed on Nasdaq may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of Nasdaq and, for these purposes, the register of members may be maintained in accordance with Section 40B of the Companies Act.

Our board of directors may, in their absolute discretion, decline to register a transfer of any share (not being a fully paid-up share) or on which our Company has a lien. It may also decline to register a transfer of any share issued unless:

(a)     the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the board of directors of the Company may reasonably require to show the right of the transferor to make the transfer;

(b)    the instrument of transfer is in respect of only one class of shares;

(c)     the instrument of transfer is properly stamped, if required;

(d)    in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

(e)     a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as the board of the directors of the Company may from time to time require, related to the transfer is paid to the Company.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the thirty calendar days in any calendar year) as our board of directors may determine.

Calls on Shares and Forfeiture of Shares

Subject to our post-offering memorandum and articles of association and to the terms of allotment, our board of directors may, from time to time, make such calls upon the shareholders in respect of any moneys unpaid on their shares, and each shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such shares. A call shall be deemed to have been made at the time when the resolution of the directors authorising such call was passed. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the directors shall be at liberty to waive payment of that interest wholly or in part. The directors may, if they think fit, receive from any shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an ordinary resolution, eight percent per annum) as may be agreed upon between the shareholder paying the sum in advance and the directors.

If a shareholder fails to pay any call or instalment of a call in respect of partly paid shares on the day appointed for payment, the directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued. The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the directors to that effect. A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the company in respect of the shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the shares forfeited.

Redemption of Shares

Subject to the Companies Act, our post-offering memorandum and articles of association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of shares, the Company may purchase its own shares (including any redeemable shares) on such terms and in such manner and terms as have been approved by the board of directors, or are otherwise authorised by the articles.

Subject to the Companies Act, our post-offering memorandum and articles of association, and to any special rights conferred on the holders of any shares or attaching to any class of shares, the Company may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or the Company. The redemption of shares shall be effected in such manner and upon such terms as may be determined, before the issue of such shares, by the board of directors.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our post-offering memorandum and articles of association, whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. To every such separate meeting all the provisions of our post-offering memorandum and articles of association relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more persons holding or representing by proxy at least one-third in nominal or par value amount of the issued shares of the relevant class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the shares of that class, every shareholder of the class shall have one vote for each share of the class held by him.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company.

General Meetings of Shareholders

Our Company is not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings may be convened on the written requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists. If there are no directors as at the date of the deposit of the shareholders’ requisition, or if the directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

At least ten (10) clear days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in our post-offering memorandum and articles of association has been given and whether or not the provisions of our post-offering memorandum and articles of association regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(i)     in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; and

(ii)    in the case of an extraordinary general meeting, by holders of two-thirds of the shareholders having a right to attend and vote at the meeting present or, in the case of a corporation or other non-natural person, represented by its duly authorised representative or proxy.

No business shall be transacted at any general meeting unless a quorum is present in person or by proxy.

One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than a majority of all votes attaching to all shares in issue and entitled to vote at such general meeting present shall be a quorum for all purposes.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our Company (save for our memorandum and articles of association, register of mortgages and charges and special resolutions of our shareholders). Under Cayman Islands law, the names of current directors of our Company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. They will, however, have such rights as may be set out in our post-offering memorandum and articles of association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)     increase its share capital by new shares of such amount as it thinks appropriate;

(b)    consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(c)     divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorised by the Company, no resolution of the Company in general meeting is required for the issuance of shares of that class and the directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d)    subdivide its shares, or any of them, into shares of an amount smaller than that fixed by our post-offering memorandum and articles of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)     cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital in any way.

Certain Cayman Islands Company Considerations

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may obtain an undertaking against the imposition of any future taxation;

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the combined company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies in the Cayman Islands together with a declaration as to the solvency of the combined or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Reconstructions and amalgamations may be approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting member has the right to express to the court his view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, it can be expected that the court would approve the transaction if it is satisfied that (i) the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with, (ii) the members have been fairly represented at the meeting in question, (iii) the transaction is such as a businessman would reasonably approve and (iv) the transaction is not one that would more properly be sanctioned under some other provisions of the Companies Act or that would amount to a “fraud on the minority”. If the transaction is approved, no dissenting member would have any rights comparable to the appraisal rights (namely the right to receive payment in cash for the judicially determined value of his shares), which may be available to dissenting members of corporations in other jurisdictions.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a takeover offer. When a takeover offer is made and accepted by holders of not less than ninety percent (90%) in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but it is unlikely to succeed in the case of an offer which has been so accepted unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the indemnified person’s own fraud or dishonesty or willful default or willful neglect or against the consequences of committing a crime.

Under Delaware corporate law, a corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party to a proceeding (other than a derivative proceeding), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all reasonably incurred expenses, judgments and amounts paid in settlement so long as the person acted in good faith and in a manner the person believed to be in, or not opposed to, the best interests of the corporation, and if with respect to a criminal proceeding, the person had no reasonable cause to believe that his or her conduct would be unlawful. A corporation has the power to indemnify a director, officer, employee or agent in connection with the defense or settlement of a derivative action against expenses reasonable and actually incurred provided such person acted in good faith and in a manner he or she reasonably believe to be in, or not opposed to, the corporation’s best interest and if such person has been adjudged liable only if a court determines that the person is fairly and reasonably entitled to indemnification. To the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding, such person shall be indemnified against expenses actually and reasonably incurred.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not have provisions governing the proceedings of shareholders meetings, which are usually provided in the memorandum and articles of association.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Removal of directors are governed by the terms of our post-offering memorandum and articles of association. Under our post-offering memorandum and articles of association, directors may be removed by an ordinary resolution of our shareholders, notwithstanding anything in our post-offering memorandum and articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement).

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the Company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases, the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)     the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)    the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)     the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

For the purpose of this privacy notice, “you” or “your” shall mean the subscriber and shall also include any individual connected to the subscriber.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified. We may combine personal data that you provide to us with personal data that we collect from, or about you. This may include personal data collected in an online or offline context including from credit reference agencies and other available public databases or data sources, such as news outlines, websites and other media sources and international sanctions lists.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed, or (d) where you otherwise consent to the processing of personal data for any other specific purpose. As a data controller, we will only use your personal data for the purposes for which we collect it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should transmit this document to those individuals for their awareness and consideration.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you do not wish to provide us with requested personal data or subsequently withdraw your consent, you may not be able to invest in our Company or remain invested in our Company as it will affect our ability to manage your investment.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Economic Substance Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands in January 2019 introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities.” An exempted company incorporated in the Cayman Islands as is our Company is an in-scope Cayman Islands entity; however, it does not include an entity that is tax resident outside the Cayman Islands. Our Company being a holding company with no material operations will likely be subject to more limited economic substance requirements. However, as it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. Failure to satisfy applicable requirements may subject us to penalties under the Substance Act.

Listing

We have applied to list our Shares on the Nasdaq Capital Market under the symbol “[•].” At this time, Nasdaq has not yet approved our application to list our Shares. The closing of this Offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our shares will be approved for listing on Nasdaq.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there was no established public trading market for our Shares. We cannot assure you that a liquid trading market for our Shares will develop on Nasdaq or be sustained after this Offering. Future sales of substantial amounts of Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Shares. Further, since a large number of our Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this Offering, we will have [•] Shares outstanding. All of the Shares sold in this Offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Shares in the public market could adversely affect prevailing market prices of our Shares. Prior to this Offering, there has been no public market for our Shares, and while we intend to submit application for the Shares to be listed on Nasdaq, we cannot assure you that a regular trading market will develop in the Shares.

Other than this Offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Shares may dispose of significant numbers of our Shares in the future. We cannot predict what effect, if any, future sales of our Shares, or the availability of Shares for future sale, will have on the trading price of our Shares from time to time. Sales of substantial amounts of our Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Shares.

Lock-Up Agreements

Each of our directors, director nominees, executive officers, and our existing shareholders owning 5% or more of our Shares have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our Shares, or any securities convertible into or exchangeable or exercisable for our Shares, for a period of 180 days after the closing date of this Offering, without the prior written consent of the Representative. After the expiration of the 180-day period, the Shares held by our directors, executive officers and our existing shareholders owning 5% or more of our Shares may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our Shares outstanding prior to this Offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•        1% of the then outstanding Ordinary Shares of the same class; or

•        the average weekly trading volume of our Ordinary Shares on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting Company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director may resell their restricted shares in an “offshore transaction” under Regulation S if:

•        none of the shareholder, its affiliate, nor any person acting on their behalf engages in directed selling efforts in the United States, and

•        in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee, or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

TAX CONSIDERATIONS

The following summary of material Cayman Islands, China and United States federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local, and other tax laws.

Cayman Islands Taxation

The statements made herein regarding Cayman Islands tax considerations are the opinion of Harney Westwood & Riegels, our Cayman Islands legal counsel.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands.

There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. According to the EIT Law and the Announcement on Issues concerning the Implementation of the Preferential Income Tax Policies regarding High-Tech Enterprises promulgated by the SAT on June 19, 2017, enterprises qualified as “high-tech enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “high-tech enterprise” status. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Under the EIT Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the Actual Standards of Organizational Management, known as Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in

China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A ordinary shares. This summary applies only to U.S. Holders that hold our Class A ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        financial institutions or financial services entities;

•        underwriters;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        grantor trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        governments or agencies or instrumentalities thereof;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        passive foreign investment companies;

•        controlled foreign corporations;

•        persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A ordinary shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A ordinary shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our Class A ordinary shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

If we were to make a distribution with respect to our Class A ordinary shares, subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any such distribution to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Class A ordinary shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares would be eligible for the reduced rates of taxation described in this paragraph.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A ordinary shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Class A ordinary shares.

Dividends paid by us will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares.

A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A ordinary shares. Any capital gain or loss will be long term if the Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A ordinary shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder held our Class A ordinary shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of Class A ordinary shares. Under these rules,

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A ordinary shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A ordinary shares held at the end of the taxable year over the adjusted tax basis of such Class A ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A ordinary shares over the fair market value of such Class A ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A ordinary shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Eddid Securities USA Inc. is acting as representative (the “Representative”) of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of Shares set forth opposite its name below.

Underwriter	Number of Shares
Eddid Securities USA Inc.	[•]
Total	[•]

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are committed to purchase all the Shares offered by this prospectus if they purchase any Shares. The underwriters are not obligated to purchase the Shares covered by the underwriter’s over-allotment option described below. The underwriters are offering the Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional Shares.

	Per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Public offering price	$	$	$
Underwriting discount (7.0%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      For all investors referred directly by the Company to underwriters that participate in the Offering, the Company shall only pay underwriters a gross discount equal to a fee agreed by both parties of no more than 4.0% of the public offering price on those securities offered to such investors.

We will also pay to the underwriters a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds received by us from the sale of our Shares.

We have agreed to reimburse the Representative for its reasonable out-of-pocket accountable expenses (including legal fees) up to a total of $250,000, which includes a due diligence expense fee of $100,000 (of which $50,000 was paid to the Representative upon the execution of the engagement agreement between us and the Representative and the remaining $50,000 payable upon the Company’s confidential submission of the registration statement of which this prospectus forms a part. Any expense deposits in excess of the amount paid by us on account of the Representative’s actually incurred out-of-pocket expenses will be refunded to us in accordance with FINRA Rule 5110(g)(4). In addition, we have also agreed to pay the closing costs of the Offering, which shall include the reimbursement of the out-of-pocket costs of the escrow agent or clearing agent, as applicable, which costs shall not exceed $10,000.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions, non-accountable expense allowance and reimbursement of the Representative’s out-of-pocket expenses, will be approximately $            .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 45 days after the date of this Offering to purchase an additional number of Shares equal to up to 15% of the total number of Shares to be offered by the Company in the Offering at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Lock-Up Agreements

We have agreed, subject to certain exceptions, for a period of 180 days after the closing of this Offering, (i) not to offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any of our Shares or securities convertible into or exercisable or exchangeable for our Shares, (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any of our Shares or securities convertible into or exercisable or exchangeable for our Shares; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of our Shares or securities convertible into or exercisable or exchangeable for our Shares, without the prior written consent of the Representative.

All of our directors, director nominees, executive officers and shareholders owning 5% or more of our outstanding Shares have agreed, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Shares or securities convertible into or exercisable or exchangeable for our Shares for a period of 180 days after the closing of this Offering, without the prior written consent of the Representative.

Tail Fee

We have also agreed to pay the Representative, subject to certain exceptions, a cash fee equal to six percent (6.0%) of the gross proceeds received by the Company from any offering with any investor actually introduced by the Representative to the Company and not known to the Company before such introduction prior to the termination or expiration of the engagement period of the Representative (the “Engagement Period”), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Engagement Period or within the six (6) month period following the expiration or termination of the Engagement Period (the “Tail Period”), provided that such Tail Financing is by a party actually introduced to the Company and not known to the Company before such introduction. The right to receive a fee in connection with the Tail Financing shall be subject to FINRA Rule 5110(g), and the Company shall have a right of termination for cause, which includes that the Company may terminate the Representative’s engagement upon the Representative’s material failure to provide the underwriting services required by the underwriting agreement. The Company’s exercise of the right of termination for cause will eliminate any obligations with respect to the payment of any termination fee or provision of any tail financing fee, including the tail financing set forth above.

Right of First Refusal

We have agreed to grant to the Representative, provided that this offering is completed, for a period of twelve (12) month period from the closing date of this Offering, a right of first refusal to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company (such right, the “Right of First Refusal”), which right is exercisable in the Representative’s sole. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten public offering; and (b) acting as exclusive placement agent, initial purchaser or financial advisor in connection with any private offering of securities of the Company. The Representative shall notify us of its intention to exercise its Right of First Refusal within 10 business days following notice in writing by us. In accordance with FINRA Rule 5110(g)(6), under no circumstances shall such Right of First Refusal have a duration of more than three years from the commencement of sales of this offering or the termination date of the engagement between us and the underwriters. The Right of First Refusal is also subject to FINRA Rule 5110(g)(5), which grants us a right of termination for cause, which includes that we may terminate the Representative’s engagement upon the Representative’s material failure to provide the underwriting services required by the underwriting agreement. Our exercise of the right of termination for cause will eliminate any obligations with respect to the right of first refusal set forth above.

Pricing of this Offering

Before this Offering, there has been no public market for our Shares. The initial public offering price will be determined through negotiations between us and the Representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•        the valuation multiples of publicly traded companies that the Representative believe to be comparable to us;

•        our financial information;

•        the history of, and the prospects for, our company and the industry in which we compete;

•        an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•        the present state of our development; and

•        the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the Shares may not develop. It is also possible that after the Offering, the Shares will not trade in the public market at or above the initial public offering price. The initial public offering price of our Shares in this Offering does not necessarily bear any direct relationship to the assets, operations, book value or other established criteria of value of our Company.

Nasdaq Capital Market Listing

We expect the Shares to be approved for listing on the Nasdaq Capital Market under the symbol “[•]”. The closing of this Offering is conditioned upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved by Nasdaq, we will not proceed with this offering.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Shares. However, the underwriters may engage in transactions that stabilize the price of our Shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the Offering, the underwriters may purchase and sell our Shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the Offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Shares made by the underwriters in the open market prior to the completion of the Offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased Shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Shares or preventing or retarding a decline in the market price of our Shares. As a result, the price of our Shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Shares. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale, and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Shares to selling group members for sale to their online brokerage account holders. Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this Offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

In connection with this Offering, the underwriters may engage in passive market making transactions in our Shares on the Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

Some of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the Shares or possession or distribution of this prospectus or any other offering or publicity material relating to the Shares in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any Shares or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of Shares by it will be made on the same terms.

Notice to Investors

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, an offer of Ordinary Shares described in this prospectus may not be made to the public in that member state unless the prospectus has been approved by the competent authority in such member state or, where appropriate, approved in another member state and notified to the competent authority in that member state, all in accordance with the Prospectus Regulation, except that an offer to the public in that member state of any Ordinary Shares may be made at any time under the following exemptions under the Prospectus Regulation:

•        to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•        to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Ordinary Shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For purposes of this provision, the expression an “offer of securities to the public” in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Ordinary Shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The sellers of the Ordinary Shares have not authorized and do not authorize the making of any offer of the Ordinary Shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the Ordinary Shares as contemplated in this prospectus. Accordingly, no purchaser of the Ordinary Shares, other than the underwriters, is authorized to make any further offer of the Ordinary Shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors as defined in the Prospectus Regulation that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the Ordinary Shares.

The Ordinary Shares are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This Offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the Ordinary Shares, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the Ordinary Shares shall be deemed to be made to such recipient and no applications for the Ordinary Shares will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the Ordinary Shares you undertake to us that, for a period of 12 months from the date of issue of the Ordinary Shares, you will not transfer any interest in the Ordinary Shares to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

The Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Ordinary Shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary Shares may not be circulated or distributed, nor may the Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in

Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•        a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•        a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Ordinary Shares pursuant to an offer made under Section 275 of the SFA except:

•        to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•        where no consideration is or will be given for the transfer; or

•        where the transfer is by operation of law.

Notice to Prospective Investors in Canada

The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this Offering.

Notice to Prospective Investors in the Cayman Islands

This prospectus does not constitute a public offer of the Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. The Ordinary Shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in the PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and the Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

Notice to Prospective Investors in Taiwan

The Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Ordinary Shares in Taiwan.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions that we expect to incur in connection with this Offering. With the exception of the SEC registration fee, the Nasdaq listing fee, and the FINRA filing fee, all amounts are estimates.

Expense	Amount
SEC Registration Fee	$	*
Nasdaq Listing Fee	$	*
FINRA Filing Fee	$	*
Legal Fees and Expenses	$	*
Accounting Fees and Expenses	$	*
Printing and Engraving Expenses	$	*
Transfer Agent Expenses	$	*
Miscellaneous Expenses	$	*
Total	$	*

____________

*        To be filed by amendment.

LEGAL MATTERS

Loeb & Loeb LLP is acting as counsel to our Company regarding U.S. securities law matters. The validity of the Shares offered hereby will be passed upon for us by Harney Westwood & Riegels. Certain legal matters with respect to U.S. federal and New York State law in connection with this Offering will be passed upon for the underwriters by The Crone Law Group, P.C. Legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng. Loeb & Loeb LLP may rely upon Harney Westwood & Riegels with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Sensing Shenzhen Data Technology Co., Ltd. as of and for the years ended March 31, 2024 and 2025 included in this prospectus have been so included in reliance on the report of Marcum Asia CPAs LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing. The registered business address of Marcum Asia CPAs LLP is 7 Pennsylvania Plaza Suite 830, New York, NY 10001.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the Shares to be sold in this Offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. We also maintain a website at [•]. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Sensing Shenzhen Data Technology Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sensing Shenzhen Data Technology Co., Ltd. (the “Company”) as of March 31, 2024 and 2025, the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended March 31, 2024 and 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2025, and the results of its operations and its cash flows for the years ended March 31, 2024 and 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2025.

Beijing, China
December 22, 2025

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
CONSOLIDATED BALANCE SHEETS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

	As of March 31,
	2024	2025	2025
	RMB	RMB	US$ 2(e)
ASSETS
Current assets:
Cash	1,598,650	6,939,364	956,270
Accounts receivable, current, net	10,021,644	6,356,493	875,948
Contract costs	12,625,056	14,878,026	2,050,247
Prepaid expenses and other current assets	6,387,902	10,288,808	1,417,835
Total current assets	30,633,252	38,462,691	5,300,300

Non-current assets:
Property and equipment, net	12,612,782	10,593,540	1,459,829
Intangible asset, net	2,242,138	1,949,686	268,674
Operating right-of-use assets, net	752,162	1,503,480	207,185
Deferred tax assets, net	437,822	384,298	52,958
Accounts receivable, non-current, net	11,147	929,066	128,029
Other non-current assets	325,166	137,994	19,016
Total non-current assets	16,381,217	15,498,064	2,135,691
Total assets	47,014,469	53,960,755	7,435,991

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	8,805,320	26,820,000	3,695,895
Accounts payable	21,886,480	5,651,637	778,816
Deferred revenue	5,376,420	2,699,279	371,971
Amount due to related parties	2,820,001	1,358,000	187,137
Long-term payables, current	1,550,682	—	—
Operating lease liabilities, current	367,020	305,451	42,092
Accrued expenses and other current liabilities	1,402,439	1,324,559	182,530
Total current liabilities	42,208,362	38,158,926	5,258,441

Non-current liabilities:
Operating lease liabilities, non-current	341,736	1,308,360	180,297
Total non-current liabilities	341,736	1,308,360	180,297
Total liabilities	42,550,098	39,467,286	5,438,738

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Paid-in capital	9,000,000	9,000,000	1,240,233
Statutory reserve	234,742	1,242,827	171,266
(Accumulated deficits) Retained earnings	(4,770,371)	4,250,642	585,754
Total shareholders’ equity	4,464,371	14,493,469	1,997,253
Total liabilities and shareholders’ equity	47,014,469	53,960,755	7,435,991

The accompanying notes are an integral part of these consolidated financial statements.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
CONSOLIDATED STATEMENTS OF INCOME
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

	For the years ended March 31,
	2024	2025	2025
	RMB	RMB	US$ 2(e)
Integrated AI-powered 3D solutions	53,326,380	114,690,837	15,804,820
Products sales	9,207,256	245,855	33,880
Total revenues	62,533,636	114,936,692	15,838,700
Cost of integrated AI-powered 3D solutions	(39,029,799)	(87,216,932)	(12,018,815)
Cost of products sales	(8,936,439)	(233,507)	(32,178)
Total cost of revenues	(47,966,238)	(87,450,439)	(12,050,993)
Gross profit	14,567,398	27,486,253	3,787,707

Operating expenses:
Selling and marketing expenses	(2,570,378)	(4,847,483)	(668,001)
General and administrative expenses	(4,427,513)	(2,643,334)	(364,261)
Research and development expenses	(5,998,249)	(9,510,982)	(1,310,648)
Total operating expenses	(12,996,140)	(17,001,799)	(2,342,910)

Income from operations	1,571,258	10,484,454	1,444,797

Other income (expenses):
Interest expenses, net	(586,596)	(838,585)	(115,560)
Other income, net	1,016,323	436,695	60,178
Total other income (expenses), net	429,727	(401,890)	(55,382)

Income before income taxes	2,000,985	10,082,564	1,389,415
Income tax benefits (expenses)	115,173	(53,466)	(7,368)
Net income	2,116,158	10,029,098	1,382,047

The accompanying notes are an integral part of these consolidated financial statements.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

	Paid-in capital	Statutory reserve	(Accumulated deficits) Retained earnings	Total shareholders’ equity
	RMB	RMB	RMB	RMB
Balance as of March 31, 2023	9,000,000	—	(6,651,787)	2,348,213
Net income	—	—	2,116,158	2,116,158
Appropriation to statutory reserves	—	234,742	(234,742)	—
Balance as of March 31, 2024	9,000,000	234,742	(4,770,371)	4,464,371
Net income	—	—	10,029,098	10,029,098
Appropriation to statutory reserves	—	1,008,085	(1,008,085)	—
Balance as of March 31, 2025	9,000,000	1,242,827	4,250,642	14,493,469
Balance as of March 31, 2025 (US$ 2(e))	1,240,233	171,266	585,754	1,997,253

The accompanying notes are an integral part of these consolidated financial statements.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for otherwise noted)

	For the years ended March 31,
	2024	2025	2025
	RMB	RMB	US$ 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,116,158	10,029,098	1,382,047
Adjustments to reconcile net income to net cash used in operating activities:
Provision (Recovery) for credit losses for accounts receivable	538,587	(216,531)	(29,839)
Write off of deposits and other receivables	650,000	77,166	10,634
Depreciation and amortization	2,049,529	2,996,774	412,966
(Gain) loss from the derecognition of operating lease	(95,094)	49,836	6,868
Loss from disposal of a subsidiary	—	30,127	4,152
Operating right-of-use assets amortization	709,159	381,336	52,550
Deferred tax (benefits) expenses	(115,173)	53,466	7,368
Changes in operating assets and liabilities:
Accounts receivable	(6,847,039)	2,963,763	408,417
Contract costs	(11,736,850)	(2,252,970)	(310,468)
Prepaid expenses and other current assets	(4,815,438)	(2,523,857)	(347,796)
Other non-current assets	(77,166)	110,006	15,159
Accounts payable	18,449,249	(17,639,216)	(2,430,749)
Deferred revenue	5,326,420	(2,677,141)	(368,920)
Amount due to related parties	2,624,765	(1,192,001)	(164,263)
Operating lease liabilities	(735,458)	(277,435)	(38,232)
Accrued expenses and other current liabilities	204,226	(193,880)	(26,717)
Net cash provided by (used in) operating activities	8,245,875	(10,281,459)	(1,416,823)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,713,113)	(569,079)	(78,421)
Disposal of a subsidiary, net of cash decrease	—	(2,746)	(378)
Net cash used in investing activities	(3,713,113)	(571,825)	(78,799)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	9,857,332	30,500,000	4,203,012
Repayments of short-term borrowings	(3,655,910)	(12,485,320)	(1,720,523)
Proceeds from interests-free borrowings from a related party	6,744,520	500,000	68,902
Repayments of interests-free borrowings from a related party	(13,793,261)	(770,000)	(106,109)
Repayment of loans associated with failed sale-leaseback transaction	(2,093,684)	(1,550,682)	(213,690)
Net cash (used in) provided by financing activities	(2,941,003)	16,193,998	2,231,592

Net increase in cash	1,591,759	5,340,714	735,970
Cash at beginning of fiscal year	6,891	1,598,650	220,300
Cash at end of fiscal year	1,598,650	6,939,364	956,270

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	—	4,799	661
Interest paid	231,246	634,921	87,494

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating right-of-use assets obtained in exchange for new operating lease liabilities	855,564	1,745,317	240,511
Derecognition of operating right-of-use assets	1,438,224	612,664	84,427
Payable for purchase of property and equipment	—	116,000	15,985

The accompanying notes are an integral part of these consolidated financial statements.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES

Sensing Shenzhen Data Technology Co., Ltd.(“Sensing Shenzhen”, or the “Company”), established under the laws of the People’s Republic of China (“PRC” or “China”) on June 11, 2020. The Company and its subsidiaries (collectively, the “Group”) specialize in 3D reconstruction and digital twin technologies, and are primarily engaged in providing integrated AI-powered 3D solutions in the PRC. During the year ended March 31, 2025, the Company disposed a subsidiary, Jiangxi Sensing Data Technology Co., Ltd. (“Jiangxi Sensing”), and as of March 31, 2025, the Company had only one subsidiary, Shenzhen Big Bear General Aviation Co., Ltd. (“Shenzhen Big Bear”), which was established on March 2, 2023 and was subsequently deregistered on April 23, 2025.

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Group undertook the following steps to conduct a reorganization, which completed in December 2025 (the “Reorganization”):

•        Formation of Sensing4D AI Ltd (“Sensing Cayman”) on August 18, 2025;

•        Formation of Sensing AI Limited (“Sensing HK”) on September 16, 2025, which is wholly owned by Sensing Cayman;

•        Formation of Sensing Cloud Computing (Shenzhen) Co., Ltd. (“Sensing WFOE”) on December 1, 2025, which is 100% owned by Sensing HK;

•        Sensing WFOE obtained 100% of the equity interest of Sensing Shenzhen on December 18, 2025.

Immediately before and after the Reorganization as described above, the Company was effectively controlled by the same controlling shareholder.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a).   Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b).   Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries before disposal and deregistration. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c).    Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. On an ongoing basis, the Group reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Group to revise its estimates. The accounting estimates include, but not limited to useful lives and impairment of long-lived assets, the provision of credit losses, and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d).   Cash

Cash consists of bank deposit, which is unrestricted as to withdrawal or use. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) while there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of March 31, 2024 and 2025, all held in the banks located in the mainland of China. All of the cash balance as of March 31, 2024 and 2025 are denominated in RMB.

(e).    Convenience translation

The Group uses Renminbi (“RMB”) as its reporting currency. The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00=RMB7.2567 on March 31, 2025, representing the middle rate as set forth in the statistical release of the Federal Reserve as of March 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f).    Accounts receivable, net

Accounts receivable represent amounts due from third party customers and are stated at the original amount less provision for credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group performs ongoing credit evaluation of its customers, and assesses provision for credit losses based on credit loss model on portfolio balances. Accounts receivable balances are written off when they are determined to be uncollectible after all means of collection have been exhausted and the potential for recovery is considered remote.

The Group’s accounts receivable are within the scope of ASC Topic 326. The Group has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. As of March 31, 2024 and 2025, the Group recorded provision for credit loss of RMB740,248 and RMB522,571 against accounts receivable, respectively.

(g).   Contract costs

Contract costs represent the costs directly related to a contract with a customer including labor costs, service procurement and direct materials used in fulfilling the contract and other allocations of costs that relate directly to the contract or to contract activities. The contract costs are determined principally by the specific identification method, and recognized as cost of revenues on a systematic basis that is consistent with the transfer to the customer of the related services.

(h).   Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives with an estimated residual value of the assets. Estimated useful lives are as follows:

Categories	Estimated useful lives
Electronic equipment	3 ~ 10 years
Office equipment and fixture	3 ~ 5 years
Vehicles	8 years
Leasehold improvement	The shorter of the remaining lease term and the useful life of the improvements

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Repair and maintenance expenses are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

(i).    Intangible assets, net

Intangible assets with finite useful lives are carried at cost less accumulated amortization and any recorded impairment. The intangible assets of the Group mainly represent the software for operating activities. Intangible assets are amortized using the straight-line basis over the estimated useful lives of the assets as follows:

Categories	Estimated useful lives
Software	10 years

The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

(j).    Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, and the fair value is determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For the years ended March 31, 2024 and 2025, no impairment loss was recognized.

(k).   Leases

The Group accounts for leases under ASC Topic 842 (“ASC 842”) and elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

Right-of-use assets (“ROU assets”) represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. The operating right-of-use assets and related operating lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Operating leases

The Group’s operating leases consisted of substantially business premises.

Operating lease ROU assets

The ROU assets are initially measured at cost, which comprise the initial amounts of the lease liabilities adjusted for any lease payments made at or before the commencement date.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the discount rate for the leases. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities are measured at amortized cost using the effective interest rate method. They are re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

Both amortization of operating lease right-of-use assets and interest accretion on operating lease liabilities are recorded to rent expense cover the lease term. Rent expenses are included in general and administrative expense.

Sales and leaseback

The Group enters sale and leaseback transactions. The Group acts as the seller-lessee, transfers its assets to a third-party entity (the buyer-lessor) and then leases the transferred assets back from the buyer-lessor at a contract designated rental price. The Group evaluates if sales of the underlying assets in the sale and leaseback contract has occurred in accordance with ASC 606. When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing transaction by the seller-lessee and a lending transaction by the buyer-lessor. The seller-lessee shall not derecognize the transferred asset and shall account for any amounts received as a financial liability, which is recorded as “Long-term payables” under consolidated balance sheets.

(l).    Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of input are:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 —	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 —	Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, net, deposits and other receivables included in prepaid expenses and other current assets, accounts payable, short-term borrowings, amount due to related parties, payables for purchase of property and equipment included in accrued expenses and other current liabilities. All carrying amounts of these short-term financial instruments measured at amortized cost approximate their fair values due to their short-term nature.

The Group’s non-financial assets would be measured at fair value only if they were determined to be impaired.

(m).  Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including capital commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(n).   Revenue recognition

The Group’s revenues are mainly generated from (i) provision of integrated AI-powered 3D solution and (ii) products sales.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenue is recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding sales taxes collected on behalf of government authorities).

The Group determines revenue recognition through the following steps:

(1)    identify the contract(s) with a customer,

(2)    identify the performance obligations in the contract,

(3)    determine the transaction price,

(4)    allocate the transaction price to the performance obligations in the contract, and

(5)    recognize revenue when (or as) the entity satisfies a performance obligation.

The following tables disaggregate the Group’s revenue for the years ended March 31, 2024 and 2025:

	For the years ended March 31,
	2024	2025
	RMB	RMB
By revenue types
Integrated AI-powered 3D solutions	53,326,380	114,690,837
Products sales	9,207,256	245,855
Total revenues	62,533,636	114,936,692

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the years ended March 31,
	2024	2025
	RMB	RMB
Timing of revenue recognition
Recognized over time	42,098,129	89,184,573
Recognized at a point in time	20,435,507	25,752,119
Total revenues	62,533,636	114,936,692

Integrated AI-powered 3D solution

The Group provides integrated AI-powered 3D solutions to customers. All the services promised in the contracts, including but not limited to data acquisition and processing, database engineering, and configuration, are highly interdependent and interrelated, and are combined to deliver a single integrated AI-powered 3D solution. Accordingly, these services are bundled and accounted for as one performance obligation. The Group also provides a warranty to ensure and maintain the normal operation of the products against failures, which cannot be purchased separately. Therefore, the warranty is considered as an assurance-type warranty under ASC606. The Group estimates claim rates of warranty based on historical experiences and the Group’s best estimate. There were no such reserves as of March 31, 2024 and 2025 as the historical warranty expenses were insignificant.

The transaction price is fixed without any variable considerations or significant financing component. The Group recognizes the revenue from provision of integrated AI-powered 3D solutions either over time or at a point in time. For projects that the customer can simultaneously receive and consume the benefits in the progress of the project with the control of the data and source code of software pursuant to ASC606-10-25-27(a) and (b), the Group recognizes the revenue over time. The Group applied the output method based on the achievement of contractual milestone, which faithfully depicts the Group’s performance toward the satisfaction of the performance obligation through third-party verification of value transfer. For projects that the customer cannot simultaneously receive and consume the benefits or create an asset with an alternative use to the entity in the progress of the project pursuant to ASC606-10-25-27(a), (b) or (c), the Group recognizes the revenue at a point in time upon delivery of the solution. The Group is primarily responsible for fulfilling the performance obligation thus the Group acts as a principal in the transaction.

Products sales

The Group generates revenue from sales of hardware. The Group identifies a single performance obligation to transfer the promised products to the customers. The transaction price is fixed without any variable consideration. Revenue is recognized at a point in time when the promised goods are delivered and accepted by customers. The Group is primarily responsible for fulfilling the performance obligation so that Group acts as a principal in the transaction. The Group also provides a warranty to ensure the quality of the products, which cannot be purchased separately. The warranty is considered as an assurance-type warranty and no such reserves as of March 31, 2024 and 2025 as there were insignificant historical warranty expenses.

Contract balances

The Group classifies its right to consideration in exchange for goods or services transferred to a customer as either a receivable or a contract asset. An account receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a good or service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred goods or services to the customer before payment is received or is due. As of March 31, 2024 and 2025, the Group did not record contract assets.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract liabilities consist of deferred revenue, which represent the billings or cash received for goods or services in advance of revenue recognition and are recognized as revenue when all of the Group’s revenue recognition criteria are met. As of March 31, 2024 and 2025, the deferred revenue were RMB5,376,420 and RMB2,699,279, respectively. During the year ended March 31, 2024, the deferred revenue balance of RMB50,000 as of March 31, 2023 was refunded, and during the year ended March 31, 2025, the Group recognized RMB5,376,420 revenue that was included in deferred revenue balance as of March 31, 2024.

(o).   Cost of revenues

Cost of revenues primarily includes labor costs, service procurement, direct materials used in fulfilling the contracts, amortization expenses, cost of products sales and other allocations of costs that relate directly to the contract or to contract activities.

(p).   Selling and marketing expenses

Selling and marketing expenses primarily include staff expenses, promotional and advertising expenses, business entertainment expenses and travel expenses. The advertising expenses were expensed as incurred. For the years ended March 31, 2024 and 2025, advertising expenses were RMB577,320 and RMB3,069,944, respectively.

(q).   General and administrative expenses

General and administrative expenses primarily include staff expenses, depreciation expenses, provision for credit losses, rental expenses, professional services expenses, office expenses and other general corporate related expenses.

(r).    Research and development expenses

Research and development expenses primarily include staff expenses, professional services expenses, depreciation expenses and consumable materials. Research and development expenses are expensed as incurred.

(s).    Employee benefits

The Group’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The total expenses of employee welfare benefits were RMB513,697 and RMB491,262 for the years ended March 31, 2024 and 2025, respectively.

(t).    Income taxes

The Group accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 (US$13,780). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as other expense in the period incurred. There were no amounts accrued for interest and penalties as of March 31, 2024 and 2025. The Group is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(u).   Value added taxes (“VAT”)

The Group is subject to VAT and related surcharges on revenues generated from providing integrated AI-powered 3D solutions and products sales. The Group’s revenues generated by providing integrated AI-powered 3D solutions and products sales are subject to VAT tax rate of 6% and 13%, respectively. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in prepaid expenses and other current assets on the consolidated balance sheets as of March 31, 2024 and 2025.

(v).    Statutory reserves

In accordance with the Company Laws of the PRC, the PRC Entities registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined in accordance with the legal requirements in the PRC. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the statutory reserves is restricted to the off-setting of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

(w).   Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer, who reviews consolidated financial results when making decisions about allocating resources and assessing performance of the Group as a whole, and as a result of the assessment made by CODM, the Group has only one reportable segment as defined by ASC280. The single reportable segment contains (i) integrated AI-powered 3D solution and (ii) products sales. The Group has concluded that consolidated net income is the measure of segment profitability. The Group does not distinguish between markets or segments for the purpose of internal reporting. The CODM assesses performance for the Group, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of income. There is no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of March 31, 2024 and 2025, all of the Group’s revenues were generated in the PRC and all of the Group’s non-current assets were located in PRC and no geographical segments are presented.

(x).   Government grants

Government grants are recognized when there is reasonable assurance that the Group will comply with required conditions and the grants will be received. Government grants are recorded as “other income” on the consolidated statements of income. For the years ended March 31, 2024 and 2025, the Group received government grants and recorded as income of RMB883,747 and RMB287,286, respectively.

(y).    Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group early adopted ASU 2023-07 from the annual period ended March 31, 2024. The adoption of this standard did not have a material impact to the Group’s results of operations, cash flows or financial condition.

Recently issued accounting pronouncements not yet adopted

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group qualifies as an EGC as of March 31, 2024 and 2025 and has elected to apply the extended transition period.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This ASU aligns the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The Group is currently evaluating the impact of adopting ASU 2023-06 on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with SEC Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Group is in the process of evaluating the potential impact of the new guidance on its consolidated financial statements and related disclosures.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), to improve the disclosures about an entity’s expenses including more detailed information about the types of expenses in commonly presented expense captions (“ASU 2024-03”). In January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). At each interim and annual reporting period, entities will disclose in tabular format disaggregating information about prescribed categories underlying relevant income statement captions, as well as the total amount of selling expense and a description of the composition of its selling expense. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Group will adopt the amendments in this ASU for its fiscal year beginning on April 1, 2027. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.      ACCOUNT RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2024	2025
	RMB	RMB
Accounts receivable
Current portion of accounts receivable	10,761,699	6,868,160
Non-current portion of accounts receivable(1)	11,340	939,970
Accounts receivable, gross	10,773,039	7,808,130
Provision for credit losses — current	(740,055)	(511,667)
Provision for credit losses — non-current	(193)	(10,904)
Accounts receivable, current, net	10,021,644	6,356,493
Accounts receivable, non-current, net	11,147	929,066
Total accounts receivable, net	10,032,791	7,285,559

____________

(1)      Non-current portion of accounts receivable consist of receivables upon the completion of the warranty periods of over one year.

The movement of the provision for credit losses on current accounts receivable was as follows:

	As of March 31,
	2024	2025
	RMB	RMB
Balance at beginning of the year	201,661	740,055
Provision (Recovery) for credit losses	538,394	(227,242)
Disposal of a subsidiary	—	(1,146)
Balance at end of the year	740,055	511,667

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

3.      ACCOUNT RECEIVABLE, NET (cont.)

The movement of the provision for credit losses on non-current accounts receivable was as follows:

	As of March 31,
	2024	2025
	RMB	RMB
Balance at beginning of the year	—	193
Provision for credit losses	193	10,711
Balance at end of the year	193	10,904

4.      PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consisted of the following:

	As of March 31,
	2024	2025
	RMB	RMB
Prepaid expenses and other current assets:
Prepayment for promotion	2,765,000	7,488,920
Deductible input VAT	1,878,819	1,821,743
Deposits	2,000	346,278
Prepaid expenses	96,840	212,000
Advance to employees(1)	1,523,854	73,530
Others	121,389	346,337
Prepaid expenses and other current assets	6,387,902	10,288,808

Other non-current assets:
Deposits	325,166	38,794
Others	—	99,200
Other non-current assets	325,166	137,994
Total	6,713,068	10,426,802

____________

(1)      Advance to employees was prepayments for operating purposes.

The movement of the provision for credit losses was as follows:

	As of March 31,
	2024	2025
	RMB	RMB
Balance at beginning of the year	—	—
Provision for credit losses	650,000	77,166
Write-offs	(650,000)	(77,166)
Balance at end of the year	—	—

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

5.      PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of March 31,
	2024	2025
	RMB	RMB
Cost
Electronic equipment	12,628,393	12,628,393
Office equipment and fixture	3,655,915	3,666,472
Vehicles	—	243,335
Leasehold improvement	—	431,188
Total cost	16,284,308	16,969,388
Accumulated depreciation	(3,671,526)	(6,375,848)
Property and equipment, net	12,612,782	10,593,540

Depreciation expenses were RMB1,757,076 and RMB2,704,321 for the years ended March 31, 2024 and 2025, respectively.

No impairment loss was recognized for the years ended March 31, 2024 and 2025, respectively.

6.      INTANGIBLE ASSET, NET

Intangible assets consisted of the following:

	As of March 31,
	2024	2025
	RMB	RMB
Cost
Software	2,924,528	2,924,528
Total cost	2,924,528	2,924,528
Accumulated amortization	(682,390)	(974,842)
Intangible assets, net	2,242,138	1,949,686

Amortization expenses were RMB292,453 and RMB292,453 for the years ended March 31, 2024 and 2025, respectively.

Future estimated amortization expenses of intangible assets are as follows:

For the years ended March 31,	Amounts
RMB
2026	292,453
2027	292,453
2028	292,453
2029	292,453
2030 and thereafter	779,874
Total	1,949,686

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

7.      SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

Creditors	Annual Interest Rate	Borrowing date	Maturity date	As of March 31,
				2024	2025
				RMB	RMB
China Everbright Bank(1)	6.00%	October 28, 2024	October 27, 2025	—	3,000,000
China Everbright Bank(1)	6.00%	October 31, 2024	October 30, 2025	—	500,000
China Everbright Bank(1)	6.00%	December 11, 2024	December 10, 2025	—	500,000
China Everbright Bank(1)	6.00%	January 19, 2025	January 20, 2026	—	500,000
China Everbright Bank(1)	6.00%	February 27, 2025	February 26, 2026	—	500,000
China Everbright Bank(1)	3.85%	January 15, 2024	January 14, 2025	1,000,000	—
Industrial Bank Co., Ltd(2)(13)	3.60%	April 26, 2024	April 26, 2025	—	3,000,000
China Zheshang Bank(2)	4.50%	March 12, 2025	March 12, 2026	—	3,000,000
Bank of China(3)(13)	3.55%	September 14, 2024	September 13, 2025	—	940,000
Bank of China(4)	3.90%	August 28, 2023	August 28, 2024	1,000,000	—
Bank of China(4)	3.45%	February 29, 2024	February 28, 2025	1,000,000	—
Bank of China(5)	3.45%	February 29, 2024	February 28, 2025	947,988	—
Bank of Communications(6)	4.00%	November 7, 2024	November 7, 2025	—	1,000,000
Bank of Communications(6)	4.00%	November 14, 2024	November 13, 2025	—	1,000,000
Bank of Communications(6)	4.50%	November 8, 2023	November 8, 2024	1,000,000	—
Bank of Communications(6)	4.50%	November 13, 2023	November 13, 2024	1,000,000	—
Bank of Communications(7)	4.05%	January 15, 2025	January 5, 2026	—	2,000,000
Industrial and Commercial Bank of China(8)	3.10%	January 24, 2025	December 30, 2025	—	6,000,000
Bank of Guangzhou(9)(13)	3.80%	August 1, 2024	August 1, 2025	—	2,940,000
Shanghai Pudong Development Bank(10)	3.50%	December 27, 2024	December 27, 2025	—	1,940,000
China Construction Bank(11)	3.95%	April 4, 2023	April 4, 2024	673,332	—
China Construction Bank(12)	3.85%	July 24, 2023	July 24, 2024	2,184,000	—
Total short-term borrowings				8,805,320	26,820,000

____________

(1)      Credit facility totaling RMB8,000,000 from China Everbright Bank with each drawdown being valid for one year, was guaranteed by Mr. Haoran Zhou, the Controlling shareholder, Director, and Chief Executive Officer of the Group, and secured by the intellectual property, which was recorded in research and development expenses and the right to collect of sales considerations totaling RMB22,322,900 due from the Group’s customers. As of March 31, 2025, all accounts receivables secured have been collected from the customers. The term of this line of credit dates from October 28, 2024 to October 27, 2025.

(2)      Borrowings were guaranteed by Mr. Haoran Zhou.

(3)      Credit facility totaling RMB2,000,000 from Bank of China with each drawdown being valid for one year, and with Mr. Haoran Zhou as a co-borrower. The term of this line of credit dates from September 11, 2024 to September 3, 2025.

(4)      Credit facility totaling RMB2,000,000 from Bank of China with each drawdown being valid for one year, was guaranteed by Mr. Haoran Zhou. The term of this line of credit dates from August 25, 2023 to August 14, 2024.

(5)      The borrowing was guaranteed by Mr. Haoran Zhou and a third party, Shenzhen Hi-Tech Investment Small and Micro Financing Guarantee Co. Ltd, with an annual guarantee fee of RMB6,000.

(6)      Credit facility totaling RMB2,000,000 from Bank of Communications with each drawdown being valid for one year, was guaranteed by Mr. Haoran Zhou. The term of this line of credit dates from November 8, 2023 to October 30, 2025.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

7.      SHORT-TERM BORROWINGS (cont.)

(7)      Credit facility totaling RMB4,000,000 from Bank of Communications with each drawdown being valid for one year, was guaranteed by Mr. Haoran Zhou. The term of this line of credit dates from December 5, 2024 to December 4, 2026.

(8)      Credit facility totaling RMB6,000,000 from Industrial and Commercial Bank of China with each drawdown being valid for one year, was guaranteed by Mr. Haoran Zhou and secured by the right to collect sales consideration of RMB9,259,200 due from a customer of the Group. As of March 31, 2025, all accounts receivables secured have been collected from the customers. The term of this line of credit dates from January 23, 2025 to December 30, 2025.

(9)      The borrowing was guaranteed by Mr. Haoran Zhou and a third party, Guoren Property and Casualty Insurance Co. Ltd. The guarantee fee was charged at 2% of the principle and related interests.

(10)    Credit facility totaling RMB2,000,000 from Shanghai Pudong Development Bank with each drawdown being valid for one year, was guaranteed by Mr. Haoran Zhou. The term of this line of credit dates from December 20, 2024 to December 16, 2025.

(11)    Credit facility totaling RMB1,000,000 from China Construction Bank with each drawdown being valid for one year, was guaranteed by a third party, Shenzhen Hi-Tech Investment Small and Micro Financing Guarantee Co. Ltd, with an annual guarantee fee of RMB6,000 and with Mr. Haoran Zhou as a co-borrower. The term of this line of credit dates from June 8, 2022 to June 8, 2023.

(12)    Credit facilities totaling RMB2,184,000 from China Construction Bank with each drawdown being valid for one year, and with Mr. Haoran Zhou as a co-borrower. The term of this line of credit dates from July 24, 2023 to July 24, 2024.

(13)    These borrowings were fully repaid subsequently.

The interest expenses of short-term borrowings were RMB227,348 and RMB666,598 for the years ended March 31, 2024 and 2025, respectively. For the years ended March 31, 2024 and 2025, the weighted average interest rates were 3.92% and 4.11%, respectively.

8.      LONG-TERM PAYABLES

Long-term payables consisted of the following:

	As of March 31,
	2024	2025
	RMB	RMB
Failed sale-leaseback(i):
Current portion of long-term payables	1,550,682	—
Non-current portion of long-term payables	—	—
Long-term payables	1,550,682	—

____________

(i)      For the years ended March 31, 2024 and 2025, the Group sold certain Laser Radar System to a third-party entity (the “purchaser-lessor”) and simultaneously entered into contracts to lease back these assets from the purchaser-lessor, where the interest rates were 13.02%. Pursuant to the terms of the contracts, the Group was required to pay lease payments to the purchaser-lessor monthly over the contract periods and has call option to obtain the ownership of these facilities at a nominal price upon the expiration of the leases. Through the leaseback, the Group substantially retained all of the benefits and risks incident to the ownership of the equipment sold and the Group did not transfer the control of the asset to the purchaser-lessor. Therefore, these lease transactions did not qualify as sale-leaseback transactions. Accordingly, the Group identified the transactions as financing arrangements and recorded as long-term payables. The interest expense for the years ended March 31, 2024 and 2025 was RMB348,028 and RMB92,506, respectively.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

9.      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2024	2025
	RMB	RMB
Accrued expenses and other current liabilities:
Payroll and welfare	662,009	353,637
Other taxes payable	29,693	638,450
Payables for purchase of property and equipment	50,400	166,400
Deposit	575,360	—
Other current liabilities	84,977	166,072
Accrued expenses and other current liabilities	1,402,439	1,324,559

10.    LEASE

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Group’s operating leases mainly related to business premises. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

Short-term leases include office leases with a term of 12 months or less. Both operating lease expense and short-term lease expense were recognized in general and administrative expenses. For the years ended March 31, 2024 and 2025, total lease cost was presented as follows:

	For the years ended March 31,
	2024	2025
	RMB	RMB
Operating and short-term lease expense:
Operating lease expense	777,090	439,375
Short-term lease expense	10,800	32,400
Total lease expense	787,890	471,775

The balances for the operating leases where the Group is the lessee were presented as follows:

	As of March 31,
	2024	2025
	RMB	RMB
Operating right-of-use assets	752,162	1,503,480
Operating lease liabilities, current	367,020	305,451
Operating lease liabilities, non-current	341,736	1,308,360
Total operating lease liabilities	708,756	1,613,811

The remaining lease terms and discount rates of operating leases were as follows:

	For the years ended March 31,
	2024	2025
	RMB	RMB
Weighted-average remaining lease term (in years)	1.70	4.25
Weighted-average discount rate	3.92%	3.92%
Cash paid for amounts included in the measurement of lease liabilities	803,389	335,474

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

10.    LEASE (cont.)

The following is a schedule of future minimum payments under the Group’s operating leases as of March 31, 2025:

For the years ended March 31,	Future minimum lease payments
RMB
2026	362,285
2027	362,285
2028	440,402
Thereafter	597,045
Total lease payments	1,762,017
Imputed interest	(148,206)
Total operating lease liabilities	1,613,811

11.    RESTRICTED NET ASSETS

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries. In addition, the Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to nil with the disposal of Jiangxi Sensing and nil net assets of Shenzhen Big Bear as of March 31, 2025. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries to satisfy any obligations of the Company.

12.    Taxation

PRC

Under the Enterprise Income Tax (“EIT”) Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”). EIT grants preferential tax treatment to HNTEs at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Sensing Shenzhen was recognized as a HNTE by relevant government authorities in December 2022 and is in the process of renewing its HNTE certificate in 2025. Thus, Sensing Shenzhen was entitled to the preferential income tax rate of 15% for the years ended March 31, 2024 and 2025.

For qualified small and low-profit enterprises, from January 1, 2023 to March 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended March 31, 2024 and 2025, all PRC subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

12.    Taxation (cont.)

The income tax provision consisted of the following components:

	For the years ended March 31,
	2024	2025
	RMB	RMB
Current income tax expenses	—	—
Deferred income tax (benefits) expenses	(115,173)	53,466
Total income tax (benefits) expenses	(115,173)	53,466

All of the Group’s income before tax was generated from PRC. A reconciliation of the Group’s PRC statutory tax to the effective income tax during the years ended March 31, 2024 and 2025 was as follows:

	For the years ended March 31,
	2024	2025
	RMB	RMB
Income before income tax	2,000,985	10,082,564
PRC statutory income tax rate	25%	25%
Computed income tax expenses with PRC statutory income tax	500,246	2,520,641
Preferential tax rate	(400,197)	(2,016,513)
Additional deduction of qualified R&D expenditures	(299,912)	(475,549)
Non-deductible expenses	70,539	35,553
Changes in valuation allowance	14,151	(14,151)
NOL decrease due to entity disposal	—	3,485
Income tax (benefits) expenses	(115,173)	53,466

The significant components of deferred tax assets were as follows:

	As of March 31,
	2024	2025
Deferred tax assets:
Tax loss carried forward	417,131	352,652
Operating lease liabilities	35,438	80,691
Provision for credit losses	37,012	26,129
Total deferred tax assets	489,581	459,472
Valuation allowance	(14,151)	—
Total deferred tax assets, net of valuation allowance	475,430	459,472
Net off against deferred tax liabilities	(37,608)	(75,174)
Deferred tax assets, net	437,822	384,298

Deferred tax liabilities:
Operating right-of-use assets	(37,608)	(75,174)
Total deferred tax liabilities	(37,608)	(75,174)
Net off against deferred tax assets	37,608	75,174
Deferred tax liabilities, net	—	—

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

12.    Taxation (cont.)

Changes in valuation allowance are as follows:

	As of March 31,
	2024	2025
	RMB	RMB
Balance at beginning of the year	—	14,151
Addition	14,151	—
Reduction due to entity disposal	—	(14,151)
Balance at end of the year	14,151	—

Total net operating losses carryforwards of the Group’s PRC enterprises were RMB8,342,610 and RMB7,053,065 as of March 31, 2024 and 2025, respectively. According to PRC tax regulations, the PRC enterprises’ net operating loss can generally carry forward for no longer than five years, and HNTE’s and net operating losses can be carried forward for no more than 10 years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. The Group will re-apply for the HNTE certificate when the prior certificate expires in the foreseeable future. As of March 31, 2025, net operating loss carryforwards from PRC will expire in calendar years 2031 through 2034, if not utilized.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent earnings, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. As of March 31, 2024 and 2025, the Group did not provide valuation allowance for Sensing Shenzhen as the Group concluded that it is more likely than not that it will generate sufficient future taxable income to realize the deferred tax assets. Accordingly, the amount of deferred tax assets retained is RMB437,822 and RMB 384,298 as of March 31, 2024 and 2025, respectively. Conversely, for Jiangxi Sensing, the Group has concluded that it is more likely than not that it will not have sufficient taxable income to realize the deferred tax assets. Thus, a full valuation allowance has been maintained against the deferred tax assets of Jiangxi Sensing. Accordingly, the valuation allowance recorded was 14,151 and nil as of March 31, 2024 and 2025, respectively.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended March 31, 2024 and 2025, the Group did not incur any interest and penalties related to potential underpaid income tax expenses.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

13.    RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties that have transactions with the Group during the years ended March 31, 2024 and 2025, and their relationships with the Group:

Name	Relationship with the Group
Mr. Haoran Zhou	Controlling shareholder, Chairman of Board and Chief Executive Officer of the Group
Zhuhai Yuanfeng Interactive Technology Co., Ltd.	Company that the Group had significant influence on until April 3, 2025

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

13.    RELATED PARTY TRANSACTIONS (cont.)

The Group had the following due to balances with related parties:

	As of March 31,
	2024	2025
	RMB	RMB
Amounts due to related parties:
Zhuhai Yuanfeng Interactive Technology Co., Ltd.(a)	2,558,500	1,358,000
Mr. Haoran Zhou(b)(c)	261,501	—
Amounts due to related parties	2,820,001	1,358,000

____________

(a)      The balance represents the payable for the purchase of technology development service.

(b)      The balance represents the expenses paid by related parties on behalf of the Group for daily operation.

(c)      The balance represents the interest-free loans from the related party for daily operational purposes. The loans are unsecured and repayable on demand. All the loans had been repaid subsequently.

The Group had the following transactions with related parties:

	For the years ended March 31,
	2024	2025
	RMB	RMB
Technology service purchase
Zhuhai Yuanfeng Interactive Technology Co., Ltd.	4,950,000	—
Subtotal	4,950,000	—

Technology service fee paid
Zhuhai Yuanfeng Interactive Technology Co., Ltd.	2,391,500	1,200,500
Subtotal	2,391,500	1,200,500

Interest-free loans from a related party
Mr. Haoran Zhou	6,744,520	500,000
Subtotal	6,744,520	500,000

Repayment of interest-free loans from a related party
Mr. Haoran Zhou	13,793,261	770,000
Subtotal	13,793,261	770,000

As of March 31, 2024 and 2025, Mr. Haoran Zhou provided guarantees to RMB5,947,988 and RMB25,880,000 of the Group’s short-term borrowings, respectively, and acted as a co-borrower for RMB2,857,332 and RMB940,000 of the Group’s short-term borrowings, respectively (See Note 7).

14.    CONCENTRATION AND RISK

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash, accounts receivable, net, and prepaid expenses and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Group’s cash are held with financial institutions that Group’s management believes to be high credit quality. The Group periodically evaluates the creditworthiness of the existing customers and suppliers in determining provision for credit losses.

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

14.    CONCENTRATION AND RISK (cont.)

Interest rate risk

Fluctuations in market interest rates may negatively affect the Group’s financial condition and results of operations. The Group is exposed to interest rate risk through the Group’s short-term borrowings, and the risks due to changes in interest rates is not material. The Group has not used any derivative financial instruments to manage its interest risk exposure.

Concentration of customers and suppliers

The following table sets forth a summary of single customers who represent greater than 10% of the total revenue of the Group for the years ended March 31, 2024 and 2025.

	For the years ended March 31,
	2024	2025
Percentage of Group’s revenue over 10%
Customer A	*	20%
Customer B	18%	*
Customer C	12%	*

____________

*        represent percentage less than 10%

The following table sets forth a summary of single customers who represent greater than 10% of the total account receivables of the Group as of March 31, 2024 and 2025.

	As of March 31,
	2024	2025
Percentage of Group’s accounts receivable over 10%
Customer D	17%	24%
Customer E	*	21%
Customer F	*	14%
Customer G	*	12%
Customer H	15%	*
Customer I	14%	*
Customer J	13%	*
Customer B	12%	*

____________

*        represent percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable as of March 31, 2024 and 2025:

	As of March 31,
	2024	2025
Percentage of Group’s accounts payable over 10%
Supplier A	14%	52%
Supplier B	17%	10%
Supplier C	21%	*

____________

*        represent percentage less than 10%

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

14.    CONCENTRATION AND RISK (cont.)

The following table sets forth a summary of single suppliers who represent greater than 10% of the total purchases of the Group for the years ended March 31, 2024 and 2025.

	For the years ended March 31,
	2024	2025
Percentage of Group’s purchase over 10%
Supplier D	*	24%
Supplier C	*	16%
Supplier B	24%	*
Supplier E	16%	*

____________

*        represent percentage less than 10%

15.    COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2024 and 2025, the Group had no capital commitment.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no material pending or threatened claims and litigation as of March 31, 2024 and 2025 and through the issuance date of the consolidated financial statements.

16.    SUBSEQUENT EVENTS

Share-Incentive Plan

On June 11, 2025, the Shareholders Meeting of the Company approved the resolution of share-incentive plan, under which Mr. Haoran Zhou transferred 12% equity interests of the Company to eligible employees, to award eligible employees’ contribution of the business development of the Company, at an aggregate consideration of RMB2.4 million. On June 15, 2025, Mr. Haoran Zhou entered into the Share Transfer Agreement with Shenzhen Zhongsen Zhihe Investment Partnership (Limited Partnership), which is the employee stock ownership platform under the share-incentive plan. The effective of share incentive contains service conditions of two years, and a performance condition such that the awards only vested upon the consummation of a Qualified IPO, and for employees who terminate the employment before the completion of a Qualified IPO, the shares should be forfeited. Given the vesting of these shares is contingent on a Qualified IPO, the share-based compensation expense related to the vested portion of these shares would not be recognized until Qualified IPO is probable.

Investments from third parties

From July to August 2025, the Company entered into Capital Increase and Share Expansion Agreements with four third-party investors (“Investors I”) respectively to obtain investments of a total of RMB18,100,000, in exchange of 15.5% equity interests of the Company. Pursuant to the agreements, the investors shall have the right and the Company have the obligation to redeem their equity interests of the Company if the Company cannot consummate a Qualified IPO before June 30, 2027. The redemption price shall be, the sum of the paid consideration plus a

SENSING SHENZHEN DATA TECHNOLOGY CO., LTD
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Renminbi (“RMB”) and U.S. dollars (“US$”), except for share data, or otherwise noted)

16.    SUBSEQUENT EVENTS (cont.)

simple interest rate of 8% per annum for each year such consideration was paid from the settlement date through the date of redemption thereof (one year shall be 365 days). A total amount of RMB18,100,000 has been collected subsequently.

On September 12, 2025, a third-party investor entered into Share Purchase Agreement with Sensing Cayman to purchase 592,400 ordinary shares issued by Sensing Cayman at an aggregate consideration of US$1,000,000. In connection with this investment, the ordinary shares were issued with a series of special rights and preferences, including redemption rights, anti-dilution protection, liquidation preference, and certain corporate governance veto rights. Pursuant to the terms of the supplemental agreement, all of these special rights and preferences granted to the Investor will automatically and irrevocably terminate upon the consummation of a qualified initial public offering.

Reorganization

In December, 2025, Sensing WFOE acquired 100% equity interests of the Company from its original shareholders including Investors I. As a result of the Reorganization, Investors I held ordinary shares issued by Sensing Cayman without any redemption right.

Credit facilities

Subsequent to March 31, 2025, the Company obtained additional RMB26,000,000 credit facilities from China Zheshang Bank, Industrial Bank Co., Ltd and Bank of China, whose maturities vary from April 2026 to May 2028 with fixed interest rates of 2.8% to 4.5%.

The Group has evaluated subsequent events through December 22, 2025, which is the date when the financial statements were issued, and concluded that, except for the events mentioned above, no other subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

[•] Class A Ordinary Shares

Sensing4D AI Ltd

––––––––––––––––––––

PROSPECTUS

––––––––––––––––––––

            , 2025

Until and including            , 2025 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Class A Ordinary Shares, whether or not participating in this Offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the indemnified person’s own fraud or dishonesty or against the consequences of committing a crime.

Our post-offering memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements will be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our directors and officers for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

Purchaser	Date of issuance	Number of securities	Consideration
Ordinary shares
VisualCore Capital Ltd	August 18, 2025	6,833,199	USD	683.3199
V3D Holdings Ltd	August 18, 2025	74,800	USD	7.48
Cognivis Ltd	August 18, 2025	1,232,000	USD	123.20
DimensionX Holdings Ltd	August 18, 2025	660,000	USD	66.00
Nextera Ltd	August 18, 2025	1,200,000	USD	120.00
Voxora Ltd	August 18, 2025	1,000,000	USD	100.00
Convergent Digital Ltd	August 18, 2025	160,000	USD	16.00
Voxelytics Ltd	August 18, 2025	677,400	USD	67.74
BigEagle Globle Limited	September 12, 2025	592,400	USD	1,000,000.00

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See “Exhibit Index” of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, China, on [•], 2025.

Sensing4D AI Ltd
By:
Name:	Haoran Zhou
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below constitutes and appoints Haoran Zhou as attorney-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated.

Signature	Title	Date
	Chief Executive Officer and Director	[•], 2025
Haoran Zhou	(Principal Executive Officer)
	Chief Financial Officer	[•], 2025
Guisong Chen	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Sensing4D AI Ltd has signed this registration statement or amendment thereto in New York, New York, United States of America on [•], 2025.

[•]
By:
Name:	[•]
Title:	[•]

EXHIBIT INDEX

Exhibit No.	Description of document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this Offering)
4.1*	Specimen Class A Ordinary Share Certificate
5.1*	Opinion of Harney Westwood & Riegels, Cayman Islands counsel of the Registrant, regarding the validity of Class A Ordinary Shares being registered
5.2*	Opinion of Jingtian & Gongcheng
8.1*	Opinion of Harney Westwood & Riegels, Cayman Islands counsel of the Registrant, as to certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Jingtian & Gongcheng, as to certain PRC tax matters (included in Exhibit 99.5)
10.1*	Form of Indemnification Agreement with the Registrant’s directors and executive officers
10.2*	Form of Employment Agreement with the Registrant’s executive officers
10.3*	Form of Director Offer Letter between the registrant and its directors
10.4*	Form of Lock-Up Agreement (included as Exhibit A in Exhibit 1.1)
10.5*

Tenancy Agreement for Unit 1302, Tower T2, Yuecai City, Taibai Road, Luohu District, Shenzhen between Shenzhen Luohu Industrial Investment Promotion Service Co., Ltd. and Sensing Shenzhen Data Technology Co., Ltd., dated July 1, 2024

10.6*	Share Purchase Agreement between BigEagle Globle Limited and Sensing 4D AI Ltd, dated September 12, 2025
10.7*	Supplement Agreement to Share Purchase Agreement between BigEagle Globle Limited and Sensing 4D AI Ltd, dated September 13, 2025
10.8*

Share Transfer Agreement among Sensing Cloud Computing (Shenzhen) Co., Ltd., Haoran Zhou, Cuihui Tan, Zixuan Ren, Laxiang Xu, Nan Jin, and Sensing Shenzhen Data Technology Co., Ltd., dated December 1, 2025

10.9*

Share Transfer Agreement among Sensing Cloud Computing (Shenzhen) Co., Ltd., Haoran Zhou, Shenzhen Sencheng Management Consulting Partnership (Limited Partnership), Shenzhen Zhongsen Zhihe Investment Partnership (Limited Partnership), Shenzhen Senran Management Consulting Partnership (Limited Partnership), and Sensing Shenzhen Data Technology Co., Ltd., dated December 1, 2025

21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Marcum Asia CPAs LLP
23.2*	Consent of Harney Westwood & Riegels (included in Exhibits 5.1)
23.3*	Consent of Jingtian & Gongcheng (included in Exhibits 5.2)
23.4*	Consent of Frost & Sullivan
24.1*	Power of Attorney (included in signature page hereto)
99.1*	Code of Business Conduct and Ethics
99.2*	Form of Charter of the Audit Committee
99.3*	Form of Charter of the Compensation Committee
99.4*	Form of Charter of the Nominating and Corporate Governance Committee
99.5*	Consent of Independent Director Nominee [•]
99.6*	Consent of Independent Director Nominee [•]
99.7*	Consent of Independent Director Nominee [•]
99.8*	Form of Clawback Policy
99.9*	Form of Insider Trading Policy
107*	Filing Fee Table

____________

*        To be filed by amendment

**      Filed herewith